

creativity diversification consistency

new value



NEW YORK
Nashua
NH
Cambridge
MA
CT
New York
NJ
PENNSYLVANIA
Pittsburgh
Philadelphia
MD
Washington, D.C.
WEST VIRGINIA
Charleston
VIRGINIA
Richmond
Hampton-Newport News
NORTH CAROLINA
Charlotte
MICHIGAN
Flint
Detroit
Buffalo
Cleveland
Akron
OHIO
INDIANA
Indianapolis
ILLINOIS
Chicago
ALABAMA
Birmingham
GEORGIA
Atlanta
FLORIDA
Tampa
Fort Lauderdale
Miami
LEGEND
Retail Centers
Office Buildings
Under Construction
Land Development
Targeted Markets
Hotels
Apartments
Regional Offices
Lumber Trading Group Offices
NOTE: Numbers indicate properties in each market.

Portfolio of Real Estate



BRITISH COLUMBIA
Vancouver
WASHINGTON
Bellevue
Portland
OREGON
NEVADA
San Francisco
San Jose
Fresno
Las Vegas
CALIFORNIA
Los Angeles
San Diego
ARIZONA
Tucson
COLORADO
Denver
Manhattan
KANSAS
El Paso
TEXAS

HIGHLIGHTS - JANUARY 31, 2002

Retail	Retail Square Feet Including Anchors 18,460,000
Office Buildings	Leasable Square Feet 8,827,000
Hotels	Rooms 2,939
Apartments (1)	Units 35,386

(1) Includes residual interest in 6,966 Federally Subsidized housing units.

About the Company

Forest City Enterprises, Inc. is headquartered in Cleveland, Ohio, has more than $4.4 billion in total assets and is principally engaged in the ownership, development, acquisition and management of commercial and residential real estate throughout the United States.

The Company operates under four Strategic Business Units:

- ***Commercial Group***, the Company's largest business unit, owns, develops, acquires and operates regional malls, specialty/urban retail centers, office buildings and hotels. The Commercial Group also focuses on mixed-use projects.
- ***Residential Group*** owns, develops, acquires, leases and manages residential rental property including middle-market apartments in urban and suburban locations, adaptive re-use developments in urban locations and supported-living facilities.
- ***Land Development Group*** acquires and sells both land and developed lots to residential, commercial and industrial customers. It also owns and develops land into master-planned communities and mixed-use projects.
- ***Lumber Trading Group,*** a wholesaler, sells lumber to customers in all 50 states and Canadian provinces, through 10 sales and administration offices in six states and British Columbia. Trading Group employs more than 300 traders and sold the equivalent of eight billion board feet of lumber in 2001 with a gross sales volume of $2.6 billion.

The Company's target markets include Boston, Denver, Los Angeles, New York City, Philadelphia, Richmond, San Francisco and Washington D.C. The Company's shares of Class A and Class B common stock are listed on the New York Stock Exchange – FCEA and FCEB. For more information, visit www.fceinc.com.

About the Cover

The Forest City formula, creativity + diversification + consistency = new value, best describes our business approach in a dynamic marketplace. Adherence to our 'City Strategy' provides unique opportunities in growth markets and consistently creates solid performance and new shareholder value. Our commitment to product and market diversification ensures a healthy portfolio. The creativity of our people, our approach to financing and our corporate structure provides us with ongoing flexibility.

The 35 Landsdowne Street building, home of Millennnium Pharmaceuticals, Inc., at our University Park at MIT office campus is **featured on the cover**. This project is a great example of our formula in action – diverse products in a targeted urban growth market generating strong returns for our shareholders.

In 2001, we strove to successfully apply our formula to new and existing business ventures. For years to come, from coast to coast and city to city, creativity + diversification + consistency = new value will lay the foundation for our business strategy.

Contents

FCEA Listed NYSE

Financial Highlights

	January 31, 2002	January 31, 2001
	(in thousands, except per share data)	
Operating Results:		
Revenues	**$ 906,570**	$ 794,785
Earnings before depreciation, amortization and deferred taxes (EBDT)(1)	**167,970**	147,809
Net earnings	**103,029**	91,637
Per Share:		
EBDT(1)(2)	**$ 3.54**	$ 3.25
Net earnings(2)	**$ 2.17**	$ 2.01
Weighted average common shares outstanding(2)	**47,387**	45,500
Share Price:		
Class A(2)	**$ 39.78**	$ 27.70
Class B(2)	**39.76**	28.03
Financial Position:		
Consolidated assets	**$ 4,417,646**	$ 4,027,470
Real estate, at cost	**3,944,153**	3,590,219
Nonrecourse mortgages	**2,620,598**	2,439,912
Long-term debt, including senior and subordinated debt	**274,400**	409,900
Consolidated shareholders' equity	**662,513**	456,636

EBDT

For the years ended January 31, (in millions)


$ 175
$ 150
$ 125
$ 100
$ 75
$ 50
$ 25
$ 0
'98
'99
'00
'01
'02

Real Estate, at Cost

January 31, (in billions)


$4.5
$4.0
$3.5
$3.0
$2.5
$2.0
$1.5
$1.0
$0.5
$0.0
'98
'99
'00
'01
'02
Pro-Rata
Full Consolidation

(1) The Company uses an additional measure, along with net earnings, to report its operating results. This measure, referred to as Earnings Before Depreciation, Amortization and Deferred Taxes ("EBDT"), is not a measure of operating results or cash flows from operations as defined by generally accepted accounting principles and may not be directly comparable to similarly-titled measures reported by other companies. The Company believes that EBDT provides additional information about its operations and, along with net earnings, is necessary to understand its operating results. The Company's view is that EBDT is an indicator of the Company's ability to generate cash to meet its funding requirements. EBDT is defined as net earnings excluding the following items: i) gain (loss) on disposition of operating properties and other investments (net of tax); ii) beginning in the year ended January 31, 2001, the adjustment to recognize rental revenues and rental expense using the straight-line method; iii) noncash charges from Forest City Rental Properties Corporation, a wholly-owned subsidiary of Forest City Enterprises, Inc., for depreciation, amortization and deferred income taxes; iv) provision for decline in real estate (net of tax); v) extraordinary items (net of tax); and vi) cumulative effect of change in accounting principle (net of tax).

(2) Adjusted for three-for-two split of Class A and Class B Common Stock effective November 14, 2001.

Dear Fellow Shareholders,

2001 was both historic and unforgettable. Forest City achieved record results in revenues, earnings before depreciation and amortization and deferred taxes (EBDT), EBDT per share, shareholders' equity and stock price. The total return on our stock was 49 percent in 2001 and the corresponding 5-year annual growth rate was 24 percent. While some of our business units did not perform as planned, our goal to increase shareholder value through a multi-product, multi-market strategy served us well. Additionally, we increased our liquidity through a stock offering, an increase in our credit facilities and the disposition of our interest in a large regional mall.

Total Assets

January 31, 2002 ($4.4 billion)


34%
30%
1%
4%
4%
18%
9%
Commercial
Retail
Office Buildings
Hotels
Residential
Land
Lumber
Corporate

In 2001, several areas had a significant impact on EBDT. First, our Land Development Group performed extremely well due to land sales from our Denver Stapleton and Chicago Central Station projects. In addition, we converted fully reserved federally subsidized housing notes into EBDT. At the same time, our hotels were negatively affected by the events of September 11th, and we took more write-offs of projects under development than in previous years.

Our greatest asset, human capital, was the most significant contributor in generating our record results. Our creativity enables us to be successful and diversify our portfolio by both product and market. Through adherence to this strategy, we consistently improve our performance and increase shareholder value. We define our strategic formula for success as:

"Creativity + Diversification + Consistency = New Value"

OVERALL PERFORMANCE – EBDT per share increased 8.9 percent, our 22nd consecutive year of EBDT growth. This is a key measure of cash flow and the Company's ability to grow shareholder value.

Record Performance		% Increase
Revenues	$ 907 mil.	14.1%
EBDT	$ 168 mil.	13.6%
EBDT per Share	$ 3.54	8.9%
Shareholders' Equity	$ 663 mil.	45.1%

A component of our EBDT is comparable property net operating income (NOI) from properties opened and operated in 2000 and 2001. Our operating portfolio's comparable NOI increased 2.5 percent, excluding our hotels. Due to the material impact of September 11th on the lodging industry, our comparable NOI including the hotels was flat.

Occupancy remained high, approximately one percentage point lower than last year, with office buildings at 95 percent, residential at 94 percent and retail at 91 percent. At the business unit level, comparable NOI for our Commercial Group increased 2.6 percent excluding hotels, and was down .8 percent with hotels. Our Residential Group's comparable NOI increased 2.2 percent.

Our property EBDT grew as a result of 12 project openings or acquisitions, representing a total cost of $472 million at our share. The full-year impact of 17 projects added during 2000 also contributed to our EBDT growth.

LIQUIDITY– One of 2001's most significant achievements was our Company's stock offering. Our institutional investor meetings, which began in early September, were halted by the tragedies that gripped our nation on September 11th. Our management team was making a presentation on the 42nd floor of 7 World Trade Center when the Twin Towers were struck. We returned to Cleveland uncertain if we would complete the offering. Investor confidence exceeded expectations, allowing us to raise $118 million (3.9 million shares) in new capital two weeks later – one of very few transactions completed during this difficult time. Since the offering, our stock has performed well and increased in value.

Early in 2002, we increased our corporate credit facilities by $100 million to $350 million while maintaining our existing interest rate spread. This increased commitment reflects not only the importance of our corporate banking relationships, but is evidence of their continuing support of Forest City.

Our 67.5 percent interest in Tucson Mall was disposed of for $121.5 million, generating cash proceeds of $73.0 million. A portion of the proceeds was used to acquire the Galleria at South Bay, a regional mall in Redondo Beach, California, to complete a tax-deferred exchange.



Reflection

September 11th affected all of us at Forest City. As the developer and owner of the New York Fire Department headquarters in Brooklyn, we were directly impacted. We salute all of our employees, and in particular our fellow employees in New York City, for their contributions of time, effort and financial resources.

New York City remains an integral part of Forest City's future. We are building the first major New York City office building since the World Trade Center attacks. Construction is underway on Nine MetroTech Center South in downtown Brooklyn to house New York's largest health insurer – Empire Blue Cross and Blue Shield, a former World Trade Center tenant. Scheduled to open in Spring 2003, the building will provide 650,000 square feet of office space to the New York City market.

We extend our heartfelt sympathies to the victims of these horrendous attacks and their families. Our sincerest gratitude goes to the scores of fellow countrymen who offered their assistance, and tragically their lives, in the rescue and recovery efforts in New York City, Washington D.C. and Pennsylvania.

The American spirit was tested on that fateful day and we showed the world that we value our freedom and are ready and willing to come to the aid of our brothers and sisters in their time of need. America is truly the home of the brave. It is our privilege to live and work in this great nation.

These three transactions generated cash proceeds of more than $290 million, significantly increasing our financial liquidity and flexibility. The proceeds are being invested in our development program to further enhance shareholder value.

PORTFOLIO AND DEVELOPMENT STRATEGY– Through our 'City Strategy' we concentrate on urban areas in larger markets and gain access to projects with relatively high barriers-to-entry. Our history of cooperation with public sector organizations and authorities provide us with this strategic advantage. We are strongly committed to cultivating a diverse portfolio by focusing on target markets with opportunities to achieve the most attractive returns.

Our target markets are characterized by a highly educated population, above-average per capita income and/or are experiencing above-average growth in per capita income. Employing this strategy during the past five years, we increased our property concentration (based on total property cost) in New York City, California, Boston, Washington D.C. and Denver from 39 percent to 53 percent. Eighty percent of our projects under construction are in these target markets.

We opened 10 development projects and acquired two properties in seven different markets and three different product types – retail, office and residential.

Opening and Acquisitions

We opened 10 development projects and acquired two properties in seven different markets and three different product types – retail, office and residential. We added 3.4 million square feet of retail space, one 122,000-square-foot office building, a 1,120-space parking facility and 740 apartment units to our portfolio. Our estimated initial stabilized unleveraged return on these properties is 10.0 percent.

At the end of 2001, including these portfolio additions, we had 18.5 million square feet of retail space, 8.8 million square feet of office space and more than 35,000 residential units located in 19 states plus the District of Columbia.

Under Construction

As we entered 2001, we had 14 projects under construction representing $545 million of cost at our share. As we ended 2001, we had 17 projects under construction or to be acquired representing $718 million of cost at our share. Twelve of these projects, representing $326.1 million, are expected to open during 2002. Four residential projects have already opened.

We reinvest in our existing properties to maintain or increase their value and consistently grow NOI. We also expand or renovate properties when an investment will achieve an attractive return or to maintain the property's value and market position. In 2001, $74 million was invested to expand or renovate existing properties and $11 million for normal recurring capital expenditures. In 2002, we are investing $38 million to expand three of our retail properties. During the last five years, we invested a total of $289 million in capital expenditures, including renovations and expansions.

Under Development

With more than 25 projects under development, we have a very active program. Significant projects under development consist of three office buildings in New York City including the New York Times headquarters, two regional malls in California and three residential adaptive re-use projects. In addition, we are working on a large-scale office redevelopment project in Washington D.C. in concert with our 'City Strategy' – concentrating assets in markets with strong demographics.

We consistently review our portfolio to assess the viability of projects under development. Due to 2001's challenging economic conditions, we withdrew from several projects where the risk-adjusted returns had deteriorated compared to other projects in our development program. This reflects our commitment to achieve a return that exceeds our cost of capital. Accordingly, we increased our project write-offs by approximately $18 million. At the same time, we were able to move forward on new development opportunities.

Land Development – Stapleton and Central Station

Our Land Development Group, which includes land sales from our Stapleton and Central Station projects, contributed $21.4 million in EBDT in 2001 versus $2.2 million in 2000. In the initial phase at Stapleton, the redevelopment of Denver's former airport, demand for available land has exceeded our expectations and the outlook for our remaining 2,655 acres of land is positive. We have cultivated our Central Station project for a number of years and residential home sales have accelerated over the past two years. We expect profits from these two sizable land development projects to continue into the foreseeable future.

During 2001, we began developing 280 acres at our Stapleton project. We structured tax-increment financing and metro district bonds to fund the infrastructure construction. Completion of the initial $25 million of infrastructure enabled us to sell the first lots for retail development and single-family homes. One of the keys to the success of Stapleton is that the infrastructure improvements necessary to re-develop this large site will be paid by the incremental tax revenues generated by the project itself and are not an obligation of Forest City.

Within 24 months of being named as Stapleton's master developer, we have sold land parcels to several retailers and began construction on a 695,000-square-foot power center. We have also sold more than 200 lots to seven homebuilders and have an additional 530 lots under contract to be sold. All of this activity had a positive impact on our EBDT. Other initial-phase development projects include a retail town center, apartment communities and affordable housing.

Dispositions

We consistently analyze our portfolio to determine optimum timing of property disposal to better employ capital. Dispositions usually fall into two categories – opportunistic or smaller assets in low-growth markets. This review process favors retaining larger, higher quality assets within core growth markets. By actively disposing of selected assets outside our criteria, we improve portfolio quality and provide greater opportunity to grow NOI and value. During the review process we also actively monitor market conditions to sell properties where we can realize exceptional value.

In the past two years, we have sold a total of 13 properties at a total sales price of $323 million, generating cash proceeds of $134 million for reinvestment.

Our gain from the disposition of operating properties and other investments, after tax, totaled $55.1 million. The majority of this gain came from the disposition of our interest in Tucson Mall, an opportunistic disposition where we realized full value. In the past two years, we have sold a total of 13 properties at a total sales price of $323 million, generating cash proceeds of $134 million for reinvestment.

CAPITAL STRATEGY – Our corporate structure and capital strategy allow us to maximize returns on our equity capital. All of our mortgage debt is nonrecourse, including our construction loans. We operate as a C corporation and retain substantially all of our internally generated cash flow. We use this cash flow, together with refinancing and property sale proceeds, to fund new development and acquisitions that generate favorable returns for our shareholders. In 2001, we closed 48 financing transactions totaling approximately $1 billion.

At the end of 2001, our weighted average cost of mortgage debt decreased to 6.53 percent from 7.65 percent at the end of 2000, primarily due to the general decrease in variable interest rates. We modestly improved our average fixed mortgage debt rate reducing it from 7.53 percent at the end of 2000 to 7.28 percent at the end of 2001. Our exposure to fluctuations in variable interest rates remains low at under 16 percent of our mortgage debt portfolio, including interest rate swap contracts. We continue to benefit from the staggered maturities of our mortgage debt portfolio which has a weighted average remaining life of 6.7 years.

FINANCIAL REPORTING – Forest City consistently attempts to adhere to a policy of full disclosure and compliance with reporting requirements. We expanded our financial reporting to comply with changing generally accepted accounting principles and Securities and Exchange Commission reporting requirements. We also provide supplemental information to assist in full disclosure.

Our Audit Committee, composed of three independent members of the Board of Directors, also monitors the Company's financial reporting.

As a business practice, we enter into a variety of partnerships and business relationships with other parties with whom we have mutual interests. We provide detailed explanation and disclosure of these arrangements and their impact in our financial statements.

We remain committed to reporting in a clear and understandable format and language, and to report our financial results and business relationships, to provide a full understanding of our Company.

OUTLOOK FOR 2002 – Overall, we were pleased with the performance of our company in 2001 and are looking forward to another record year in 2002.

We do not agree with the consensus view that an economic recovery is well on its way. To the contrary, we see struggling conditions continuing to exist and remain cautious, yet confident, in our outlook. While our residential portfolio, a lagging indicator, is showing signs of improvement, we see 'softness' in the apartment industry and are guarded about near-term results. We also believe the Federal Reserve Board may tighten interest rates in 2002. Despite these concerns, we are confident about the future performance of our retail and office portfolios as well as our Land Development Group, which has a robust pipeline of land sale opportunities.

Our diversity, in terms of geography and asset type; creativity with respect to deal-sourcing and financing capabilities; and consistent adherence to our strategy will continue to produce improved results, building both real estate and shareholder value.

We thank our shareholders for their loyal support and continued confidence.

Samuel H. Miller *Co-Chairman of the Board and Treasurer*	Albert B. Ratner *Co-Chairman of the Board*	Charles A. Ratner *President and Chief Executive Officer*


PAC SUN
HE MALL AT ROBINSON
856,000-square-foot regional mall
near Pittsburgh International Airport

Delivering increased value in large, complex projects

Forest City's diverse portfolio of urban and suburban commercial properties includes retail, office, hotels and mixed-use projects in 13 states. With more than 50 years experience, Forest City is uniquely positioned to undertake additional marquee developments. As the Company's largest Strategic Business Unit, we strategically target densely populated markets to develop projects of scale, often employing public and private partnerships.

2001 Performance at a Glance	
EBDT	$ 102.5 mil.
Comparable NOI Increase*	2.6%
Mall Sales Per Square Foot	$ 336
Comparable Mall Sales Increase	2.1%
Specialty Shop Sales Per Square Foot	$ 330
Specialty Shop Sales Increase	4.0%
Comparable Rental Rate Increase	3.6%
Retail Occupancy	91%
Office Occupancy	95%

* Excluding hotel portfolio.

Portfolio at a Glance	
Total Completed Projects	73
Total Assets	$ 3.2 bil.
Total Retail Square Footage	18.5 mil.
Gross Leasable Area	10.2 mil.
Retail Centers	39
Office Square Footage	8.8 mil.
Office Buildings	26
Hotel Rooms	2,939
Hotels	8

At year-end, we owned interests in 73 completed projects including 39 retail properties, 26 office buildings and eight hotels. Total assets for the Commercial Group were $3.2 billion, 73 percent of our total company assets. EBDT was $102.5 million in 2001 and comparable NOI increased 2.6 percent excluding hotels and decreased .8 percent including hotels.

Rental rate increases in our regional malls and office portfolios were 12 percent and 7 percent, respectively. Specialty shop retail rental rates decreased three percent due to the re-leasing of former Regal Cinemas theater space. Comparable regional mall sales per square foot increased 2.1 percent from the prior year to $336 per square foot. Overall, the average increase in rents was 3.6 percent on almost one million square feet of space that 'turned-over' during the year.

Being active in multiple markets with a variety of product types gives us access to a larger number of opportunities. This, in turn, enables us to change our focus from one market or product to another in response to market changes and management's market/product assessment of the most attractive risk-adjusted returns.

One of our core strengths and competitive advantages is our ability to enter an attractive market with a specific investment opportunity and then expand our presence with additional property types as market factors allow. This strategy's success is evidenced by our New York City metropolitan area experience where we initially entered the market with office development and later expanded our presence with urban retail and mixed-use hotel/retail/entertainment projects. We have employed this creative strategy in a number of other markets.

In 2001, we opened five projects – four retail centers and one office building – totaling $370 million of cost at our share with an estimated initial stabilized return of 10.2 percent.

Entering 2002, we had 12 projects under construction totaling $557 million of cost at our share and 16 projects in various stages of development. Our multi-product/multi-market strategy was best illustrated in 2001 by our activity in New York, Boston and more broadly, the regional mall sector of our portfolio.

NEW YORK CITY – In the 1980's, we formed Forest City Ratner Companies (FCRC) in New York City as an affiliate of Forest City Enterprises. FCRC's initial objective was to establish a significant presence in New York City with a focus on office building development. In the 1990's, FCRC created an urban retail development program to meet a defined market need – high-quality retail properties in the underserved New York City boroughs. In the late 1990's, we developed two hotel/retail/entertainment mixed-use projects in Manhattan. Today, our New York metropolitan area portfolio consists of 37 properties – office, retail, hotel and residential – totaling $1.2 billion of cost at our share.

Openings

The 2001 opening of ***Queens Place,*** a 455,000-square-foot retail center, continued our urban retail strategy in the underserved New York boroughs. While being surrounded by a parking structure may have prevented others from re-developing, Forest City viewed it as an opportunity with unique physical challenges which, when resolved, would yield an attractive return.



Queens Place, Queens, New York

Based on ***Queens Place's*** strong demographics and excellent urban location, we proceeded with our redevelopment plans. We opened the 98 percent-leased retail/entertainment project in the third quarter of 2001 featuring Target, Macy's Furniture, Best Buy and other prominent retailers.

Under Construction

Forest City is building the first major office building in New York City following the World Trade Center attacks. Construction began on ***Nine MetroTech Center South*** in downtown Brooklyn that will house New York's largest health insurer, Empire Blue Cross and Blue Shield, a former World Trade Center tenant. In addition, The City of New York will be a primary tenant in the building bringing pre-leasing commitments to approximately 90 percent. The building is scheduled to open in Spring 2003 and will provide 653,000 square feet of new office space to New York City.

In 2001, we began construction in Brooklyn on New York State's largest courthouse, ***Twelve MetroTech Center,*** with more than 1.1 million square feet. The City of New York will occupy 950,000 square feet and Forest City will own 171,000 square feet to lease to commercial tenants. ***Twelve MetroTech Center*** is the seventh building in the Brooklyn ***MetroTech*** office campus, increasing the project's office space to approximately three million square feet.

THE MALL AT STONECREST

1.2 million-square-foot regional mall in Atlanta


SAM&LIBBY

THE 65 LANDSDOWNE BUILDING
AT UNIVERSITY PARK AT MIT
CAMBRIDGE, MASSACHUSETTS

One of the largest technology and biomedical parks in the United States



At the beginning of 2002, three retail projects – ***Woodbridge Crossing*** in Woodbridge, New Jersey; ***Harlem Center*** in Manhattan; and ***Atlantic Terminal*** in Brooklyn – totaling 783,000 square feet were under construction and are expected to open in 2002 and 2003.

Under Development

One of our largest projects under development is the ***New York Times*** corporate headquarters. This 50-story, 1.5 million-square-foot office building will occupy the entire block front of Eighth Avenue's East Side between 40th and 41st streets, anchoring Times Square's southwest corner. The ***Times*** will own and occupy 800,000 square feet, while Forest City and its partner will own approximately 700,000 square feet.

A retail project under development in Brooklyn is the 151,000-square-foot ***Brooklyn Commons.*** Another is ***Oregon Avenue***, a 550,000-square-foot retail center in Philadelphia, a market where the Residential Group has a significant concentration of apartment communities.

BOSTON – Development continues at our ***University Park at MIT*** mixed-use project, a premier office and biomedical park in Cambridge, Massachusetts. ***University Park at MIT*** is a prime example of our focus on large urban areas with significant growth potential. Demographics in the Boston market continue to support portfolio growth resulting in new value for our shareholders.

Openings

In 2001, we opened the 122,000-square-foot ***65/80 Landsdowne Street*** office building and the adjacent 1,120-space parking garage. ***65/80 Landsdowne*** is 100 percent leased to Partners HealthCare System and is generating an estimated initial stabilized unleveraged return of 12.0 percent. The ***University Park at MIT*** office campus and the ***Landsdowne*** building capitalize on Cambridge's growing, highly regarded biomedical market where occupancy rates are high compared with the general office market in the Boston Metropolitan area. Today, our Boston portfolio consists of eight properties – office/lab, hotel and residential – totaling nearly $250 million of cost at our share.

Over the last 18 months, as occupancies from Internet and telecommunications tenants declined, the vacancy rate in Cambridge's small, high-priced office market began to soar. Yet while vacancies in office buildings increased, the market for laboratories - the most expensive space of all – tightened. At the end of 2001, the overall vacancy rate for the 17.5 million square feet of commercial space in Cambridge was 18.5 percent. For the 7.3 million square feet of existing biotechnology space, however, which is approximately 70 percent laboratories and 30 percent offices, the citywide vacancy rate was 0.25 percent.

Under Construction

Three buildings totaling 561,000 square feet of office space are currently under construction at ***University Park*** – all are 100 percent pre-leased. ***University Park*** currently has six office/biomedical buildings totaling 915,000 square feet.

Millennium Pharmaceuticals, Inc., a current ***University Park*** tenant, recently signed a lease for an additional 416,000 square feet in two new buildings. At year-end, both buildings were under construction and scheduled to open in 2002 and 2003. A third building, totaling 145,000 square feet, was leased to Alkermes Inc. for biotechnology research and office space. It is currently under construction and scheduled to open in 2002.


NORDSTROM
NORDSTROM
Galleria at South Bay
Redondo Beach, California

The final office building phase includes a 246,000-square-foot project currently under development and scheduled to open in 2004. Upon completion of all of these projects, ***University Park at MIT*** will include 1.7 million square feet of biomedical research/office space, 277 residential units and a 210-room hotel – making it one of the largest biotechnology and biomedical parks in the United States.

REGIONAL MALLS – At year-end, our retail portfolio consisted of 13 regional malls with gross leasable area of 4.2 million square feet. All are located in markets with strong demographics. 2001 was an active year with four additions to our retail portfolio. In addition, one mall is currently under construction, two are under development and two existing mall expansions are underway.

Openings

During October 2001, Forest City opened three regional malls – ***Queens Place***, ***The Mall at Stonecrest*** and ***The Mall at Robinson*** – and acquired a fourth through a tax-deferred exchange, ***Galleria at South Bay***. These four retail assets total more than $314 million of cost at our share.

The Mall at Stonecrest in Atlanta is a 1.2 million-square-foot regional mall anchored by Rich's, Dillard's, JCPenney, Parisian and Sears. The mall also features more than 120 specialty retail shops and a 16-screen MegaStar Cinema. ***Stonecrest*** is currently 95 percent leased. ***The Mall at Robinson*** is an 856,000-square-foot regional mall near Pittsburgh International Airport. Anchor tenants Kaufmann's, Sears, JCPenney and Dick's Sporting Goods are complemented by more than 300,000 square feet of additional retail space. The mall is currently 94 percent leased. Both malls are performing well and sales are exceeding expectations.

In August, we disposed of our interest in ***Tucson Mall*** and a portion of the proceeds was used to acquire ***Galleria at South Bay*** in Redondo Beach, California to complete a tax-deferred exchange. The 955,000-square-foot ***South Bay*** mall is currently 93 percent leased and is generating sales of $386 per square foot. The mall's anchors include Nordstrom, Robinson-May and Mervyn's.

Under Construction

At year-end, we began construction on ***Short Pump Town Center***, a 1.2 million-square-foot mall in Richmond, anchored by Nordstrom, Lord & Taylor, Hecht's and Dillard's. Specialty shop tenants have committed to a majority of the gross leasable area and financing arrangements are being finalized. ***Short Pump*** will open in the third quarter of 2003.

We invested $35.7 million to expand or renovate existing commercial properties and $5.1 million for normal recurring capital expenditures. In 2001, we began two mall expansions, the ***Promenade in Temecula*** in Temecula, California and ***Galleria at Sunset*** in Henderson, Nevada. The ***Promenade*** expansion will include Macy's as a fourth anchor joining JCPenney, Robinson-May and Sears. The ***Galleria*** expansion will include the addition of 37,000 square feet of specialty shop space and an 84,000-square-foot sporting goods store.

Under Development

Two regional malls were under development in 2001 – ***Emporium*** and ***Victoria Gardens***. The 976,000-square-foot ***Emporium*** in San Francisco will feature a 365,000-square-foot Bloomingdale's, the chain's largest store outside of New York City. Macy's, Robinson-May and JCPenney will anchor ***Victoria Gardens***, a 1.2 million-square-foot mall in Rancho Cucamonga, California.

An exciting project currently under re-development in Washington D.C. is ***Waterfront***, a 30-year old, 1.5 million-square-foot urban renewal era office building. Its current configuration includes two major components – major retail anchors and upper floor office space.

Recognizing Washington D.C. as one of the country's strongest office markets, we proposed a joint venture to redevelop and reposition the mall as an office project. Our proposal was accepted based on our successful track record of developing major mixed-use projects and commercial redevelopment in other major cities around the country. The redevelopment of this project is consistent with our 'City Strategy' to focus on multiple products in urban markets with strong demographics. While ***Waterfront*** will be our first office product in this market, we currently have one regional mall and more than 4,000 residential units in the Washington D.C. area including a recently-completed 546-unit, luxury, high-rise apartment community in North Bethesda, Maryland.

Our future development program is focused on growth areas of the United States, with high concentrations of "knowledge-based" employers and employees with rapidly rising incomes to drive economic growth. The Commercial Group maximizes value to customers and returns to shareholders by focusing on high-growth, under-served markets where it enjoys distinct competitive advantages.

PINE COVE

85-unit supported-living community on Long Island





RESIDENTIAL GROUP

Capitalizing on a diverse portfolio

The Residential Group owns, develops, acquires, leases and manages residential rental property in 15 states and the District of Columbia. We began apartment community development more than 50 years ago in Northeast Ohio and gradually expanded nationally. Our diverse portfolio includes middle-market apartments in urban and suburban locations as well as adaptive re-use developments in urban locations. In addition, we own several supported-living facilities primarily in the highly affluent areas of the New York City metropolitan area.

2001 Performance at a Glance	
EBDT	$ 69 mil.
Comparable NOI Increase	2.2%
Rental Rate Increase	5%
Occupancy	94%

Portfolio at a Glance	
Total Assets	$ 799 mil.
Total Units	35,386
Apartment Communities	123

Total assets for the Residential Group were $799 million, 18 percent of our total company assets. EBDT was $69 million in 2001 and comparable NOI increased 2.2 percent from the prior year, while rental rates increased five percent. Average occupancy was 94 percent for the year and 91 percent at year-end.

Our EBDT was positively impacted by the government modification of a regulation to allow for the restructuring of rental rates in federally subsidized housing projects. As a result, the value of certain properties in our federally subsidized apartment portfolio increased which, in turn, made the collectibility of related note receivables more certain. These notes had been previously fully reserved. Anticipating this change, our residential team showed creativity and initiative by positioning our projects to take advantage of this opportunity.

The Residential Group focuses on identifying and pursuing unique opportunities in high barrier-to-entry markets. We grow through a strategic mix of new developments, acquisitions and adaptive re-use projects. In 2001, we opened four communities – three upscale supported-living communities and one adaptive re-use project. We also 'phased-in' 294 units in three ongoing conventional apartment development projects in Cleveland. The total cost of all project openings was $102 million at our share and will generate an estimated initial stabilized return of 9.3 percent.

Entering 2002, we had five projects under construction or to be acquired totaling 1,169 units (four of the five projects have already opened) and more than 15 projects under development in major markets including Chicago, Cleveland, Denver, Los Angeles, New York and Oakland.

Openings in 2002 include the 230-unit ***Heritage*** apartment community in San Diego and the 135-unit ***Residences at University Park*** apartment community at our mixed-use project in Cambridge, Massachusetts. The ***Residences at University Park*** represents the final phase of residential development at ***University Park***. This luxury, high-rise apartment complex complements the 142-unit ***Kennedy Biscuit Lofts***, which is currently 94 percent leased.

Two 2002 acquisitions are the 135-unit ***Chancellor Park***, a supported-living community in Philadelphia, and the 340-unit ***Westwood Reserve***, a conventional apartment community in Tampa, Florida.

Foley Square, a 329-unit apartment community in Manhattan, is under construction and scheduled for a 2003 opening.

ADAPTIVE RE-USE – We employ an adaptive re-use strategy to successfully re-develop apartment communities in major urban growth centers. It takes creativity to convert a dilapidated tobacco warehouse, a former WWII officer's barracks and an abandoned old 'Grand Hotel' into market rate apartment communities. By using tax-advantaged financing and historic tax credits, we are able to create very profitable projects.



Lofts at 1835 Arch in Philadelphia, Pennsylvania
An adaptive re-use apartment community

Following three historic rehab project openings in 2000, we completed the ***Lofts at 1835 Arch*** in 2001. The ***Lofts***, located in Center City Philadelphia, previously served as the headquarters location for Bell Telephone. Forest City renovated and converted this property into 191 luxury residential suites using platform/loft designs. The ***Lofts*** is performing exceptionally well and is more than 90 percent leased.

Under development in 2001, the ***Consolidated Cigar*** project at *Tobacco Row* began construction in 2002. Originally a cigar factory in Richmond, this abandoned warehouse is being converted into a 158-unit apartment complex. This project follows the successful conversion in 2000 of another former tobacco warehouse, ***American Cigar Company***, a 171-unit loft-style residential community. Scheduled to open in 2003, the ***Consolidated Cigar*** building is our second project at *Tobacco Row*, Forest City's ongoing historic rehab project of several tobacco warehouse buildings being converted into loft-style apartment buildings.

Currently three adaptive re-use projects totaling approximately 700 units are under development and scheduled to open in 2003-2005. As an adaptive re-use leader, Forest City is the proud principal sponsor of the National Trust for Historic Preservation's 2002 National Preservation Conference. The conference is scheduled for October 2002 in Cleveland.


HERITAGE
230 conventional housing units
in downtown San Diego

SUPPORTED – LIVING – New York City's Nassau and Westchester counties are the primary focus for future growth of our supported-living portfolio. This market has favorable demographics characterized by a high density of age- and income-qualified senior citizens as well as qualified caregivers. High barriers-to-entry have limited the supply of competitive products. To pursue supported-living opportunities in this market we formed Forest City Daly Housing LLC, which develops, acquires, leases and manages communities under the Sterling Glen name.



Stony Brook Court, a supported-living community in Darien, Connecticut

In 2001, Forest City purchased *Stony Brook Court* in Darien, Connecticut, an 86-unit supported-living facility. Development project openings included the 85-unit *Pine Cove* on Long Island and the 84-unit *Willow Court* in Queens. The Company's supported-living portfolio now includes interests in more than 2,200 units.

We purchased the 135-unit *Chancellor Park* in Philadelphia during the first quarter of 2002 and currently have three supported-living communities under development totaling 500 units in the New York City metropolitan area that are scheduled to open in 2003-2005.

Our supported-living communities meet a full range of senior resident needs and enable us to capitalize on the growing need for high quality living for an aging population. Each community provides a base product, including an apartment, meal service, social services, transportation and wellness oversight. To ensure the highest continuum of supplemental services to assist with other daily living activities, we partner with experienced operators to provide relevant services to our senior residents.

Many opportunities exist for continued growth in our three target areas: middle-market apartments, adaptive re-use projects and supported-living facilities. Our formula of creativity, diversity and consistency ensures our profitable growth, project quality and shareholder value enhancement. With a full development pipeline going into 2002, we are excited about the future of our residential portfolio.

Implementing master plans

Since the 1930s, we have worked in the land development business – acquiring and selling both land and developed lots to benefit residential, commercial and industrial customers. In addition, we develop land into master-planned communities, mixed-use and other residential developments. Currently, we own more than 5,800 acres of developable land, including 25 projects, and control an option to purchase 2,655 additional acres at our large mixed-use land development project at Stapleton, Denver's former airport.

Historically, the Land Development Group focused on development in Northeast Ohio. In the last 10 years, we expanded our core business nationally, first in Arizona, and more recently in Illinois, Colorado, Florida, Nevada, North Carolina and Texas. Our Land Development Group is active in nine states.

2001 marked a very successful year, resulting in EBDT of $21.4 million on gross revenues of $60.8 million. The substantial increase from last year's EBDT of $2.2 million, on gross revenues of $24.3 million, was primarily attributable to our ***Stapleton*** and Chicago ***Central Station*** projects, as well as solid performance by our core Land Development Group.

CORE LAND HIGHLIGHTS – Situated in Parker, Colorado, a suburb of Denver, *Canterberry Crossing* is a 1,200-acre golf course community offering mountain views and featuring hundreds of acres of open space. In 2001, 171 single-family lots and cluster home sites were sold. A major restructuring of our improvement district was also accomplished, enhancing our potential for future profits.



Retail at Stapleton
Denver, Colorado

Old Stone Crossing at Caldwell Creek is located approximately 10 miles from uptown Charlotte, North Carolina in the heart of a fast-growing university area. This project is a 430-acre, planned-unit development of 1,000 single-family lots and more than 400 townhome sites. The first two phases are under construction. In 2001, we sold 115 lots to large regional and national homebuilders.

Located in the Cleveland suburb of Olmsted Township, Ohio, *Woodgate Farms* is a 300-acre master-planned development consisting of more than 440 cluster units, 300 single-family lots and 340 apartments. We pre-sold approximately one half of the development to a national homebuilder. Two local builders plan to initiate sales later this year. Approximately 20 percent of the land will remain as open space.

CENTRAL STATION

Redevelopment of prime real estate between Grant Park and McCormick Place in Chicago



The *Waterbury* project is a 700-acre planned unit development in North Ridgeville, Ohio. Phase one construction is underway. We initially optioned the property three years ago and worked diligently to achieve zoning for 1,900 units and pioneer a six-mile sewer project to serve two Cleveland suburbs. We sold two-thirds of phase one in 2001 to two large regional builders. A national homebuilder plans to sell homes by the third quarter of this year.

CENTRAL STATION – The plan for *Central Station* was first introduced to the City of Chicago in 1989 by a partnership made up of a veteran Chicago developer and Forest City. It called for the redevelopment of the north portion of an 85-acre site, formerly railroad property between McCormick Place and Grant Park. The master plan was originally approved by the City in 1999 and expanded during 2001.

Our plan includes the development of 3,200 housing units primarily for sale, 75,000 square feet of retail and 500 hotel rooms. Today, more than 1,000 townhomes and condominiums are under construction in four developments spearheaded by Chicago's leading homebuilders. In addition, two new parks totaling more than two acres are complete.

STAPLETON – *Stapleton*, the redevelopment of Denver's former airport, is an excellent example of how Forest City's strategy thrives in large-scale, mixed-use developments. We are using creativity, diversification and consistency to make a difference in Denver.

In the late 1980s, coincident with the Stapleton International Airport closing, the City of Denver formed the Stapleton Development Corporation. The non-profit corporation was charged with transforming the land into one of Denver's most desirable neighborhoods.

Stapleton's redevelopment plan follows the leading-edge principles of "new urbanism," with most homes, offices, shops and schools within walking distance of one another. Unlike typical suburban subdivisions, this project models the diverse, pedestrian-friendly neighborhoods of the past. Of the project's 4,035 acres, approximately 1,100 are dedicated for parks and open space. We have executed a purchase agreement for the remaining 2,935 acres that will form the foundation for residential communities, offices and retail shops. In 2001, we began developing 280 acres.

Retail

Stapleton's ***Quebec Square***, a 695,000-square-foot regional retail center in the northeast quadrant, opens its doors this summer. After developing the center, we will own 187,000 square feet of gross leasable area. Retail anchors include Home Depot, Super Wal-Mart, Sam's Club and Linens N' Things. Other retailers include Just for Feet, Borders Books and Office Depot.

Quebec Square's unique design includes pedestrian-friendly streets to attract shoppers from nearby hotels, existing residential neighborhoods and the United Airlines Flight Training Center. In partnership with the Regional Transportation District, Forest City is planning an adjacent transit center to draw commuters to shopping and entertainment venues.

We are on schedule to break ground this summer on the 175,000-square-foot ***Town Center*** featuring a full-service 58,000-square-foot King Soopers grocery store and a variety of neighborhood stores and restaurants. In addition, ***Town Center*** will include a 2½-acre town green and multi-family rental homes. Neighborhood shopping facilities will account for an additional 350,000 square feet of retail space located throughout the development. When complete, we anticipate ***Stapleton*** to have more than 2.5 million square feet of retail.

Residential

Less than a 10-minute walk from ***Quebec Square***, ***Stapleton's*** first residential neighborhood welcomes residents this summer. Homebuilders that were selected to create the traditional urban neighborhood have had an overwhelming response from homebuyers. So far, over 730 lots are under contract or have been sold to builders. When fully developed, ***Stapleton*** will have 12,000 homes and apartments and an estimated 30,000 residents.

Office

Town Center also includes approximately 34,000 square feet of office space above the ground-floor retail. Over the next 20 years, we anticipate ***Stapleton*** supporting 10 million square feet of office space.

Stapleton is the most exciting, far-reaching project in Forest City's history. Our creativity in developing large, mixed-use projects enabled us to win this and other opportunities. Many milestones are expected to be reached in 2002 and beyond for the Land Development Group. We are confident our business strategy will enable us to enjoy success in the future.



DENVER STAPLETON

An excellent example of Forest City's large scale, mixed-use development capability

RETAIL CENTERS

Name	Date of Opening/ Acquisition	% of Ownership	Location	Major Tenants	Total Square Feet	Gross Leasable Area
Consolidated Retail Centers						
42nd Street	1999	70.00%	Manhattan, NY	AMC Theaters; Madame Tussaud's Wax Museum; HMV Records	305,000	305,000
Antelope Valley Mall	1990	78.00%	Palmdale, CA	Sears; J.C. Penney; Harris Gottschalks Mens-Kids-Home; Harris Gottschalks Womens; Mervyn's; Dillard's	1,001,000	304,000
Atlantic Center	1996	75.00%	Brooklyn, NY	Pathmark; OfficeMax; Old Navy; Marshall's; Macy's	394,000	394,000
Atlantic Center Site V	1998	70.00%	Brooklyn, NY	Modell's	47,000	47,000
Avenue at Tower City Center	1990	100.00%	Cleveland, OH	Hard Rock Café; Abercrombie & Fitch; Morton's of Chicago	790,000	282,000
Ballston Common Mall	1986	100.00%	Arlington, VA	Hecht's; Sport & Health; Regal Cinemas	578,000	310,000
Battery Park City	2000	70.00%	Manhattan, NY	United Artists; New York Sports Club	166,000	166,000
Bay Street	1999	70.00%	Staten Island, NY	CVS/Pharmacy	16,000	16,000
Bruckner Boulevard	1996	70.00%	Bronx, NY	Conway; Seaman's; Old Navy	113,000	113,000
Columbia Park Center	1999	52.50%	North Bergen, NJ	Shop Rite; Old Navy; Circuit City; Staples; Bally's; Shopper's World	347,000	347,000
Court Street	2000	70.00%	Brooklyn, NY	United Artists; Barnes & Noble	103,000	103,000
Courtland Center	1968	100.00%	Flint, MI	J.C. Penney; Mervyn's; Old Navy	458,000	290,000
Eastchester	2000	70.00%	Bronx, NY	Pathmark	63,000	63,000
Flatbush Avenue	1995/1998	80.00%	Brooklyn, NY	Stop & Shop; Old Navy; Staples; Bally's	142,000	142,000
Forest Avenue	2000	70.00%	Staten Island, NY	United Artists	70,000	70,000
† Galleria at South Bay	1985/2001	100.00%	Redondo Beach, CA	Robinsons-May; Mervyn's; Nordstrom; General Cinema	955,000	387,000
Grand Avenue	1997	70.00%	Queens, NY	Stop & Shop	100,000	100,000
Gun Hill Road	1997	70.00%	Bronx, NY	Home Depot; Chuck E. Cheese's	147,000	147,000
* Harlem Center	2002	52.50%	Manhattan, NY	Marshall's; Gap; CVS/Pharmacy; Staples	126,000	126,000
Hunting Park	1996	70.00%	Philadelphia, PA	A.J. Wright	138,000	138,000
Kaufman Studios	1999	70.00%	Queens, NY	United Artists	84,000	84,000
Northern Boulevard	1997	70.00%	Queens, NY	Stop & Shop; Marshall's; Old Navy	218,000	218,000
** Promenade in Temecula	1999/2002	75.00%	Temecula,CA	Macy's; J.C. Penney; Sears; Robinsons-May; Edwards Cinema	1,040,000	474,000
* Quebec Square	2002	90.00%	Denver, CO	Wal-Mart; Home Depot; Sam's Club; Linens-N-Things	695,000	187,000
† Queens Place	2001	70.00%	Queens, NY	Target; Best Buy; Macy's Furniture; Designer Shoe Warehouse	455,000	221,000
Richmond Avenue	1998	70.00%	Staten Island, NY	Circuit City; Staples; Starbucks	76,000	76,000
South Bay Southern Center	1978	100.00%	Redondo Beach, CA	CompUSA	137,000	137,000
** Station Square	1994/2002	100.00%	Pittsburgh, PA	Grand Concourse Restaurant; Qwest Communications; Houlihans; Cheese Cellar	282,000	282,000
* Woodbridge Crossing	2002	70.00%	Woodbridge, NJ	Great Indoors; Linens-N-Things; Circuit City; Modell's; Thomasville Furniture	284,000	284,000
Consolidated Retail Centers Subtotal					9,330,000	5,813,000
Unconsolidated Retail Centers						
Boulevard Mall	1962	50.00%	Amherst, NY	J.C. Penney; Kaufmann's; Sears; Kaufmann's Men's	904,000	331,000
Chapel Hill Mall	1966	50.00%	Akron, OH	Kaufmann's; J.C. Penney; Sears	865,000	306,000
Chapel Hill Suburban	1969	50.00%	Akron, OH	Value City	112,000	112,000
Charleston Town Center Mall	1983	50.00%	Charleston, WV	Kaufmann's; J.C. Penney; Sears	897,000	361,000
** Galleria at Sunset	1996/2002	60.00%	Henderson, NV	Dillard's; Robinsons-May; Mervyn's; J.C. Penney; Galyan's	1,012,000	331,000
Golden Gate	1958	50.00%	Mayfield Hts., OH	OfficeMax; Old Navy; Michael's; Linens-N-Things; World Market; Golf Galaxy	362,000	362,000
† Mall at Robinson	2001	56.67%	Pittsburgh, PA	Kaufmann's; Sears; J.C. Penney; Dick's Sporting Goods	856,000	321,000
† Mall at Stonecrest	2001	66.67%	Atlanta, GA	Rich's; Dillard's; J.C. Penney; Parisian; Sears	1,170,000	332,000
Manhattan Town Center Mall	1987	49.98%	Manhattan, KS	Dillard's; J.C. Penney; Sears	392,000	197,000
Marketplace at Riverpark	1996	50.00%	Fresno, CA	J.C. Penney; Best Buy; Linens-N-Things; Marshall's; Office Max	466,000	466,000
Midtown Plaza	1961	50.00%	Parma, OH	Ames; Office Max; Marc's	258,000	258,000
Plaza at Robinson Town Center	1989	50.00%	Pittsburgh, PA	T.J. Maxx; Ames; Marshall's	489,000	489,000
* Short Pump Town Center	2003	50.00%	Richmond, VA	Lord & Taylor; Nordstrom; Hecht's; Dillard's; Edward's Cinema	1,161,000	289,000
Showcase	1996	20.00%	Las Vegas, NV	Coca-Cola®; M&M's World/Ethel M. Chocolates; Game Works; United Artists	186,000	186,000
Unconsolidated Retail Centers Subtotal					9,130,000	4,341,000
Total Retail Centers at January 31, 2002					18,460,000	10,154,000
Total Retail Centers at January 31, 2001					17,523,000	9,968,000

OFFICE BUILDINGS

Name	Date of Opening/ Acquisition	% of Ownership	Location	Major Tenants	Leasable Square Feet
Consolidated Office Buildings					
* 35 Landsdowne Street	2002	100.00%	Cambridge, MA	Millennium Pharmaceuticals	201,000
* 40 Landsdowne Street	2003	100.00%	Cambridge, MA	Millennium Pharmaceuticals	215,000
45/75 Sidney Street	1999	100.00%	Cambridge, MA	Millennium Pharmaceuticals; Cereon Genomics	277,000
† 65/80 Landsdowne Street	2001	100.00%	Cambridge, MA	Partners HealthCare System	122,000
* 88 Sidney Street	2002	100.00%	Cambridge, MA	Alkermes	145,000
Chase Financial Tower	1991	95.00%	Cleveland, OH	Chase Manhattan Mortgage	119,000
Eleven MetroTech Center	1995	65.00%	Brooklyn, NY	City of New York - CDCSA; E-911	216,000
Halle Building	1986	75.00%	Cleveland, OH	Liggett-Stashower; Focal Communications; Climaco & Co., LPA	382,000
Jackson Building	1987	100.00%	Cambridge, MA	Ariad Pharmaceuticals	99,000
Knight Ridder Building at Fairmont Plaza	1998	100.00%	San Jose, CA	Knight Ridder; Merrill Lynch; PaineWebber; Calpine	324,000
Nine MetroTech Center North	1997	65.00%	Brooklyn, NY	City of New York - Fire Department	317,000
* Nine MetroTech Center South	2003	80.00%	Brooklyn, NY	Empire Blue Cross and Blue Shield; City of New York-HRA	653,000
One MetroTech Center	1991	65.00%	Brooklyn, NY	Keyspan; Bear Stearns	933,000
One Pierrepont Plaza	1988	85.00%	Brooklyn, NY	Morgan Stanley; Goldman Sachs; U.S. Attorney	656,000
Pavilion	1998	99.00%	San Jose,CA	Metromedia Fiber Network	247,000
Richards Building	1990	100.00%	Cambridge, MA	Genzyme Tissue Repair; Alkermes	126,000
Skylight Office Tower	1991	92.50%	Cleveland, OH	Cap Gemini; Ernst & Young; Travelers Indemnity	320,000
Ten MetroTech Center	1992	80.00%	Brooklyn, NY	Internal Revenue Service	409,000
Terminal Tower	1983	100.00%	Cleveland, OH	Forest City Enterprises; Weston Hurd; Walter & Haverfield; OM Group	582,000
* Twelve MetroTech Center	2005	80.00%	Brooklyn, NY		171,000
Two MetroTech Center	1990	65.00%	Brooklyn, NY	Securities Industry Automation Corp.; City of New York-BOE	521,000
Consolidated Office Buildings Subtotal					7,035,000
Unconsolidated Office Buildings					
350 Massachusetts Avenue	1998	50.00%	Cambridge, MA	Star Market; Tofias, Fleishman, Shapiro & Co.; CompUSA	169,000
Chagrin Plaza I & II	1969	66.67%	Beachwood, OH	National City Bank; Responsive Database Services	114,000
Clark Building	1989	50.00%	Cambridge, MA	Oravax	122,000
Emery-Richmond	1991	50.00%	Warrensville Hts., OH	Allstate Insurance	5,000
Enterprise Place	1998	50.00%	Beachwood, OH	Leaseway Transportation Group	125,000
Liberty Center	1986	50.00%	Pittsburgh, PA	Federated Investors	527,000
Washington Plaza	1990	1.00%	Cleveland, OH	Washington Group; Chase Manhattan Mortgage	482,000
One International Place	2000	50.00%	Cleveland, OH	Battelle Memorial	87,000
Signature Square I	1986	50.00%	Beachwood, OH	Ciuni & Panichi	79,000
Signature Square II	1989	50.00%	Beachwood, OH	PaineWebber; Allen Telecom	82,000
Unconsolidated Office Buildings Subtotal					1,792,000
Total Office Buildings at January 31, 2002					8,827,000
Total Office Buildings at January 31, 2001					7,789,000

HOTELS

Name	Date of Opening/ Acquisition	% of Ownership	Location	Rooms
Consolidated Hotels				
Charleston Marriott	1983	95.00%	Charleston, WV	352
Embassy Suites Hotel	2000	50.40%	Manhattan, NY	463
Hilton Times Square	2000	56.00%	Manhattan, NY	444
Ritz-Carlton	1990	95.00%	Cleveland, OH	208
††Sheraton Station Square	1998/2001	100.00%	Pittsburgh, PA	396
Consolidated Hotels Subtotal				1,863
Unconsolidated Hotels				
Courtyard by Marriott	1985	4.00%	Detroit, MI	250
University Park Hotel at MIT	1998	50.00%	Cambridge, MA.	210
Westin Convention Center	1986	50.00%	Pittsburgh, PA	616
Unconsolidated Hotels Subtotal				1,076
Total Hotel Rooms at January 31, 2002				2,939
Total Hotel Rooms at January 31, 2001				3,040

* Property under construction at January 31, 2002.
** Expansion of property under construction at January 31, 2002.
† Property opened or acquired in 2001.
†† Expansion of property opened in 2001.

Apartments

Name	Date of Opening/ Acquisition	% of Ownership	Location	Leasable Units
Consolidated Apartments				
Burton Place	1999	90.00%	Burton, MI	200
Chestnut Grove	2000	80.00%	Plainview, NY	79
Colony Woods	1997	99.00%	Bellevue, WA	396
Emerald Palms	1996	100.00%	Miami, FL	419
Forest Trace	2000	100.00%	Lauderhill, FL	324
* Heritage	2002	100.00%	San Diego, CA	230
Laurels	1995	100.00%	Justice, IL	520
Metropolitan	1989	100.00%	Los Angeles, CA	270
Mount Vernon Square	2000	99.00%	Alexandria, VA	1,387
Museum Towers	1997	100.00%	Philadelphia, PA	286
One Franklintown	1988	100.00%	Philadelphia, PA	335
Panorama Towers	1978	99.00%	Los Angeles, CA	154
Parmatown Towers and Gardens	1972-1973	100.00%	Parma, OH	412
† Pine Cove	2001	80.00%	Bayshore, NY	85
Providence at Palm Harbor	1991	99.00%	Tampa, FL	236
Regency Towers	1994	100.00%	Jackson, NJ	372
* Residences at University Park	2002	100.00%	Cambridge, MA	135
Shippan Avenue	1980	100.00%	Stamford, CT	148
† Stony Brook Court	2001	80.00%	Darien, CT	86
Trowbridge	1988	53.25%	Southfield, MI	305
Vineyards	1995	100.00%	Broadview Hts., OH	336
Westfield Court	2000	80.00%	Stamford, CT	167
Woodlake	1998	100.00%	Silver Spring, MD	534
Consolidated Apartments Subtotal				7,416
Unconsolidated Apartments				
101 San Fernando	2000	0.70%	San Jose, CA	323
American Cigar Company	2000	0.10%	Richmond, VA	171
* Arbor Glen	2001-2004	50.00%	Twinsburg, OH	96
Arboretum Place	1998	1.99%	Newport News, VA	184
Bayside Village	1988-1989	50.00%	San Francisco, CA	862
Big Creek	1996-2001	50.00%	Parma Hts., OH	516
Boulevard Towers	1969	50.00%	Amherst, NY	402
Bowin	1998	1.99%	Detroit, MI	193
Bridgewater	1998	1.99%	Hampton, VA	216
Camelot	1967	50.00%	Parma, OH	151
Cherry Tree	1996-2000	50.00%	Strongsville, OH	442
Chestnut Lake	1969	50.00%	Strongsville, OH	789
Clarkwood	1963	50.00%	Warrensville Hts., OH	568
Classic Residence by Hyatt	1989	50.00%	Teaneck, NJ	221
Classic Residence by Hyatt	1990	50.00%	Chevy Chase, MD	339
Classic Residence by Hyatt	2000	50.00%	Yonkers, NY	310

Apartments

Name	Date of Opening/ Acquisition	% of Ownership	Location	Leasable Units
Unconsolidated Apartments (continued)				
Coppertree	1998	50.00%	Mayfield Hts., OH	342
Deer Run	1987-1989	43.03%	Twinsburg, OH	562
Drake	1998	1.99%	Philadelphia, PA	280
Enclave	1997-1998	1.00%	San Jose, CA	637
Fenimore Court	1982	0.50%	Detroit, MI	144
* Foley Square	2002	35.00%	New York, NY	329
Fort Lincoln II	1979	45.00%	Washington, D.C.	176
Fort Lincoln III & IV	1981	24.90%	Washington, D.C.	306
Granada Gardens	1966	50.00%	Warrensville Hts., OH	940
Grand	1999	0.90%	North Bethesda, MD	546
Grand Lowry Lofts	2000	0.10%	Denver, CO	261
Hamptons	1969	50.00%	Beachwood, OH	649
Hunter's Hollow	1990	50.00%	Strongsville, OH	208
Independence Place I	1973	50.00%	Parma Hts., OH	202
Kennedy Biscuit Lofts	1990	2.90%	Cambridge, MA	142
Knolls	1995	1.00%	Orange, CA	260
Lakeland	1998	1.98%	Waterford, MI	200
Lenox Club	1991	0.50%	Arlington, VA	385
Lenox Park	1992	0.50%	Silver Spring, MD	406
Liberty Hills	1979-1986	50.00%	Solon, OH	396
† Lofts at 1835 Arch	2001	1.99%	Philadelphia, PA	191
Mayfair at Glen Cove	2000	40.00%	Long Island, NY	79
Mayfair at Great Neck	2000	40.00%	Great Neck, NY	144
Midtown Towers	1969	50.00%	Parma, OH	635
Millender Center	1985	4.00%	Detroit, MI	339
Noble Towers	1979	50.00%	Pittsburgh, PA	133
* Parkwood Village	2001-2002	50.00%	Brunswick, OH	204
Pavilion	1992	0.50%	Chicago, IL	1,115
Pebble Creek	1995-1996	50.00%	Twinsburg, OH	148
Perrytown	1999	1.00%	Pittsburgh, PA	231
Pine Ridge Valley	1967-1974	50.00%	Willoughby, OH	1,147
Queenswood	1990	0.70%	Corona, NY	296
* Settler's Landing at Greentree	2001-2003	50.00%	Streetsboro, OH	224
Silver Hill	1998	1.99%	Newport News, VA	153
Surfside Towers	1970	50.00%	Eastlake, OH	246
Tamarac	1990-2001	50.00%	Willoughby, OH	642
Trellis at Lee's Mill	1998	1.99%	Newport News, VA	176
Twin Lake Towers	1966	50.00%	Denver, CO	254
Village Green	1994-1995	25.00%	Beachwood, OH	360
Waterford Village	1994	1.00%	Indianapolis, IN	576
White Acres	1966	50.00%	Richmond Hts., OH	473
† Willow Court	2001	56.00%	Forest Hills, NY	84
Unconsolidated Apartments Subtotal				21,004
Combined Apartments Subtotal				28,420
Federally Subsidized Housing (Total of 42 Buildings)				6,966
Total Apartments at January 31, 2002				35,386
Total Apartments at January 31, 2001				36,239

* Property under construction at January 31, 2002. † Property opened or acquired in 2001.

(in thousands, except per share data)	Years Ended January 31, Full Consolidation(1) 2002	2001	2000	1999	Pro-Rata Consolidation(1) 1998
Operating Results:					
Revenues	**$ 906,570**	$ 794,785	$ 698,788	$ 609,700	$ 632,669
Operating earnings, net of tax	**$ 47,483**	$ 43,959	$ 38,008	$ 29,761	$ 24,539
Minority interest	**7,994**	(3,399)	(5,557)	1,227	–
Provision for decline in real estate, net of tax	**(6,089)**	(744)	(3,060)	–	–
Gain (loss) on disposition of operating properties and other investments, net of tax	**55,076**	51,821	11,139	7,419	(23,356)
Earnings before extraordinary (loss) gain and cumulative effect of change in accounting principle	**104,464**	91,637	40,530	38,407	1,183
Extraordinary (loss) gain, net of tax	**(233)**	–	272	16,343	19,356
Cumulative effect of change in accounting principle, net of tax	**(1,202)**	–	–	–	–
Net earnings	**$ 103,029**	$ 91,637	$ 40,802	$ 54,750	$ 20,539
Earnings before depreciation, amortization and deferred taxes (EBDT)(2)	**$ 167,970**	$ 147,809	$ 132,639	$ 117,854	$ 106,910
Diluted Earnings per Common Share:(3)					
Earnings before extraordinary (loss) gain and cumulative effect of change in accounting principle	**$ 2.20**	$ 2.01	$ .89	$ .85	$ .02
Extraordinary (loss) gain, net of tax	**–**	–	.01	.36	.45
Cumulative effect of change in accounting principle, net of tax	**(.03)**	–	–	–	–
Net earnings	**$ 2.17**	$ 2.01	$ .90	$ 1.21	$ .47
Cash Dividends Declared – Class A and Class B(3)	**$ 0.1867**	$ 0.1533	$ 0.1267	$ 0.1033	$ 0.0833
Cash Flows:					
Net cash provided by operating activities	**$ 79,115**	$ 194,117	$ 170,686	$ 112,385	$ 84,629
Net cash used in investing activities	**$ (210,420)**	$ (506,826)	$ (521,974)	$ (537,994)	$ (287,932)
Net cash provided by financing activities	**$ 117,094**	$ 292,892	$ 368,341	$ 450,781	$ 216,855

(in thousands)	January 31, Full Consolidation(1) 2002	2001	2000	Pro-Rata Consolidation(1) 1999	1998
Financial Position:					
Consolidated assets	**$ 4,417,646**	$ 4,027,470	$ 3,666,355	$ 3,417,320	$ 2,963,353
Real estate portfolio, at cost	**$ 3,944,153**	$ 3,590,219	$ 3,206,642	$ 3,087,498	$ 2,704,560
Long-term debt, primarily nonrecourse mortgages	**$ 2,894,998**	$ 2,849,812	$2,555,594	$ 2,478,872	$ 2,132,931

(1) Effective January 31, 2001, the Company implemented a change in the presentation of its financial results. Prior to January 31, 2001, the Company used the pro-rata method of consolidation to report its partnership investments proportionate to its share of ownership for each line item of its consolidated financial statements. In accordance with the FASB's Emerging Issues Task Force Issue No. 00-1, "Investor Balance Sheet and Income Statement Display under the Equity Method for Investments in Certain Partnerships and Other Ventures," the Company can no longer use the pro-rata consolidation method for partnerships. Accordingly, partnership investments that were previously reported on the pro-rata method are now reported as consolidated at 100% if deemed under the Company's control, or otherwise on the equity method of accounting. While a number of the line items on the Company's consolidated financial statements have changed under the new full consolidation method, there is no impact on EBDT, net earnings or shareholders' equity for all years presented. Certain data for the years ended January 31, 2000 and 1999 have been re-presented.

(2) The Company uses an additional measure, along with net earnings, to report its operating results. This measure, referred to as Earnings Before Depreciation, Amortization and Deferred Taxes ("EBDT"), is not a measure of operating results or cash flows from operations as defined by generally accepted accounting principles and may not be directly comparable to similarly-titled measures reported by other companies. The Company believes that EBDT provides additional information about its operations and, along with net earnings, is necessary to understand its operating results. The Company's view is that EBDT is also an indicator of the Company's ability to generate cash to meet its funding requirements. EBDT is defined as net earnings excluding the following items: i) gain (loss) on disposition of operating properties and other investments (net of tax); ii) beginning in the year ended January 31, 2001, the adjustment to recognize rental revenues and rental expense using the straight-line method; iii) noncash charges from Forest City Rental Properties Corporation, a wholly-owned subsidiary of Forest City Enterprises, Inc., for depreciation, amortization and deferred income taxes; iv) provision for decline in real estate (net of tax); v) extraordinary items (net of tax); and vi) cumulative effect of change in accounting principle (net of tax).

(3) Adjusted for three-for-two split of Class A and Class B Common Stock effective November 14, 2001.

	January 31,				
	Pro-Rata Consolidation				
	2002	2001	2000	1999	1998
			(in thousands)		
Forest City Rental Properties Corporation – Real Estate Activity (1)					
Real estate – end of year					
Completed rental properties	**$ 3,614,420**	$ 3,215,411	$ 2,866,913	$ 2,601,648	$ 2,387,569
Projects under development	**543,105**	500,358	478,766	412,072	251,416
Real estate, at cost	**4,157,525**	3,715,769	3,345,679	3,013,720	2,638,985
Less accumulated depreciation	**(613,902)**	(569,604)	(532,607)	(477,253)	(436,377)
Total real estate	**$ 3,543,623**	$3,146,165	$ 2,813,072	$ 2,536,467	$ 2,202,608
Real Estate Activity during the year					
Completed rental properties					
Capital expenditures	**$ 67,422**	$ 44,552	$ 37,822	$ 44,615	$ 47,450
Transferred from projects under development	**363,180**	281,617	257,859	82,450	119,290
Acquisitions	**78,499**	181,394	–	156,879	90,438
Total additions	**509,101**	507,563	295,681	283,944	257,178
Dispositions	**(110,092)** (2)	(159,065) (3)	(30,416) (4)	(69,865) (5)	(94,068) (6)
Completed rental properties, net additions	**399,009**	348,498	265,265	214,079	163,110
Projects under development					
New development	**405,927**	303,209	324,553	243,106	154,746
Transferred to completed rental properties	**(363,180)**	(281,617)	(257,859)	(82,450)	(119,290)
Projects under development, net additions	**42,747**	21,592	66,694	160,656	35,456
Increase in real estate, at cost	**$ 441,756**	$ 370,090	$ 331,959	$ 374,735	$ 198,566

(1) The table includes only the real estate activity for Forest City Rental Properties Corporation, a wholly-owned subsidiary engaged in the ownership, development, acquisition and management of real estate projects, including apartment complexes, regional malls and retail centers, hotels, office buildings and mixed-use facilities, as well as large land development projects.

(2) Primarily reflects the dispositions of Tucson Mall, Bowling Green Mall, Newport Plaza, Baymont Inn, Chapel Hill Towers, Palm Villas, Peppertree, Oaks and Whitehall Terrace. Tucson Mall has 1,304,000 square feet in Tucson, Arizona. Bowling Green Mall has 242,000 square feet in Bowling Green, Kentucky. Newport Plaza has 157,000 square feet in Newport, Kentucky. Baymont Inn has 101 rooms in Mayfield Hts., Ohio. Palm Villas is a 350-unit apartment community in Henderson, Nevada. Peppertree and Oaks are apartment communities in Texas with 208 and 248 units, respectively. Chapel Hill Towers and Whitehall Terrace are apartment communities in Ohio with 402 and 188 units, respectively.

(3) Primarily reflects the dispositions of Tucson Place, Canton Centre Mall, Gallery at Metrotech, Studio Colony and Highlands. Tucson Place has 276,000 square feet in Tucson, Arizona. Canton Centre Mall has 680,000 square feet in Canton, Ohio and Gallery at Metrotech has 163,000 square feet in Brooklyn, New York. Studio Colony and Highlands are apartment communities in California with 369 and 556 units, respectively.

(4) Primarily reflects the disposition of Rolling Acres Mall, a 1,014,000-square-foot mall in Akron, Ohio.

(5) Primarily reflects the dispositions of Summit Park Mall, Trolley Plaza and San Vicente office building. Summit Park has 695,000 square feet in Wheatfield, New York. Trolley Plaza is a 351-unit apartment complex in Detroit, Michigan. San Vicente has 469,000 square feet in Brentwood, California.

(6) Reflects the sale of Toscana, a residential complex with 563 units in Irvine, California.

Management's Report

The management of Forest City Enterprises, Inc. is responsible for the accompanying consolidated financial statements. These statements have been prepared by the Company in accordance with generally accepted accounting principles and include amounts based on judgments of management. The financial information contained elsewhere in this annual report conforms with that in the consolidated financial statements.

The Company maintains a system of internal accounting control which provides reasonable assurance, in all material respects, that the assets are safeguarded and transactions are executed in accordance with management's authorization and accurately recorded in the Company's books and records. The concept of reasonable assurance recognizes that limitations exist in any system of internal accounting control based upon the premise that the cost of such controls should not exceed the benefits derived.

The Audit Committee, composed of three members of the Board of Directors who are not employees of the Company, meets regularly with representatives of management, the independent accountants and the Company's internal auditors to monitor the functioning of the accounting and control systems and to review the results of the auditing activities. The Audit Committee recommends the independent accountants to be appointed by the Board of Directors for approval by the shareholders. The Committee reviews the scope of the audit and the fee arrangements. The independent accountants conduct an objective, independent examination of the consolidated financial statements.

The Audit Committee reviews results of the annual audit with the independent accountants. The Audit Committee also meets with the independent accountants and the internal auditors without management present to ensure that they have open access to the Audit Committee.

Report of Independent Accountants

To the Shareholders and Board of Directors
Forest City Enterprises, Inc.

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of earnings, comprehensive income, shareholders' equity and cash flows present fairly, in all material respects, the financial position of Forest City Enterprises, Inc. and its Subsidiaries (the "Company") at January 31, 2002 and 2001, and the results of their operations and their cash flows for each of the three years in the period ended January 31, 2002, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

Cleveland, Ohio
March 13, 2002

	January 31, 2002	January 31, 2001
	(in thousands)	
Assets		
Real Estate		
Completed rental properties	**$ 3,458,756**	$ 3,134,667
Projects under development	**461,204**	432,808
Land held for development or sale	**24,193**	22,744
Real Estate, at cost	**3,944,153**	3,590,219
Less accumulated depreciation	**(537,325)**	(496,050)
Total Real Estate	**3,406,828**	3,094,169
Cash and equivalents	**50,054**	64,265
Restricted cash	**113,073**	80,743
Notes and accounts receivable, net	**276,000**	191,967
Inventories	**39,247**	39,234
Investments in and advances to real estate affiliates	**394,303**	390,336
Other assets	**138,141**	166,756
Total Assets	**$ 4,417,646**	$ 4,027,470
Liabilities and Shareholders' Equity		
Liabilities		
Mortgage debt, nonrecourse	**$ 2,620,598**	$ 2,439,912
Notes payable	**64,554**	55,392
Long-term credit facility	**54,000**	189,500
Senior and subordinated debt	**220,400**	220,400
Accounts payable and accrued expenses	**499,722**	410,869
Deferred income taxes	**227,982**	176,671
Total Liabilities	**3,687,256**	3,492,744
Minority Interest	**67,877**	78,090
Commitments and Contingencies		
Shareholders' Equity		
Preferred stock – convertible, without par value 5,000,000 shares authorized; no shares issued	**–**	–
Common stock – $.33 1/3 par value		
Class A, 96,000,000 shares authorized; 35,101,288 and 30,542,898 shares issued, 34,756,382 and 29,730,761 outstanding, respectively	**11,700**	10,181
Class B, convertible, 36,000,000 shares authorized; 15,124,540 and 15,783,030 shares issued, 14,707,390 and 15,365,880 outstanding, respectively	**5,042**	5,261
	16,742	15,442
Additional paid-in capital	**228,263**	108,863
Retained earnings	**432,939**	338,792
	677,944	463,097
Less treasury stock, at cost; 2002: 344,906 Class A and 417,150 Class B shares 2001: 812,137 Class A and 417,150 Class B shares	**(6,140)**	(10,330)
Accumulated other comprehensive (loss) income	**(9,291)**	3,869
Total Shareholders' Equity	**662,513**	456,636
Total Liabilities and Shareholders' Equity	**$ 4,417,646**	$ 4,027,470

The accompanying notes are an integral part of these consolidated financial statements.

	Years Ended January 31,		
	2002	2001	2000
	(in thousands, except per share data)		
Revenues			
Rental properties	**$ 738,508**	$ 658,369	$ 538,876
Lumber trading	**115,728**	105,427	149,357
Equity in earnings of unconsolidated entities	**52,334**	30,989	10,555
	906,570	794,785	698,788
Expenses			
Operating expenses	**552,517**	443,707	415,811
Interest expense	**178,580**	182,544	139,866
Provision for decline in real estate	**8,783**	1,231	5,062
Depreciation and amortization	**97,842**	98,364	81,504
	837,722	725,846	642,243
Gain on disposition of operating properties and other investments	**91,109**	48,409	13,861
Earnings before income taxes	**159,957**	117,348	70,406
Income tax expense			
Current	**85**	10,326	12,257
Deferred	**63,402**	11,986	12,062
	63,487	22,312	24,319
Earnings before minority interest, extraordinary (loss) gain and cumulative effect of change in accounting principle	**96,470**	95,036	46,087
Minority interest	**7,994**	(3,399)	(5,557)
Earnings before extraordinary (loss) gain and cumulative effect of change in accounting principle	**104,464**	91,637	40,530
Extraordinary (loss) gain, net of tax	**(233)**	–	272
Cumulative effect of change in accounting principle, net of tax	**(1,202)**	–	–
Net earnings	**$ 103,029**	$ 91,637	$ 40,802
Basic earnings per common share			
Earnings before extraordinary (loss) gain and cumulative effect of change in accounting principle	**$ 2.23**	$ 2.03	$ .90
Extraordinary (loss) gain, net of tax	**–**	–	.01
Cumulative effect of change in accounting principle, net of tax	**(.03)**	–	–
Net earnings	**$ 2.20**	$ 2.03	$ .91
Diluted earnings per common share			
Earnings before extraordinary (loss) gain and cumulative effect of change in accounting principle	**$ 2.20**	$ 2.01	$ .89
Extraordinary (loss) gain, net of tax	**–**	–	.01
Cumulative effect of change in accounting principle, net of tax	**(.03)**	–	–
Net earnings	**$ 2.17**	$ 2.01	$ .90

The accompanying notes are an integral part of these consolidated financial statements.

	2002	2001	2000
	Years Ended January 31, (in thousands)		
Net earnings	**$ 103,029**	$ 91,637	$ 40,802
Other comprehensive (loss) income, net of tax:			
Unrealized gains (losses) on investments in securities:			
Unrealized (loss) gain on securities	**(4,144)**	(531)	19,157
Reclassification adjustment for loss (gain) included in net earnings	**799**	(14,757)	–
Unrealized derivative losses:			
Cumulative effect of change in accounting principle - transition adjustment of interest rate contracts, net of minority interest	**(7,820)**	–	–
Unrealized losses on interest rate contracts, net of minority interest	**(1,995)**	–	–
Other comprehensive (loss) income, net of tax	**(13,160)**	(15,288)	19,157
Comprehensive income	**$ 89,869**	$ 76,349	$ 59,959

Consolidated Statements of Shareholders' Equity

	Common Stock Class A Shares	Common Stock Class A Amount	Common Stock Class B Shares	Common Stock Class B Amount	Additional Paid-In Capital	Retained Earnings	Treasury Stock Shares	Treasury Stock Amount	Accumulated Other Comprehensive Income (Loss)	Total
	(in thousands)									
Balances at January 31, 1999, as previously reported	19,905	$ 6,636	10,979	$ 3,661	$ 114,270	$ 218,967	901	$ (11,426)	$ –	$ 332,108
Three-for-two stock split effective November 14, 2001 applied retroactively	9,952	3,317	5,490	1,828	(5,145)	–	451	–	–	–
Balances at January 31, 1999, as adjusted	29,857	9,953	16,469	5,489	109,125	218,967	1,352	(11,426)	–	332,108
Net earnings						40,802				40,802
Other comprehensive income, net of tax									19,157	19,157
Dividends $.1267 per share						(5,706)				(5,706)
Conversion of Class B to Class A shares	63	21	(63)	(21)						–
Exercise of stock options					4		(6)	48		52
Restricted stock issued					(605)		(67)	605		–
Amortization of unearned compensation					93					93
Balances at January 31, 2000, as adjusted	29,920	9,974	16,406	5,468	108,617	254,063	1,279	(10,773)	19,157	386,506
Net earnings						91,637				91,637
Other comprehensive loss, net of tax									(15,288)	(15,288)
Dividends $.1533 per share						(6,908)				(6,908)
Conversion of Class B to Class A shares	623	207	(623)	(207)						–
Exercise of stock options					107		(49)	443		550
Amortization of unearned compensation					139					139
Balances at January 31, 2001, as adjusted	30,543	10,181	15,783	5,261	108,863	338,792	1,230	(10,330)	3,869	456,636
Net earnings						103,029				103,029
Other comprehensive loss, net of tax									(13,160)	(13,160)
Dividends $.1867 per share						(8,882)				(8,882)
Issuance of 3,900,000 Class A common shares in equity offering	3,900	1,300			116,363					117,663
Conversion of Class B to Class A shares	658	219	(658)	(219)						–
Exercise of stock options					1,396		(355)	3,181		4,577
Income tax benefit from stock option exercises					2,123					2,123
Restricted stock issued					(1,009)		(113)	1,009		–
Amortization of unearned compensation					531					531
Cash in lieu of fractional shares from three-for-two stock split					(4)					(4)
Balances at January 31, 2002	35,101	$ 11,700	15,125	$ 5,042	$ 228,263	$ 432,939	762	$ (6,140)	$ (9,291)	$ 662,513

The accompanying notes are an integral part of these consolidated financial statements.

	Years Ended January 31,		
	2002	2001	2000
		(in thousands)	
Cash Flows from Operating Activities			
Rents and other revenues received	**$ 720,808**	$ 733,157	$ 671,881
Cash distributions from unconsolidated entities	**29,939**	60,018	48,891
Proceeds from land sales	**36,842**	24,873	13,589
Land development expenditures	**(34,950)**	(28,686)	(11,606)
Operating expenditures	**(493,434)**	(417,274)	(413,007)
Interest paid	**(180,090)**	(177,971)	(139,062)
Net cash provided by operating activities	**79,115**	194,117	170,686
Cash Flows from Investing Activities			
Capital expenditures	**(419,301)**	(511,974)	(464,869)
Proceeds from disposition of operating properties and other investments	**190,011**	130,751	–
Changes in investments in and advances to real estate affiliates	**18,870**	(125,603)	(57,105)
Net cash used in investing activities	**(210,420)**	(506,826)	(521,974)
Cash Flows from Financing Activities			
Increase in nonrecourse mortgage debt and long-term credit facility	**506,851**	826,387	570,434
Principal payments on nonrecourse mortgage debt	**(302,051)**	(471,062)	(229,126)
Payments on long-term credit facility	**(160,000)**	–	–
Increase in notes payable	**48,617**	20,559	95,497
Payments on notes payable	**(39,455)**	(37,837)	(51,058)
Change in restricted cash and book overdrafts	**(31,596)**	(30,899)	(21,860)
Payment of deferred financing costs	**(17,080)**	(30,682)	(6,575)
Exercise of stock options	**4,577**	550	52
Sale of common stock, net	**117,663**	–	–
Dividends paid to shareholders	**(8,213)**	(6,608)	(5,399)
(Decrease) increase in minority interest	**(2,219)**	2,084	16,376
Proceeds from issuance of subordinated debt	**–**	20,400	–
Net cash provided by financing activities	**117,094**	292,892	368,341
Net (decrease) increase in cash and equivalents	**(14,211)**	(19,817)	17,053
Cash and equivalents at beginning of year	**64,265**	84,082	67,029
Cash and equivalents at end of year	**$ 50,054**	$ 64,265	$ 84,082

	Years Ended January 31,		
	2002	2001	2000
		(in thousands)	
Reconciliation of Net Earnings to Cash Provided by Operating Activities			
Net Earnings	**$ 103,029**	$ 91,637	$ 40,802
Minority interest	**(7,994)**	3,399	5,557
Depreciation	**79,454**	75,546	63,560
Amortization	**18,388**	22,818	17,944
Equity in earnings of unconsolidated entities	**(52,334)**	(30,989)	(10,555)
Cash distributions from unconsolidated entities	**29,939**	60,018	48,891
Deferred income taxes	**59,921**	12,012	11,978
Gain on disposition of operating properties and other investments	**(91,109)**	(48,409)	(13,861)
Provision for decline in real estate	**8,783**	1,231	5,062
Extraordinary loss (gain)	**386**	–	(450)
Cumulative effect of change in accounting principle	**1,988**	–	–
Increase in land included in projects under development	**(25,882)**	(10,979)	(5,331)
Decrease in land included in completed rental properties	**–**	655	13,906
Increase in land held for development or sale	**(1,449)**	(948)	(4,281)
Increase in notes and accounts receivable, net	**(84,033)**	(6,503)	(1,217)
(Increase) decrease in inventories	**(13)**	18,210	(10,145)
Decrease (increase) in other assets	**8,731**	(36,723)	(2,132)
Increase in accounts payable and accrued expenses	**31,310**	43,142	10,958
Net cash provided by operating activities	**$ 79,115**	$ 194,117	$ 170,686

Supplemental Non-Cash Disclosure:

The schedule below represents the effect of the following non-cash transactions for the years ended January 31:

2002 • Property additions included in accounts payable
2001 • Disposition of interest in Canton Centre Mall and Gallery at Metrotech
• Increase in interest in Granite Development Partners, L.P., Providence at Palm Harbor and Museum Towers
2000 • Disposition of interest in Rolling Acres Mall

	2002	2001	2000
Operating Activities			
Notes and accounts receivable, net	**$ –**	$ 553	$ 123
Other assets	**–**	5,074	1,390
Accounts payable and accrued expenses	**–**	(2,652)	(194)
Total effect on operating activities	**$ –**	$ 2,975	$ 1,319
Investing Activities			
Property additions included in accounts payable	**$ (43,941)**	$ –	$ –
Accounts payable	**43,941**	–	–
Disposition of completed rental properties	**–**	78,640	32,116
Total effect on investing activities	**$ –**	$ 78,640	$ 32,116
Financing Activities			
Disposition of nonrecourse mortgage debt	**$ –**	$ (81,505)	$ (33,435)
Notes payable	**–**	(110)	–
Total effect on financing activities	**$ –**	$ (81,615)	$ (33,435)

The accompanying notes are an integral part of these consolidated financial statements.

A. Summary of Significant Accounting Policies

Nature of Business

Forest City Enterprises, Inc. principally engages in the ownership, development, acquisition and management of commercial and residential real estate throughout the United States. The Company operates under four Strategic Business Units. The **Commercial Group**, the Company's largest business unit, owns, develops, acquires and operates regional malls, specialty/urban retail centers, office buildings, hotels and mixed-use projects. The **Residential Group** owns, develops, acquires, leases and manages residential rental property, including mature middle-market apartments in urban and suburban locations, adaptive re-use developments in urban locations and supported-living facilities. **Real Estate Groups** are the combined Commercial and Residential Groups. The **Land Development Group** acquires and sells both land and developed lots to residential, commercial and industrial customers. It also owns and develops land into master-planned communities and mixed-use projects. The **Lumber Trading Group,** a wholesaler, sells lumber to customers in all 50 states and Canadian provinces.

Forest City Enterprises, Inc. has more than $4.4 billion in total assets in 19 states and Washington, D.C. The Company's targeted markets include Boston, Denver, Los Angeles, New York City, Philadelphia, Richmond, San Francisco and Washington, D.C. The Company is headquartered in Cleveland, Ohio.

Principles of Consolidation

The consolidated financial statements of the Company include the accounts of Forest City Enterprises, Inc., its wholly-owned subsidiaries and entities which it controls. Entities which the Company does not control are accounted for on the equity method. Significant intercompany balances and transactions are eliminated in consolidation.

Earnings before minority interest are allocated to the minority interest holders based on their respective ownership percentages of the Company's controlled but less-than-wholly-owned real estate investments. Minority interest in the accompanying Consolidated Balance Sheets represents the minority interest holders' proportionate share of the equity of the Company's controlled less-than-wholly-owned real estate investments.

The Company does not necessarily own or hold any direct ownership interest in the various real estate assets consolidated in its financial statements but generally holds this ownership through its direct or indirect subsidiaries.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the Company to make estimates and assumptions in certain circumstances that affect amounts reported in the accompanying consolidated financial statements and related notes. Some of the critical estimates made by the Company include, but are not limited to, estimates of useful lives for long-lived assets, reserves for collection on accounts and notes receivable and other investments, and provisions for decline in real estate.

Reclassification

Certain prior years' amounts in the accompanying financial statements have been reclassified to conform to the current year's presentation.

Fiscal Year

The years 2001, 2000 and 1999 refer to the fiscal years ended January 31, 2002, 2001 and 2000, respectively.

Land Operations

Land held for development or sale is stated at the lower of carrying amount or fair market value less cost to sell.

Recognition of Revenue

Real Estate Sales – The Company follows the provisions of Statement of Financial Accounting Standards (SFAS) No. 66, "Accounting for Sales of Real Estate" for reporting the disposition of operating properties and land held for development or sale.

Leasing Operations – The Company enters into leases with tenants in its rental properties. The lease terms of tenants occupying space in the retail centers and office buildings range from 1 to 25 years, excluding leases with anchor tenants which typically run longer. Minimum rents are recognized on a straight-line basis over the term of the related leases. Overage rents are recognized as revenues when tenants' sales exceed contractual amounts. Recoveries from tenants for taxes, insurance, and other commercial property operating expenses are recognized as revenues in the period the applicable costs are incurred.

Investments in Unconsolidated Entities – The Company accounts for its investments in unconsolidated entities (included in Investments in and Advances to Real Estate Affiliates on the Consolidated Balance Sheets) using the equity method of accounting whereby the cost of an investment is adjusted for the Company's share of income or loss from the date of acquisition, and reduced by distributions received. The income or loss for each unconsolidated entity is allocated in accordance with the provisions of the applicable operating agreements, which may differ from the ownership interest held by each investor. Differences between the Company's carrying value of its investment in the unconsolidated entities and the Company's underlying equity of such unconsolidated entities are amortized over the respective lives of the underlying assets or liabilities, as applicable.

Lumber Brokerage – The Lumber Trading Group sells to a large number of customers across many regions of North America. The Company fills customer orders either through the simultaneous purchase of products from various third parties with delivery directly to the customer, or from relieving its existing short-term inventory position of previously purchased lumber products. Revenue is recorded when title to the goods transfers to the customers. The Company reports the gross margin on these sales as revenues in the accompanying Consolidated Statements of Earnings.

A. Summary of Significant Accounting Policies (continued)

Construction – Revenue and profit on long-term fixed-price contracts are recorded using the percentage-of-completion method. On reimbursable cost-plus fee contracts, revenues are recorded in the amount of the accrued reimbursable costs plus proportionate fees at the time the costs are incurred.

Recognition of Costs and Expenses

Operating expenses primarily represent the recognition of operating costs, administrative expenses and taxes other than income taxes. Interest expense and real estate taxes during development and construction are capitalized as a part of the project cost.

The Company provides an allowance for doubtful accounts against the portion of accounts or notes receivable that is estimated to be uncollectible. Such allowances are reviewed and updated quarterly for changes in expected collectibility.

Depreciation is generally computed using the straight-line method over the estimated useful life of the asset. The estimated useful lives of buildings are primarily 50 years.

Major improvements and tenant improvements are capitalized and expensed through depreciation charges. Repairs, maintenance and minor improvements are expensed as incurred. Costs and accumulated depreciation applicable to assets retired or sold are eliminated from the respective accounts and any resulting gains or losses are reported in the Consolidated Statements of Earnings.

The Company reviews its properties to determine if its carrying costs will be recovered from future operating cash flows whenever events or changes indicate that recoverability of long-lived assets may not be assured. In cases where the Company does not expect to recover its carrying costs, an impairment loss is recorded as a provision for decline in real estate.

Cash and Equivalents

The Company considers all highly liquid instruments purchased with a maturity of three months or less to be cash equivalents. Cash equivalents are stated at cost, which approximates market value.

The Company maintains operating cash and reserve for replacement balances in financial institutions which, from time to time, may exceed Federally-insured limits. The Company periodically assesses the financial condition of these institutions and believes that the risk of loss is minimal.

Restricted Cash

Restricted cash represents deposits with mortgage lenders for taxes and insurance, security deposits, capital replacement, improvement and operating reserves, bond funds and development and construction escrows.

Investments in Partnerships

As is customary within the real estate industry, the Company invests in certain real estate projects through partnerships. The Company provides funding for certain of its partners' equity contributions. Such advances are interest-bearing or entitle the Company to a preference on property cash flows and are included in "Investments in and Advances to Real Estate Affiliates" in the accompanying Consolidated Balance Sheets.

Inventories

The lumber brokerage inventories are stated at the lower of cost or market. Inventory cost is determined by specific identification and average cost methods.

Other Assets

Included in Other Assets are costs incurred in connection with obtaining financing which are deferred and amortized over the life of the related debt. Costs incurred in connection with leasing space to tenants are also included in Other Assets and are deferred and amortized using the straight-line method over the lives of the related leases.

Investments in securities classified as available-for-sale are reflected in Other Assets at market value with the unrealized gains or losses reflected as Accumulated Other Comprehensive Income (Loss) in Shareholders' Equity.

Other Comprehensive Income

Net unrealized gain or loss on securities, net of tax, is included in Other Comprehensive Income and represents the difference between the market value of investments in unaffiliated companies that are available for sale at the balance sheet date and the Company's cost. Also included in Other Comprehensive Income are unrealized gains and losses, net of tax, on the effective portions of derivative instruments designated and qualified as cash flow hedges.

Fair Value of Financial Instruments

The Company estimates the fair value of its debt instruments by discounting future cash payments at interest rates that the Company believes approximates the current market. The carrying amount of the Company's total fixed-rate debt at January 31, 2002 was $2,107,077,000 compared to an estimated fair value of $2,077,142,000.

The Company estimates the fair value of its hedging instruments based on interest rate market pricing models. At January 31, 2002, LIBOR interest rate caps and Treasury Options were reported at their fair value, $1,600,000, in Other Assets in the Consolidated Balance Sheet. The fair value of interest rate swap agreements at January 31, 2002 is an unrealized loss of $5,300,000 and included in Accounts Payable and Accrued Expenses in the Consolidated Balance Sheet.

Accounting for Derivative Instruments and Hedging Activities

The Company generally maintains an overall interest rate risk management strategy that incorporates the use of derivative instruments to minimize significant unplanned decreases in earnings and cash flow that may be caused by interest rate volatility. The Company does not enter into derivative financial instrument contracts for trading or speculative purposes. Derivative instruments that are used as part of the Company's strategy include interest rate swaps and option contracts that have indices related to the pricing

A. Summary of Significant Accounting Policies (continued)

of specific balance sheet liabilities. The Company enters into interest rate swaps to convert certain floating-rate debt to fixed-rate long-term debt, and vice-versa, depending on market conditions. Options products utilized include interest rate caps and Treasury options. The use of these option products are consistent with the Company's risk management objective to reduce or eliminate exposure to variability in future cash flows attributable to changes in the Treasury rate relating to forecasted financings, and the variability in cash flows attributable to increases relating to interest payments on its floating-rate debt. The caps have typical duration ranging from one to three years while the Treasury options are for periods of five to 10 years. The Company also enters into interest rate swap agreements for hedging purposes for periods of one to five years.

The principal credit risk to the Company through its interest rate risk management strategy is the potential inability of the financial institution from which the derivative financial instruments were purchased to cover all of its obligations. If a counterparty fails to fulfill its performance obligations under a derivative contract, the Company's credit risk will equal the fair-value gain in a derivative. To mitigate this exposure, the Company purchases its derivative financial instruments from either the institution that holds the debt or from institutions with a minimum A- credit rating.

All derivatives are reported in the Consolidated Balance Sheets at their fair value. On the date that the Company enters into a derivative contract, it designates the derivative as a hedge of a forecasted transaction or the variability of cash flows that are to be paid in connection with a recognized or forecasted liability (a "cash flow" hedge), or to convert certain fixed-rate long-term debt to floating-rate debt (a "fair value hedge"). The effective portion of the change in fair value of a derivative that is designated and qualifies as a cash flow hedge is recorded in other comprehensive income until earnings are affected by the variability of cash flows of the hedged transaction. The ineffective portion of all hedges is recognized in current-period earnings as interest expense in the Consolidated Statements of Earnings.

On August 1, 2001, the Company began assessing hedge effectiveness based on the total changes in cash flows on its interest rate caps and Treasury options as described by the Derivative Implementation Group (DIG) Issue G20, *Cash Flow Hedges: Assessing and Measuring the Effectiveness of a Purchased Option Used in a Cash Flow Hedge.* Accordingly, the Company has elected to record in Other Comprehensive Income (Loss) all of the subsequent changes in the fair value, including the changes in the option's time value. Gains or losses on interest rate caps used to hedge interest rate risk on variable-rate debt will be reclassified out of Accumulated Other Comprehensive Income (Loss) into earnings when the forecasted transaction occurs using the "caplet" methodology. Gains or losses on Treasury options used to hedge the interest rate risk associated with the anticipated issuance of fixed-rate debt will be reclassified from Accumulated Other Comprehensive Income (Loss) into earnings over the term of the debt, based on an effective-yield method.

The Company formally documents all relationships between hedging instruments and hedged items, as well as its risk-management objective and strategy for undertaking various hedge transactions. The Company also formally assesses (both at the hedge's inception and on an ongoing basis) whether the derivatives that are used in hedging transactions have been highly effective in offsetting changes in the fair value or cash flows of hedged items and whether those derivatives may be expected to remain highly effective in future periods.

The Company discontinues hedge accounting prospectively when (1) it determines that the derivative is no longer effective in offsetting changes in the fair value or cash flows of a hedged item; (2) the derivative expires or is sold, terminated, or exercised; (3) it is no longer probable that the forecasted transaction will occur; or (4) management determines that designating the derivative as a hedging instrument is no longer appropriate. When the Company discontinues hedge accounting because it is no longer probable that the forecasted transaction will occur in the originally expected period, the gain or loss on the derivative remains in accumulated other comprehensive income and is reclassified into earnings when the forecasted transaction affects earnings. However, if it is probable that a forecasted transaction will not occur by the end of the originally specified time period or within an additional two-month period of time thereafter, the gains and losses that were accumulated in other comprehensive income will be recognized immediately in earnings. When hedge accounting is discontinued due to the Company's determination that the derivative no longer qualifies as an effective fair value hedge, the Company will continue to report the derivative in its Consolidated Balance Sheets at its fair value but cease to adjust the hedged liability for changes in fair value. In all situations in which hedge accounting is discontinued and the derivative remains outstanding, the Company will report the derivative at its fair value in the Consolidated Balance Sheets, recognizing changes in the fair value in current-period earnings.

During the year ended January 31, 2002, as a result of substantial decreases in short-term interest rates, the Company de-designated and subsequently discontinued hedge accounting on certain interest rate caps that had an aggregate notional amount of approximately $260,000,000, strike rates averaging 7.75% and maturities extending through February 1, 2003. Subsequent changes in the fair value of these de-designated interest rate caps were recorded as interest expense of approximately $102,000 for the year ended January 31, 2002.

For the year ended January 31, 2002, the Company recorded approximately $1,912,000 as interest expense in the Consolidated Statements of Earnings, which represented the total ineffectiveness of all cash flow hedges. The amount of hedge ineffectiveness relating to hedges designated and qualifying as fair value hedges was not material. The amount of net derivative losses reclassified into earnings from other comprehensive income as a result of forecasted transactions that did not occur by the end of the originally specified time period or within an additional two-month period of time thereafter was $1,574,000 for the year ended January 31, 2002. As of January 31, 2002, the Company expects that within the next twelve months it will reclassify amounts recorded in accumulated other comprehensive income into earnings as interest expense associated with the effectiveness of cash flow hedges of approximately $7,108,000, net of tax.

Income Taxes

Deferred tax assets and liabilities reflect the tax consequences on future years of differences between the tax and financial statement basis of assets and liabilities at year-end.

A. Summary of Significant Accounting Policies (continued)

The Company has recognized the benefits of its tax loss carryforward and general business tax credits which it expects to use as a reduction of the deferred tax expense.

Stock-Based Compensation

The Company follows Accounting Principles Board Opinion (APBO) No. 25, "Accounting for Stock Issued to Employees", and related interpretations to account for stock-based compensation. As such, compensation cost for stock options is measured as the excess, if any, of the quoted market price of the Company's stock at the date of grant over the amount the employee is required to pay for the stock.

Capital Stock

The 5,000,000 authorized shares of preferred stock without par value, none of which have been issued, are convertible into Class A common stock.

Class A common shareholders elect 25% of the members of the Board of Directors and Class B common shareholders elect the remaining directors annually. The Company currently has 13 directors. Class B common stock is convertible into Class A common stock on a share-for-share basis.

Earnings Per Share

Basic earnings per share is computed by dividing net earnings by the weighted average number of common shares outstanding during the period. Diluted earnings per share reflects the potential dilutive effect of the Company's stock option plan by adjusting the denominator using the treasury stock method. The sum of the four quarters' earnings per share may not equal the annual earnings per share due to the weighting of stock and option activity occurring during the year. All earnings per share disclosures appearing in these financial statements were computed assuming dilution unless otherwise indicated. Further, as discussed in Note Q, in 2001 the Company paid a three-for-two stock split effected as a stock dividend. All years presented have been adjusted to reflect this stock split.

New Accounting Standards

Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standard (SFAS) No. 133, "Accounting for Derivative Instruments and Hedging Activities", as amended by SFAS Nos. 137 and 138, which requires companies to record derivatives on the balance sheet as assets or liabilities measured at fair value. Gains or losses resulting from changes in the values of those derivatives would be accounted for depending on the use of the derivative and whether it qualifies for hedge accounting. The Company uses derivative instruments to protect against the risk of adverse price or interest rate movements on the value of certain firm commitments and liabilities or on future cash flows. On February 1, 2001, the Company adopted SFAS No. 133, and at that time, designated the derivative instruments in accordance with the requirements of the new standard. On February 1, 2001, the after-tax impact, net of minority interest, of the transition amounts of the derivative instruments resulted in a reduction of net income and other comprehensive income of approximately $1,200,000 and $7,800,000, respectively. The transition adjustments are presented as cumulative effect adjustments, as described in (APBO) Opinion No. 20 "Accounting Changes" in the 2001 consolidated financial statements. The transition amounts were determined based on the interpretive guidance issued by the FASB to date. The FASB continues to issue interpretive guidance that could require changes in the Company's application of the standard and may increase or decrease reported net income and shareholders' equity prospectively, depending on future levels of interest rates and other variables affecting the fair values of derivative instruments and hedged items, but will have no effect on the Consolidated Statements of Cash Flows.

In June 2001, the FASB issued SFAS No. 141 "Business Combinations" which addresses financial accounting and reporting for business combinations and SFAS No. 142 "Goodwill and Other Intangible Assets" which addresses financial accounting and reporting for acquired goodwill and other intangible assets. The provisions of SFAS No. 141 apply to all business combinations initiated after June 30, 2001. SFAS No. 142 is effective for the fiscal year ending January 31, 2003. The Company believes the provisions of SFAS Nos. 141 and 142 will not have a material impact on its consolidated financial statements.

Also in June 2001, the FASB issued SFAS No. 143 "Accounting for Asset Retirement Obligations" which addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. This statement requires the fair value of the liability for an asset retirement obligation be recognized in the period in which it is incurred. This new standard becomes effective for the Company for the year ending January 31, 2004. The Company does not expect this pronouncement to have a material impact on the Company's financial position, results of operations, or cash flows.

In October 2001, the FASB issued SFAS No. 144 "Accounting for the Impairment or Disposal of Long-Lived Assets" which addresses financial accounting and reporting for the impairment or disposal of long-lived assets. This standard established a single accounting model for long-lived assets to be disposed of by sale or which are impaired and resolves some of the implementation issues as originally described in SFAS No. 121 "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of". It retains the fundamental provisions of SFAS No. 121 for (a) recognition and measurement of the impairment of long-lived assets to be held and used and (b) measurement of long-lived assets to be disposed of by sale. It also retains the basic provisions for presenting discontinued operations in the Consolidated Statement of Earnings but broadens the scope to include a component of an entity rather than a segment of a business. The new standard becomes effective for the Company for the year ending January 31, 2003. The Company does not expect this pronouncement to have a material impact on the Company's financial position, results of operations or cash flows. However, the Company expects the adoption of this standard to impact the presentation of its Consolidated Statements of Earnings by requiring classification of gain (loss) on the disposal of operating properties and their related operating earnings through the date of sale as discontinued operations.

B. Financial Statement Presentation

A reconciliation of the Company's financial statement presentation (full consolidation method) to its historical presentation (pro-rata consolidation method) is as follows.

Consolidated Balance Sheet - January 31, 2002

	Full Consolidation	Less Minority Interest	Plus Unconsolidated Investments at Pro-Rata	Pro-Rata Consolidation
		(in thousands)		
Assets				
Real Estate				
Completed rental properties	$ 3,458,756	$ 592,988	$ 775,878	$ 3,641,646
Projects under development	461,204	42,494	124,395	543,105
Land held for development or sale	24,193	–	32,692	56,885
Real Estate, at cost	3,944,153	635,482	932,965	4,241,636
Less accumulated depreciation	(537,325)	(80,877)	(175,205)	(631,653)
Total Real Estate	3,406,828	554,605	757,760	3,609,983
Cash and equivalents	50,054	5,030	34,862	79,886
Restricted cash	113,073	20,057	33,156	126,172
Notes and accounts receivable, net	276,000	17,642	14,042	272,400
Inventories	39,247	–	–	39,247
Investments in and advances to real estate affiliates	394,303	–	(29,810)	364,493
Other assets	138,141	23,626	25,512	140,027
Total Assets	$ 4,417,646	$ 620,960	$ 835,522	$ 4,632,208
Liabilities and Shareholders' Equity				
Liabilities				
Mortgage debt, nonrecourse	$ 2,620,598	$ 483,624	$ 788,240	$ 2,925,214
Notes payable	64,554	14,798	3,195	52,951
Long-term credit facility	54,000	–	–	54,000
Senior and subordinated debt	220,400	–	–	220,400
Accounts payable and accrued expenses	499,722	54,661	44,087	489,148
Deferred income taxes	227,982	–	–	227,982
Total Liabilities	3,687,256	553,083	835,522	3,969,695
Minority Interest	67,877	67,877	–	–
Total Shareholders' Equity	662,513	–	–	662,513
Total Liabilities and Shareholders' Equity	$ 4,417,646	$ 620,960	$ 835,522	$ 4,632,208

B. Financial Statement Presentation (continued)

Consolidated Balance Sheet - January 31, 2001

	Full Consolidation	Less Minority Interest	Plus Unconsolidated Investments at Pro-Rata	Pro-Rata Consolidation
		(in thousands)		
Assets				
Real Estate				
Completed rental properties	$ 3,134,667	$ 574,575	$ 680,028	$ 3,240,120
Projects under development	432,808	54,947	122,497	500,358
Land held for development or sale	22,744	–	30,459	53,203
Real Estate, at cost	3,590,219	629,522	832,984	3,793,681
Less accumulated depreciation	(496,050)	(76,301)	(165,572)	(585,321)
Total Real Estate	3,094,169	553,221	667,412	3,208,360
Cash and equivalents	64,265	8,653	26,351	81,963
Restricted cash	80,743	13,206	19,617	87,154
Notes and accounts receivable, net	191,967	12,251	10,814	190,530
Inventories	39,234	–	–	39,234
Investments in and advances to real estate affiliates	390,336	–	(30,888)	359,448
Other assets	166,756	28,647	24,185	162,294
Total Assets	$ 4,027,470	$ 615,978	$ 717,491	$ 4,128,983
Liabilities and Shareholders' Equity				
Liabilities				
Mortgage debt, nonrecourse	$ 2,439,912	$ 488,014	$ 674,019	$ 2,625,917
Notes payable	55,392	14,694	1,417	42,115
Long-term credit facility	189,500	–	–	189,500
Senior and subordinated debt	220,400	–	–	220,400
Accounts payable and accrued expenses	410,869	35,180	42,055	417,744
Deferred income taxes	176,671	–	–	176,671
Total Liabilities	3,492,744	537,888	717,491	3,672,347
Minority Interest	78,090	78,090	–	–
Total Shareholders' Equity	456,636	–	–	456,636
Total Liabilities and Shareholders' Equity	$ 4,027,470	$ 615,978	$ 717,491	$ 4,128,983

B. Financial Statement Presentation (continued)

Consolidated Statement of Earnings - Year Ended January 31, 2002

	Full Consolidation	Less Minority Interest	Plus Unconsolidated Investments at Pro-Rata	Pro-Rata Consolidation
		(in thousands)		
Revenues				
Rental properties	$ 738,508	$ 118,382	$ 207,362	$ 827,488
Lumber trading	115,728	–	–	115,728
Equity in earnings of unconsolidated entities	52,334	–	(30,564)	21,770
	906,570	118,382	176,798	964,986
Expenses				
Operating expenses	552,517	72,444	115,863	595,936
Interest expense	178,580	35,206	45,656	189,030
Provision for decline in real estate	8,783	1,973	–	6,810
Depreciation and amortization	97,842	16,753	20,960	102,049
	837,722	126,376	182,479	893,825
Gain on disposition of operating properties and other investments	91,109	–	5,681	96,790
Earnings before income taxes	159,957	(7,994)	–	167,951
Income tax expense				
Current	85	–	–	85
Deferred	63,402	–	–	63,402
	63,487	–	–	63,487
Earnings before minority interest, extraordinary loss and cumulative effect of change in accounting principle	96,470	(7,994)	–	104,464
Minority interest	7,994	7,994	–	–
Earnings before extraordinary loss and cumulative effect of change in accounting principle	104,464	–	–	104,464
Extraordinary loss, net of tax	(233)	–	–	(233)
Cumulative effect of change in accounting principle, net of tax	(1,202)	–	–	(1,202)
Net earnings	$ 103,029	$ –	$ –	$ 103,029

B. Financial Statement Presentation (continued)

Consolidated Statement of Earnings - Year Ended January 31, 2001

	Full Consolidation	Less Minority Interest	Plus Unconsolidated Investments at Pro-Rata	Pro-Rata Consolidation
		(in thousands)		
Revenues				
Rental properties	$ 658,369	$ 114,247	$ 199,797	$ 743,919
Lumber trading	105,427	–	–	105,427
Equity in earnings of unconsolidated entities	30,989	–	(19,819)	11,170
	794,785	114,247	179,978	860,516
Expenses				
Operating expenses	443,707	56,093	118,747	506,361
Interest expense	182,544	35,488	43,368	190,424
Provision for decline in real estate	1,231	–	–	1,231
Depreciation and amortization	98,364	19,017	20,222	99,569
	725,846	110,598	182,337	797,585
Gain (loss) on disposition of operating properties and other investments	48,409	(250)	2,359	51,018
Earnings before income taxes	117,348	3,399	–	113,949
Income tax expense				
Current	10,326	–	–	10,326
Deferred	11,986	–	–	11,986
	22,312	–	–	22,312
Earnings before minority interest	95,036	3,399	–	91,637
Minority interest	(3,399)	(3,399)	–	–
Net earnings	$ 91,637	$ –	$ –	$ 91,637

B. Financial Statement Presentation (continued)

Consolidated Statement of Earnings - Year Ended January 31, 2000

	Full Consolidation	Less Minority Interest	Plus Unconsolidated Investments at Pro-Rata	Pro-Rata Consolidation
		(in thousands)		
Revenues				
Rental properties	$ 538,876	$ 68,244	$ 170,907	$ 641,539
Lumber trading	149,357	–	–	149,357
Equity in earnings of unconsolidated entities	10,555	–	(8,380)	2,175
	698,788	68,244	162,527	793,071
Expenses				
Operating expenses	415,811	31,354	101,552	486,009
Interest expense	139,866	22,029	41,882	159,719
Provision for decline in real estate	5,062	–	–	5,062
Depreciation and amortization	81,504	12,042	18,682	88,144
	642,243	65,425	162,116	738,934
Gain (loss) on disposition of operating properties and other investments	13,861	2,738	(411)	10,712
Earnings before income taxes	70,406	5,557	–	64,849
Income tax expense				
Current	12,257	–	–	12,257
Deferred	12,062	–	–	12,062
	24,319	–	–	24,319
Earnings before minority interest and extraordinary gain	46,087	5,557	–	40,530
Minority interest	(5,557)	(5,557)	–	–
Earnings before extraordinary gain	40,530	–	–	40,530
Extraordinary gain, net of tax	272	–	–	272
Net earnings	$ 40,802	$ –	$ –	$ 40,802

B. Financial Statement Presentation (continued)

Consolidated Statement of Cash Flows - Year Ended January 31, 2002

	Full Consolidation	Less Minority Interest	Plus Unconsolidated Investments at Pro-Rata	Pro-Rata Consolidation
		(in thousands)		
Cash Flows from Operating Activities				
Rents and other revenues received	$ 720,808	$ 107,809	$ 169,405	$ 782,404
Cash distributions from unconsolidated entities	29,939	–	(29,939)	–
Proceeds from land sales	36,842	2,008	35,112	69,946
Land development expenditures	(34,950)	(1,701)	(13,023)	(46,272)
Operating expenditures	(493,434)	(60,219)	(91,511)	(524,726)
Interest paid	(180,090)	(35,490)	(46,028)	(190,628)
Net cash provided by operating activities	79,115	12,407	24,016	90,724
Cash Flows from Investing Activities				
Capital expenditures	(419,301)	1,026	(120,436)	(540,763)
Proceeds from disposition of operating properties and other investments	190,011	–	7,791	197,802
Change in investments in and advances to real estate affiliates	18,870	–	(1,704)	17,166
Net cash used in investing activities	(210,420)	1,026	(114,349)	(325,795)
Cash Flows from Financing Activities				
Increase in nonrecourse mortgage debt and long-term credit facility	506,851	83,222	185,184	608,813
Principal payments on nonrecourse mortgage debt	(302,051)	(87,611)	(70,963)	(285,403)
Payments on long-term credit facility	(160,000)	–	–	(160,000)
Increase in notes payable	48,617	105	16,952	65,464
Payments on notes payable	(39,455)	(1)	(15,174)	(54,628)
Change in restricted cash and book overdrafts	(31,596)	(8,233)	(13,765)	(37,128)
Payment of deferred financing costs	(17,080)	(2,319)	(3,390)	(18,151)
Exercise of stock options	4,577	–	–	4,577
Sale of common stock, net	117,663	–	–	117,663
Dividends paid to shareholders	(8,213)	–	–	(8,213)
Decrease in minority interest	(2,219)	(2,219)	–	–
Net cash provided by (used in) financing activities	117,094	(17,056)	98,844	232,994
Net (decrease) increase in cash and equivalents	(14,211)	(3,623)	8,511	(2,077)
Cash and equivalents at beginning of year	64,265	8,653	26,351	81,963
Cash and equivalents at end of year	$ 50,054	$ 5,030	$ 34,862	$ 79,886
Reconciliation of Net Earnings to Cash Provided by Operating Activities				
Net Earnings	$ 103,029	$ –	$ –	$ 103,029
Minority interest	(7,994)	(7,994)	–	–
Depreciation	79,454	12,747	18,278	84,985
Amortization	18,388	4,006	2,682	17,064
Equity in earnings of unconsolidated entities	(52,334)	–	30,564	(21,770)
Cash distributions from unconsolidated entities	29,939	–	(29,939)	–
Deferred income taxes	59,921	–	–	59,921
Gain on disposition of operating properties and other investments	(91,109)	–	(5,681)	(96,790)
Provision for decline in real estate	8,783	1,973	–	6,810
Extraordinary loss	386	–	–	386
Cumulative effect of change in accounting principle	1,988	–	–	1,988
(Increase) decrease in land included in projects under development	(25,882)	(1,751)	11,742	(12,389)
Decrease in land included in completed rental properties	–	–	191	191
Increase in land held for development or sale	(1,449)	–	(2,233)	(3,682)
Increase in notes and accounts receivable, net	(84,033)	(5,391)	(3,228)	(81,870)
Increase in inventories	(13)	–	–	(13)
Decrease (increase) in other assets	8,731	4,773	(283)	3,675
Increase in accounts payable and accrued expenses	31,310	4,044	1,923	29,189
Net cash provided by operating activities	$ 79,115	$ 12,407	$ 24,016	$ 90,724

B. Financial Statement Presentation (continued)

Consolidated Statement of Cash Flows - Year Ended January 31, 2001

	Full Consolidation	Less Minority Interest	Plus Unconsolidated Investments at Pro-Rata	Pro-Rata Consolidation
		(in thousands)		
Cash Flows from Operating Activities				
Rents and other revenues received	$ 733,157	$ 98,718	$ 160,239	$ 794,678
Cash distributions from unconsolidated entities	60,018	–	(60,018)	–
Proceeds from land sales	24,873	–	39,074	63,947
Land development expenditures	(28,686)	(2,130)	(39,931)	(66,487)
Operating expenditures	(417,274)	(43,289)	(81,514)	(455,499)
Interest paid	(177,971)	(35,150)	(44,154)	(186,975)
Net cash provided by (used in) operating activities	194,117	18,149	(26,304)	149,664
Cash Flows from Investing Activities				
Capital expenditures	(511,974)	(80,195)	(123,280)	(555,059)
Proceeds from disposition of operating properties and other investments	130,751	–	2,703	133,454
Change in investments in and advances to real estate affiliates	(125,603)	–	88,656	(36,947)
Net cash used in investing activities	(506,826)	(80,195)	(31,921)	(458,552)
Cash Flows from Financing Activities				
Increase in nonrecourse mortgage debt and long-term credit facility	826,387	205,733	79,812	700,466
Principal payments on nonrecourse mortgage debt	(471,062)	(131,362)	(10,729)	(350,429)
Increase in notes payable	20,559	598	(656)	19,305
Payments on notes payable	(37,837)	(190)	(157)	(37,804)
Change in restricted cash and book overdrafts	(30,899)	(1,712)	(1,202)	(30,389)
Payment of deferred financing costs	(30,682)	(11,137)	(2,290)	(21,835)
Exercise of stock options	550	–	–	550
Dividends paid to shareholders	(6,608)	–	–	(6,608)
Increase in minority interest	2,084	2,084	–	–
Proceeds from issuance of subordinated debt	20,400	–	–	20,400
Net cash provided by financing activities	292,892	64,014	64,778	293,656
Net (decrease) increase in cash and equivalents	(19,817)	1,968	6,553	(15,232)
Cash and equivalents at beginning of year	84,082	6,685	19,798	97,195
Cash and equivalents at end of year	$ 64,265	$ 8,653	$ 26,351	$ 81,963
Reconciliation of Net Earnings to Cash Provided by (Used in) Operating Activities				
Net Earnings	$ 91,637	$ –	$ –	$ 91,637
Minority interest	3,399	3,399	–	–
Depreciation	75,546	12,473	17,410	80,483
Amortization	22,818	6,544	2,812	19,086
Equity in earnings of unconsolidated entities	(30,989)	–	19,819	(11,170)
Cash distributions from unconsolidated entities	60,018	–	(60,018)	–
Deferred income taxes	12,012	–	–	12,012
(Gain) loss on disposition of operating properties and other investments	(48,409)	250	(2,359)	(51,018)
Provision for decline in real estate	1,231	–	–	1,231
Increase in land included in projects under development	(10,979)	(1,624)	(2,526)	(11,881)
Decrease in land included in completed rental properties	655	–	–	655
Increase in land held for development or sale	(948)	–	(171)	(1,119)
(Increase) decrease in notes and accounts receivable, net	(6,503)	(13,949)	(301)	7,145
Decrease in inventories	18,210	–	–	18,210
Increase in other assets	(36,723)	(4,997)	(2,859)	(34,585)
Increase in accounts payable and accrued expenses	43,142	16,053	1,889	28,978
Net cash provided by (used in) operating activities	$ 194,117	$ 18,149	$ (26,304)	$ 149,664

B. Financial Statement Presentation (continued)

Consolidated Statement of Cash Flows - Year Ended January 31, 2000

	Full Consolidation	Less Minority Interest	Plus Unconsolidated Investments at Pro-Rata	Pro-Rata Consolidation
		(in thousands)		
Cash Flows from Operating Activities				
Rents and other revenues received	$ 671,881	$ 66,947	$ 146,640	$ 751,574
Cash distributions from unconsolidated entities	48,891	–	(48,891)	–
Proceeds from land sales	13,589	–	25,325	38,914
Land development expenditures	(11,606)	–	(24,847)	(36,453)
Operating expenditures	(413,007)	(24,033)	(78,017)	(466,991)
Interest paid	(139,062)	(21,607)	(42,454)	(159,909)
Net cash provided by (used in) operating activities	170,686	21,307	(22,244)	127,135
Cash Flows from Investing Activities				
Capital expenditures	(464,869)	(126,516)	(43,315)	(381,668)
Change in investments in and advances to real estate affiliates	(57,105)	–	41,987	(15,118)
Net cash used in investing activities	(521,974)	(126,516)	(1,328)	(396,786)
Cash Flows from Financing Activities				
Increase in nonrecourse mortgage debt and long-term credit facility	570,434	144,230	65,651	491,855
Principal payments on nonrecourse mortgage debt	(229,126)	(60,516)	(25,539)	(194,149)
Increase in notes payable	95,497	13,901	8,929	90,525
Payments on notes payable	(51,058)	(176)	(20,674)	(71,556)
Change in restricted cash and book overdrafts	(21,860)	(4,536)	234	(17,090)
Payment of deferred financing costs	(6,575)	(1,401)	(847)	(6,021)
Exercise of stock options	52	–	–	52
Dividends paid to shareholders	(5,399)	–	–	(5,399)
Increase in minority interest	16,376	16,376	–	–
Net cash provided by financing activities	368,341	107,878	27,754	288,217
Net increase in cash and equivalents	17,053	2,669	4,182	18,566
Cash and equivalents at beginning of year	67,029	4,016	15,616	78,629
Cash and equivalents at end of year	$ 84,082	$ 6,685	$ 19,798	$ 97,195
Reconciliation of Net Earnings to Cash Provided by (Used in) Operating Activities				
Net Earnings	$ 40,802	$ –	$ –	$ 40,802
Minority interest	5,557	5,557	–	–
Depreciation	63,560	9,020	16,075	70,615
Amortization	17,944	3,022	2,607	17,529
Equity in earnings of unconsolidated entities	(10,555)	–	8,380	(2,175)
Cash distributions from unconsolidated entities	48,891	–	(48,891)	–
Deferred income taxes	11,978	–	–	11,978
(Gain) loss on disposition of operating properties and other investments	(13,861)	(2,738)	411	(10,712)
Provision for decline in real estate	5,062	–	–	5,062
Extraordinary gain	(450)	–	–	(450)
Increase in land included in projects under development	(5,331)	–	(2,200)	(7,531)
Decrease in land included in completed rental properties	13,906	–	1,320	15,226
(Increase) decrease in land held for development or sale	(4,281)	–	1,266	(3,015)
(Increase) decrease in notes and accounts receivable, net	(1,217)	(1,426)	1,295	1,504
Increase in inventories	(10,145)	–	–	(10,145)
Increase in other assets	(2,132)	(2,157)	(5,422)	(5,397)
Increase in accounts payable and accrued expenses	10,958	10,029	2,915	3,844
Net cash provided by (used in) operating activities	$ 170,686	$ 21,307	$ (22,244)	$ 127,135

C. Real Estate and Related Nonrecourse Mortgage Debt

The components of real estate cost and related nonrecourse mortgage debt are presented below on the pro-rata consolidation method.

	January 31, 2002			
	Total Cost	Less Accumulated Depreciation	Net Cost	Nonrecourse Mortgage Debt
	(in thousands)			
Completed rental properties				
Residential	$ 844,827	$ 145,674	$ 699,153	$ 689,656
Commercial				
Retail centers	1,340,052	178,111	1,161,941	1,024,201
Office and other buildings	1,428,813	289,851	1,138,962	1,011,544
Central Station and Stapleton	728	266	462	–
Corporate and other equipment	27,226	17,751	9,475	–
	3,641,646	631,653	3,009,993	2,725,401
Projects under development				
Residential	160,372	–	160,372	87,646
Commercial				
Retail centers	171,716	–	171,716	10,765
Office and other buildings	134,625	–	134,625	49,140
Central Station and Stapleton	76,392	–	76,392	12,666
	543,105	–	543,105	160,217
Land held for development or sale	56,885	–	56,885	39,596
Total real estate and mortgage debt	$4,241,636	$ 631,653	$3,609,983	$2,925,214

D. Notes and Accounts Receivable, Net

The components of notes and accounts receivable, net are as follows.

	Full Consolidation	Less Minority Interest	Plus Unconsolidated Investments at Pro-Rata	Pro-Rata Consolidation
	(in thousands)			
January 31, 2002				
Lumber brokerage	**$ 123,888**	**$ –**	**$ –**	**$ 123,888**
Real estate sales	**18,863**	**273**	**3,574**	**22,164**
Syndication activities	**65,837**	**–**	**–**	**65,837**
Receivable from tenants	**37,506**	**5,058**	**6,254**	**38,702**
Other receivables	**58,991**	**13,604**	**4,584**	**49,971**
	305,085	**18,935**	**14,412**	**300,562**
Allowance for doubtful accounts	**(29,085)**	**(1,293)**	**(370)**	**(28,162)**
Notes and Accounts Receivable, Net	**$ 276,000**	**$ 17,642**	**$ 14,042**	**$ 272,400**
Weighted average interest rate	**7.80%**			**7.63%**
Total Notes Receivable included above	**$ 62,138**			**$ 64,531**
Due within one year	**$ 22,863**			**$ 23,794**

	Full Consolidation	Less Minority Interest	Plus Unconsolidated Investments at Pro-Rata	Pro-Rata Consolidation
	(in thousands)			
January 31, 2001				
Lumber brokerage	$ 87,422	$ –	$ –	$ 87,422
Real estate sales	22,354	631	5,578	27,301
Syndication activities	68,818	–	–	68,818
Receivable from tenants	27,265	5,479	6,823	28,609
Other receivables	35,673	6,708	(1,195)	27,770
	241,532	12,818	11,206	239,920
Allowance for doubtful accounts	(49,565)	(567)	(392)	(49,390)
Notes and Accounts Receivable, Net	$ 191,967	$ 12,251	$ 10,814	$ 190,530
Weighted average interest rate	6.68%			6.91%
Total Notes Receivable included above	$ 80,114			$ 78,665
Due within one year	$ 13,012			$ 15,362

D. Notes and Accounts Receivable, Net (continued)

Lumber Trading Group

The Lumber Trading Group has entered into a three-year agreement expiring in July 2002 under which it is selling an undivided interest in a pool of receivables up to a maximum of $102,000,000 to a large financial institution (the "Financial Institution"). The Company bears no risk regarding the collectibility of the accounts receivable once sold, and cannot modify the pool of receivables. At January 31, 2002 and 2001, the Financial Institution held an interest of $44,000,000 and $43,000,000, respectively, in the pool of receivables. Sales of accounts receivable have averaged $44,300,000 and $57,900,000 per month during the fiscal year ended January 31, 2002 and 2001, respectively. This arrangement is without recourse to the Company.

To protect against risks associated with the variable interest rates on current and future borrowings on the liquidity banking agreement supporting the facility through which the pools of receivables are sold, the Lumber Trading Group entered into an interest rate swap with a notional amount of $20,000,000. The swap fixes the LIBOR interest rate at 4.28% and is effective through January 31, 2005.

Reversal of Reserves on Notes Receivable

The Company, through its Residential Group, is the 1% general partner in 26 Federally Subsidized housing projects owned by syndicated partnerships. Upon formation of these partnerships approximately 20 years ago, the Company received interest-bearing notes receivable as consideration for development and other fee services. At their inception, these notes were fully reserved as their collection was doubtful based on the limited cash flows generated by the properties pursuant to their government subsidy contracts. Likewise, a reserve for the related accrued interest was established each year.

During 2001, 17 of these properties completed a series of events that led to the reversal of $24,620,000 of these reserves. The first of these was the modification or expiration of the Government contracts that now allow for market rate apartment rentals, which provide a significant increase in expected future cash flows. This, in turn, increased the appraised values of these properties. As a result, the Company determined that the collection of a portion of these notes receivable and related accrued interest is now probable. The Company will continue to review the level of reserves against these notes receivable in relation to events that could change expected cash flows from these 26 properties. At January 31, 2002 and 2001, $12,615,000 and $34,439,000, respectively, was included in allowance for doubtful accounts for principle and interest on these notes receivable.

Millender Center – During the year ended January 31, 2001, the Company reversed $10,775,000 of a reserve, representing a portion of the reserve recorded in 1995 against a Note Receivable (the Note) from *Millender Center* (the Project), a mixed-use apartment, retail and hotel project located in downtown Detroit, Michigan. The Company had previously reversed $3,500,000 in the year ended January 31, 1999 and $500,000 in the year ended January 31, 2000 for a total reserve reversal of $14,775,000.

The Company owns a 1% general partner interest in the Project and loaned $14,775,000 to the 99% limited partners in 1985, as evidenced by the Note. A full reserve against the Note was recorded in 1995 when the Company determined that collection was doubtful due to the operating performance of the Project at that time.

In October 1998, the Project entered into a lease agreement with General Motors (GM) whereby the Project, except for the apartments, is leased to GM through 2010, when it is expected that GM will exercise a purchase option. This lease arrangement, coupled with the recent resurgence of downtown Detroit's economy as a result of GM's relocation of its corporate headquarters to a location adjacent to the Project and the entry of gaming during the second quarter of 2000, has significantly improved the operating performance of the Project. The Company believes that the current and prospective improved performance of the Project supports its assessment that the Note is now fully collectible. During the year ended January 31, 2002, the Company recognized interest income on the Note of $1,715,000. At January 31, 2002 and 2001, $10,165,000 and $10,711,000, respectively, was included in allowance for doubtful accounts for interest receivable on this note.

E. Investments in and Advances to Real Estate Affiliates

Included in Investments in and Advances to Real Estate Affiliates are unconsolidated investments accounted for on the equity method. Summarized combined financial information for these investments, along with the Company's pro-rata share, is as follows.

	Combined		Pro-Rata Share	
January 31,	**2002**	2001	**2002**	2001
		(in thousands)		
Balance Sheet:				
Completed rental properties	**$ 2,235,274**	$ 1,991,096	**$ 775,878**	$ 680,028
Projects under development	**243,339**	294,106	**124,395**	122,497
Land held for development or sale	**69,723**	66,063	**32,692**	30,459
Investment in and advances to real estate affiliates	**–**	–	**78,435**	101,935
Accumulated depreciation	**(434,466)**	(405,095)	**(175,205)**	(165,572)
Other assets	**280,760**	223,934	**107,572**	80,967
Total Assets	**$ 2,394,630**	$ 2,170,104	**$ 943,767**	$ 850,314
Mortgage debt, nonrecourse	**$ 2,117,979**	$ 1,870,170	**$ 788,240**	$ 674,019
Advances from general partner	**20,455**	43,550	**–**	–
Other liabilities	**157,137**	161,624	**47,282**	43,472
Partners' equity	**99,059**	94,760	**108,245**	132,823
Total Liabilities and Partners' Equity	**$ 2,394,630**	$ 2,170,104	**$ 943,767**	$ 850,314
Year Ended January 31,				
Operations:				
Revenues	**$ 516,631**	$ 500,566	**$ 207,362**	$ 199,797
Equity in earnings of unconsolidated entities on a pro-rata basis	**–**	–	**21,770**	11,170
Operating expenses	**(283,570)**	(296,617)	**(115,863)**	(118,747)
Interest expense	**(120,171)**	(119,326)	**(45,656)**	(43,368)
Depreciation and amortization	**(72,241)**	(57,906)	**(20,960)**	(20,222)
Gain on disposition of operating properties and other investments	**12,392**	4,718	**5,681**	2,359
Extraordinary gain	**1,110**	–	**1,054**	–
Cumulative effect of change in accounting principle	**(343)**	–	**(233)**	–
Net Income	**$ 53,808**	$ 31,435	**$ 53,155**	$ 30,989

Following is a reconciliation of partners' equity to the Company's carrying value in the accompanying Consolidated Balance Sheets:

Partners' equity, as above	**$ 99,059**	$ 94,760
Equity of other partners	**11,269**	5,487
Company's investment in partnerships	**87,790**	89,273
Advances to partnerships, as above	**20,455**	43,550
Advances to other real estate affiliates	**286,058**	257,513
Investments in and Advances to Real Estate Affiliates	**$ 394,303**	$ 390,336

As is customary within the real estate industry, the Company invests in certain real estate projects through partnerships. The Company provides funding for certain of its partners' equity contributions. The most significant partnership for which the Company provides funding relates to Forest City Ratner Companies, representing the Commercial Group's New York City operations. The Company's partner is the President and Chief Executive Officer of Forest City Ratner Companies and is the first cousin to four executive officers of the Company. Of the $286,058,000 and $257,513,000 presented above for "Advances to other real estate affiliates" at January 31, 2002 and 2001, respectively, $81,970,000 and $75,942,000, respectively, represents amounts advanced for this partner. These advances entitle the Company to a preferred return payable from cash flows of each respective property.

F. Other Assets

Included in other assets are costs incurred in connection with obtaining financing which are deferred and amortized over the life of the related debt. Costs incurred in connection with leasing space to tenants are also included in other assets and are deferred and amortized using the straight-line method over the lives of the related leases.

	Full Consolidation	Less Minority Interest	Plus Unconsolidated Investments at Pro-Rata	Pro-Rata Consolidation
		(in thousands)		
January 31, 2002				
Unamortized costs, net	**$ 96,995**	**$ 19,363**	**$ 22,711**	**$100,343**
Prepaid expenses and other	**41,146**	**4,263**	**2,801**	**39,684**
	$138,141	**$ 23,626**	**$ 25,512**	**$140,027**
January 31, 2001				
Unamortized costs, net	$ 96,338	$ 20,803	$ 19,645	$ 95,180
Prepaid expenses and other	70,418	7,844	4,540	67,114
	$ 166,756	$ 28,647	$ 24,185	$ 162,294

G. Accounts Payable and Accrued Expenses

Included in accounts payable and accrued expenses at January 31, 2002 and 2001 are book overdrafts of approximately $59,832,000 and $54,426,000 for full consolidation presentation and $59,973,000 and $54,516,000 for pro-rata consolidation presentation, respectively. The overdrafts are a result of the Company's cash management program and represent checks issued but not yet presented to a bank for collection.

H. Notes Payable

The components of notes payable, which represent indebtedness whose original maturity dates are within one year of issuance, are as follows.

	Full Consolidation	Less Minority Interest	Plus Unconsolidated Investments at Pro-Rata	Pro-Rata Consolidation
		(dollars in thousands)		
January 31, 2002				
Payable to				
Banks	**$ 2,188**	**$ –**	**$ –**	**$ 2,188**
Other	**62,366**	**14,798**	**3,195**	**50,763**
	$ 64,554	**$ 14,798**	**$ 3,195**	**$ 52,951**
Weighted average interest rate	**7.50%**			**7.19%**
January 31, 2001				
Payable to				
Banks	$ –	$ –	$ –	$ –
Other	55,392	14,694	1,417	42,115
	$ 55,392	$ 14,694	$ 1,417	$ 42,115
Weighted average interest rate	7.85%			7.75%

Notes payable to banks reflect borrowings on the Lumber Trading Group's $86,000,000 bank lines of credit. The bank lines of credit allow for up to $5,000,000 in outstanding letters of credit (none outstanding at January 31, 2002) which reduce the credit available to the Lumber Trading Group. Borrowings under these bank lines of credit, which are nonrecourse to the Company, are collateralized by all the assets of the Lumber Trading Group, bear interest at the lender's prime rate or 1.5% over LIBOR, and have a fee of 0.2% per year on the unused portion of the available commitment. These bank lines of credit are subject to review and extension annually and expire June 30, 2002.

Other notes payable relate primarily to improvements and construction funded by tenants, property and liability insurance premium financing and advances from affiliates and partnerships.

The following table summarizes interest incurred and paid on notes payable.

	Full Consolidation		Pro-Rata Consolidation	
Year Ended January 31,	Incurred	Paid	Incurred	Paid
		(in thousands)		
2002	**$ 6,165**	**$ 6,045**	**$ 5,077**	**$ 5,011**
2001	$ 8,113	$ 7,846	$ 7,372	$ 7,166
2000	$ 5,965	$ 5,743	$ 6,199	$ 5,901

I. Mortgage Debt, Nonrecourse

Mortgage debt, which is collateralized by completed rental properties, projects under development and certain undeveloped land, is as follows:

	Full Consolidation	Rate (1)	Less Minority Interest	Plus Unconsolidated Investments at Pro-Rata	Pro-Rata Consolidation	Rate (1)
			(dollars in thousands)			
January 31, 2002						
Fixed	**$ 1,817,234**	**7.28%**	**$ 339,214**	**$ 503,329**	**$ 1,981,349**	**7.42%**
Variable						
Taxable (2)	**649,321**	**5.51%**	**121,790**	**209,359**	**736,890**	**5.26%**
Tax-Exempt	**84,600**	**2.27%**	**11,700**	**63,690**	**136,590**	**2.35%**
UDAG	**69,443**	**1.73%**	**10,920**	**11,862**	**70,385**	**2.72%**
	$ 2,620,598	**6.53%**	**$ 483,624**	**$ 788,240**	**$ 2,925,214**	**6.52%**
January 31, 2001						
Fixed	$ 1,711,574	7.53%	$ 343,626	$ 472,811	$ 1,840,759	7.57%
Variable						
Taxable	605,796	8.73%	128,287	143,223	620,732	8.59%
Tax-Exempt	54,150	6.20%	5,638	46,093	94,605	5.36%
UDAG	68,392	1.61%	10,463	11,892	69,821	2.65%
	$ 2,439,912	7.65%	$ 488,014	$ 674,019	$ 2,625,917	7.61%

(1) Reflects weighted average interest rates including both the base index and lender margin.
(2) Taxable variable-rate debt of $649,321 at full consolidation and $736,890 at pro-rata consolidation is protected with LIBOR swaps and caps described below. These LIBOR-based hedges protect current debt outstanding as well as the anticipated increase in debt outstanding for projects currently under development or anticipated to be under development during the year ending January 31, 2003.

Mortgage debt (included in the figures above) related to projects under development at January 31, 2002 is as follows:

	Full Consolidation	Less Minority Interest	Plus Unconsolidated Investments at Pro-Rata	Pro-Rata Consolidation
		(in thousands)		
Variable (1)	$110,978	$ 12,715	$ 49,410	$147,673
Fixed	2,022	681	11,203	12,544
Total	$113,000	$ 13,396	$ 60,613	$160,217
Commitment from lenders	$360,923	$ 52,018	$ 83,784	$392,689

(1) Includes tax-exempt debt of $31,000 at full consolidation and $42,650 at pro-rata consolidation.

The Company generally borrows funds for development and construction projects with maturities of two to five years utilizing variable-rate financing. Upon opening and achieving stabilized operations, the Company generally pursues long-term fixed-rate financing.

The Company has purchased London Interbank Offered Rate ("LIBOR") interest rate hedges for its nonrecourse mortgage debt portfolio as follows:

Full Consolidation	Caps		Swaps (1)	
Period Covered	Amount	Average Rate	Amount	Average Rate
		(dollars in thousands)		
02/01/02 - 02/01/03	$608,361	7.64%	$317,759	3.88%
02/01/03 - 02/01/04	$849,787 (2)	6.57%	$ 2,924	2.49%
02/01/04 - 02/01/05	$168,400	8.00%		
02/01/05 - 02/01/06	$133,900	8.00%		

Pro-Rata Consolidation	Caps		Swaps (1)	
Period Covered	Amount	Average Rate	Amount	Average Rate
		(dollars in thousands)		
02/01/02 - 02/01/03	$622,806	7.73%	$ 401,221	3.54%
02/01/03 - 02/01/04	$863,186 (2)	6.65%	$ 25,776	4.67%
02/01/04 - 02/01/05	$263,638	8.00%		
02/01/05 - 02/01/06	$155,600	8.00%		

(1) Swaps include long-term LIBOR contracts that have an average maturity greater than six months. Swaps in the amount of $4,823 at full consolidation and $40,519 at pro-rata consolidation were entered into in February 2002.
(2) Includes interest rate caps in the amount of $400,000 that were purchased in February 2002.

The interest rate hedges summarized in the tables above were purchased to mitigate short-term variable interest rate risk. The Company currently intends to convert a significant portion of its committed variable-rate debt to fixed-rate debt. In order to protect against significant increases in long-term interest rates, the Company purchased Treasury Options. The Company owns Treasury Options of $238,200,000 at full consolidation and $159,421,000 at pro-rata consolidation with a weighted average strike rate of approximately 200 basis points over the 10-year Treasury rate at January 31, 2002 and thus the Options have only limited value.

I. Mortgage Debt, Nonrecourse (continued)

The Urban Development Action Grants and other subsidized loans bear interest at rates which are below prevailing commercial lending rates and are granted to the Company by government agencies as an inducement to develop real estate in targeted areas. A right to participate by the local government in the future cash flows of the project is generally a condition of these loans. Participation in annual cash flows generated from operations is recognized as an expense in the period earned. Participation in appreciation and cash flows resulting from a sale or refinancing is recorded as an expense at the time of sale or is capitalized as additional basis and amortized if amounts are paid prior to the disposition of the property.

Mortgage debt maturities (including scheduled amortization and balloon payments) for the next five years are as follows:

Years Ending January 31,	Full Consolidation	Pro-Rata Consolidation
	(in thousands)	
2003	$ 398,077	$ 446,497
2004	$ 337,059	$ 374,991
2005	$ 81,899	$ 122,232
2006	$ 133,765	$ 224,682
2007	$ 401,240	$ 373,123

The Company is engaged in discussions with its current lenders and is actively pursuing new lenders to extend and refinance maturing mortgage debt. As of January 31, 2002, the Company had refinancing commitments and extension options on upcoming maturities as follows:

	Full Consolidation	Pro-Rata Consolidation
	(in thousands)	
Refinancing commitments	$ 35,000	$ 39,050
Extension options available	$ 152,313	$ 319,684

The following table summarizes interest incurred and paid on mortgage debt, nonrecourse.

Year Ended January 31,	Full Consolidation		Pro-Rata Consolidation	
	Incurred	Paid	Incurred	Paid
	(in thousands)			
2002	$ 169,478	$ 170,934	$182,321	$ 183,811
2001	$ 162,466	$ 159,395	$175,790	$ 173,782
2000	$ 133,443	$ 133,774	$152,784	$ 154,185

J. Long-Term Credit Facilities

At January 31, 2002 and 2001, the Company had $54,000,000 and $189,500,000, respectively, outstanding under its $265,000,000 revolving credit facility. The balance was paid in full on March 5, 2002 with the proceeds from a new term loan discussed below. The revolving credit facility was scheduled to mature on March 31, 2003 and allowed for up to a combined amount of $30,000,000 in outstanding letters of credit and surety bonds ($17,087,000 and $9,675,000, respectively, were outstanding at January 31, 2002). The outstanding letters of credit reduced the credit available to the Company. The revolving credit available was reduced quarterly by $2,500,000. At January 31, 2002, the revolving credit line was $250,000,000.

Effective March 5, 2002, the Company increased its credit facility to $350,000,000. The credit facility now includes a $100,000,000 term loan and a $250,000,000 revolving line of credit that will mature in February 2006. Quarterly principal payments of $6,250,000 on the four-year term loan commence on July 1, 2002. The revolving line of credit allows up to a combined amount of $40,000,000 in outstanding letters of credit or surety bonds.

The long-term credit facilities provide, among other things, for: 1) at the Company's election, interest rates of 2.125% over LIBOR or 1/2% over the prime rate; 2) maintenance of debt service coverage ratios and specified levels of net worth and cash flow (as defined); and 3) restriction on dividend payments and stock repurchases. At January 31, 2002, retained earnings of $12,529,000 were available for payment of dividends.

In order to mitigate the short-term variable interest rate risk on its long-term credit facilities, the Company entered into a LIBOR interest rate swap and purchased LIBOR interest rate caps. The swap expires January 31, 2003, effectively fixes the LIBOR rate at 4.38% and had an original notional amount of $100,000,000. Effective February 1, 2002, this $100,000,000 interest rate swap was reduced to $75,000,000. The interest rate caps have an average rate of 8.00% for 2002 and a notional amount of $54,161,000. In February 2002, LIBOR interest rate caps were purchased at an average rate of 5.50% at a notional amount of $100,000,000 covering the period February 1, 2003 through November 1, 2003.

Interest incurred on long-term credit facilities was $10,969,000 in 2001, $16,163,000 in 2000 and $10,897,000 in 1999. Interest paid on long-term credit facilities was $11,540,000 in 2001, $15,162,000 in 2000 and $9,984,000 in 1999.

K. Senior and Subordinated Debt

On March 16, 1998, the Company issued $200,000,000 of 8.50% senior notes, due March 15, 2008, in a public offering. Accrued interest is payable semi-annually on March 15 and September 15. The senior notes are unsecured senior obligations of the Company; however, they are subordinated to all existing and future indebtedness and other liabilities of the Company's subsidiaries, including the revolving credit facility. The indenture contains covenants providing, among other things, limitations on incurring additional debt and payment of dividends. The dividend limitation is not as restrictive as that imposed by the Company's revolving credit facilities (Note J).

The senior notes may be redeemed by the Company, in whole or in part, at any time on or after March 15, 2003 at redemption prices beginning at 104.25% for the year beginning March 15, 2003 and systematically reduced to 100% in the years thereafter.

In November 2000, the Company issued $20,400,000 of redevelopment bonds in a private placement. The bonds bear interest at 8.25% and are due September 15, 2010. Interest is payable semi-annually on March 15 and September 15. This debt is unsecured and subordinated to the senior notes and the revolving credit facility. Financial convenants associated with this debt are similar to that of the senior notes.

Interest incurred on the above debt was $18,591,000 in 2001, $17,234,000 in 2000 and $17,000,000 in 1999. Interest paid was $18,194,000 in 2001 and $17,000,000 in 2000 and 1999.

Consolidated Interest

The following table summarizes interest incurred, capitalized and paid on all forms of indebtedness (included in Notes H, I, J and K).

Years Ended January 31,	Full Consolidation	Less Minority Interest	Plus Unconsolidated Investments at Pro-Rata	Pro-Rata Consolidation
		(in thousands)		
2002				
Interest incurred	**$ 205,203**	**$ 35,476**	**$ 47,231**	**$ 216,958**
Interest capitalized	**(26,623)**	**(270)**	**(1,575)**	**(27,928)**
Net interest expense	**$ 178,580**	**$ 35,206**	**$ 45,656**	**$ 189,030**
Interest paid	**$ 206,713**			**$ 218,556**
2001				
Interest incurred	$ 203,976	$ 36,605	$ 49,188	$ 216,559
Interest capitalized	(21,432)	(1,117)	(5,820)	(26,135)
Net interest expense	$ 182,544	$ 35,488	$ 43,368	$ 190,424
Interest paid	$ 199,403			$ 213,110
2000				
Interest incurred	$ 167,305	$ 24,485	$ 44,060	$ 186,880
Interest capitalized	(27,439)	(2,456)	(2,178)	(27,161)
Net interest expense	$ 139,866	$ 22,029	$ 41,882	$ 159,719
Interest paid	$ 166,501			$ 187,070

L. Income Taxes

The income tax provision consists of the following:

	Years Ended January 31, 2002	2001	2000
		(in thousands)	
Current			
Federal	**$ (1,749)**	$ 7,991	$ 8,620
Foreign	**499**	422	446
State	**1,335**	1,913	3,191
	85	10,326	12,257
Deferred			
Federal	**51,445**	9,495	10,796
Foreign	**23**	40	28
State	**11,934**	2,451	1,238
	63,402	11,986	12,062
Total provision	**$ 63,487**	$ 22,312	$ 24,319

The effective tax rate for income taxes varies from the federal statutory rate of 35% due to the following items.

	Years Ended January 31, 2002	2001	2000
		(in thousands)	
Financial statement earnings before income taxes, after minority interest	**$167,951**	$113,949	$ 64,849
Income taxes computed at the statutory rate	**$ 58,783**	$ 39,882	$ 22,697
Increase (decrease) in tax resulting from:			
State taxes, net of federal benefit	**7,788**	7,834	3,016
General Business Credits	**(4,851)**	–	–
Valuation allowance	**(482)**	(2,262)	(423)
Cancellation of debt	**–**	(23,589)	–
Other items	**2,249**	447	(971)
Total provision	**$ 63,487**	$ 22,312	$ 24,319
Effective tax rate	**37.80%**	19.58%	37.50%

L. Income Taxes (continued)

The components of the deferred tax provision are as follows.

	Years Ended January 31,		
	2002	2001	2000
	(in thousands)		
Excess of tax over financial statement depreciation and amortization	**$ 11,749**	$ 5,389	$ 2,035
Cancellation of debt	**–**	(23,589)	–
Gains deferred for tax purposes	**33,587**	14,636	4,219
Costs on land and rental properties under development expensed for tax purposes	**5,721**	3,852	2,509
Revenues and expenses recognized in different periods for tax and financial statement purposes	**8,737**	(412)	(1,121)
Difference between tax and financial statement related to unconsolidated entities	**3,587**	4,792	(421)
Provision for decline in real estate	**(802)**	(431)	(1,772)
Deferred state taxes, net of federal benefit	**6,772**	4,817	1,188
Utilization (benefit) of tax loss carryforward excluding effect of stock options	**(1,945)**	13,221	15,577
Valuation allowance	**(482)**	(2,262)	(423)
General Business Credits	**(4,851)**	–	–
Alternative Minimum Tax credits used (available)	**1,329**	(8,027)	(9,729)
Deferred provision	**$ 63,402**	$ 11,986	$ 12,062

The components of the deferred income tax liability are as follows.

	January 31,			
	Temporary Differences		Deferred Tax	
	2002	2001	**2002**	2001
	(in thousands)			
Depreciation	**$165,769**	$154,487	**$ 65,561**	$ 61,099
Capitalized costs(1)	**451,931**	322,482	**178,739**	127,542
Tax loss carryforward	**(21,649)**	(10,026)	**(7,577)**(2)	(3,509)
Federal tax credits	–	–	**(36,393)**	(32,871)
Other comprehensive (loss) income	**(15,370)**	6,400	**(6,079)**	2,531
Basis in unconsolidated entities	**94,653**	110,977	**37,435**	43,892
Other	**(29,259)**	(70,830)	**(3,704)**	(22,013)
	$646,075	$513,490	**$227,982**	$176,671

(1) Additions to capitalized costs during the years ended January 31, 2002 and 2001 include $102,408 and $56,910, respectively, related to replacement property of tax-deferred exchanges.
(2) Including $2,123 of benefit from stock option exercises.

Total income taxes paid were $11,419,000, $15,511,000 and $7,176,000 for the years ended January 31, 2002, 2001 and 2000, respectively. At January 31, 2002, the Company had tax loss carryforwards of $21,649,000 that will expire in the years ending January 31, 2011 through January 31, 2022, General Business Credit carryovers of $6,433,000 that will expire in the years ending January 31, 2004 through January 31, 2022, and an Alternative Minimum Tax credit carryforward of $29,960,000.

The Company's net deferred tax liability at January 31, 2002 is comprised of deferred tax liabilities of $409,093,000 deferred tax assets of $182,568,000 and a valuation allowance related to state taxes of $1,457,000.

M. Segment Information

Strategic Business Units are determined by the type of customers served or the products sold. The Company operates with four Strategic Business Units. The **Commercial Group**, the Company's largest unit, owns, develops, acquires and operates regional malls, specialty/urban retail centers, office buildings, hotels and mixed-use projects. New York City operations through the Company's partnership with Forest City Ratner Companies are part of the Commercial Group. The **Residential Group** owns, develops, acquires, leases and manages residential rental property, including mature middle-market apartments in suburban locations, upscale adaptive re-use developments in urban locations, and supported-living facilities. **Real Estate Groups** are the combined Commercial and Residential Groups. The **Land Development Group** acquires and sells both raw land and developed lots to residential, commercial and industrial customers. It also owns and develops raw land into master-planned communities, mixed-use and other residential developments. The **Lumber Trading Group** serves as a wholesaler, selling lumber to homebuilders and other customers in all 50 states and the Canadian provinces.

The Company uses an additional measure, along with net earnings, to report its operating results. This measure, Earnings Before Depreciation, Amortization and Deferred Taxes ("EBDT"), is not a measure of operating results or cash flows from operations as defined by generally accepted accounting principles and may not be directly comparable to similarly-titled measures reported by other companies. The Company believes that EBDT provides additional information about its operations and, along with net earnings, is necessary to understand its operating results. The Company's view is that EBDT is an indicator of the Company's ability to generate cash flow to meet its funding requirements. EBDT is defined as net earnings excluding the following items: i) gain (loss) on disposition of operating properties and other investments (net of tax); ii) beginning in the year ended January 31, 2001, the adjustment to recognize rental revenues and rental expense using the straight-line method; iii) noncash charges from Forest City Rental Properties Corporation, a wholly-owned subsidiary of Forest City Enterprises, Inc., for depreciation, amortization and deferred income taxes; iv) provision for decline in real estate (net of tax); v) extraordinary items (net of tax); and vi) cumulative effect of change in accounting principle (net of tax).

M. Segment Information (continued)

The following tables summarize financial data for the Commercial, Residential, Land Development and Lumber Trading Groups and Corporate. The table is presented using the pro-rata consolidation method, which is the method used by management for internal reporting. A reconciliation to the full consolidation method is included for certain information for the years ended January 31, 2002, 2001 and 2000. All amounts, including footnotes, are presented in thousands.

	January 31, Identifiable Assets			Years Ended January 31, Expenditures for Additions to Real Estate		
	2002	2001	2000	**2002**	2001	2000
Commercial Group	**$3,078,152**	$ 2,759,969	$ 2,558,206	**$ 415,028**	$ 256,679	$ 272,814
Residential Group	**1,109,901**	1,010,889	800,175	**118,099**	267,208	76,039
Land Development Group	**198,160**	153,582	136,477	**44,870**	54,207	48,429
Lumber Trading Group	**171,353**	136,175	208,836	**1,902**	2,483	3,899
Corporate	**74,642**	68,368	90,990	**2,508**	912	2,476
Consolidated at pro-rata	**4,632,208**	4,128,983	3,794,684	**$ 582,407**	$ 581,489	$ 403,657
Minority interest and unconsolidated entities	**(214,562)**	(101,513)	(128,329)			
Consolidated	**$ 4,417,646**	$ 4,027,470	$ 3,666,355			

	Years Ended January 31, Revenues			Interest Expense			Depreciation & Amortization Expense		
	2002	2001	2000	**2002**	2001	2000	**2002**	2001	2000
Commercial Group	**$ 545,995**	$ 522,841	$ 442,992	**$ 113,919**	$ 115,091	$ 94,356	**$ 76,276**	$ 75,564	$ 66,848
Residential Group	**219,654**	167,052	158,768	**40,082**	32,534	26,447	**21,187**	19,837	17,808
Land Development Group	**82,982**	64,656	41,356	**3,385**	4,726	7,370	**756**	382	240
Lumber Trading Group(1)	**115,728**	105,427	149,357	**3,131**	5,584	5,288	**2,147**	2,340	2,125
Corporate	**627**	540	598	**28,513**	32,489	26,258	**1,683**	1,446	1,123
Consolidated at pro-rata	**964,986**	860,516	793,071	**189,030**	190,424	159,719	**102,049**	99,569	88,144
Minority interest and unconsolidated entities	**(58,416)**	(65,731)	(94,283)	**(10,450)**	(7,880)	(19,853)	**(4,207)**	(1,205)	(6,640)
Consolidated	**$ 906,570**	$ 794,785	$ 698,788	**$ 178,580**	$ 182,544	$ 139,866	**$ 97,842**	$ 98,364	$ 81,504

	Earnings Before Income Taxes (EBIT)(2)			Earnings Before Depreciation, Amortization & Deferred Taxes (EBDT)		
Commercial Group	**$ 40,343**	$ 65,033	$ 50,589	**$ 102,471**	$ 121,446	$ 105,877
Residential Group	**49,046**	40,359	40,472	**68,989**	55,787	46,411
Land Development Group	**30,739**	2,868	(5,746)	**21,429**	2,191	(3,489)
Lumber Trading Group	**5,494**	1,310	12,258	**3,073**	283	7,070
Corporate	**(47,651)**	(45,408)	(38,374)	**(27,992)**	(31,898)	(23,230)
Provision for decline in real estate	**(6,810)**	(1,231)	(5,062)	**–**	–	–
Gain on disposition of operating properties and other investments	**96,790**	51,018	10,712	**–**	–	–
Consolidated at pro-rata	**167,951**	113,949	64,849	**167,970**	147,809	132,639
Minority interest and unconsolidated entities	**(7,994)**	3,399	5,557			
Consolidated	**$ 159,957**	$ 117,348	$ 70,406			
Reconciliation of EBDT to net earnings:						
Depreciation and amortization - Real Estate Groups				**(98,368)**	(95,763)	(84,586)
Deferred taxes - Real Estate Groups				**(26,126)**	(23,518)	(12,453)
Straight-line rent adjustment				**6,594**	9,423	–
Provision for decline in real estate, net of tax				**(4,116)**	(744)	(3,060)
Gain on disposition of operating properties and other investments, net of tax				**58,510**	54,430	7,990
Extraordinary (loss) gain, net of tax				**(233)**	–	272
Cumulative effect of change in accounting principle, net of tax				**(1,202)**	–	–
Net earnings				**$ 103,029**	$ 91,637	$ 40,802

(1) The Company recognizes the gross margin on lumber brokerage sales as Revenues. Sales invoiced for the years ended January 31, 2002, 2001 and 2000 were $2,627,000, $2,674,000 and $3,712,000, respectively.
(2) See Consolidated Statements of Earnings on page 30 for reconciliation of EBIT to net earnings.

N. Leases

The Company as Lessor

The following table summarizes the minimum future rental income to be received on noncancelable operating leases of commercial properties that generally extend for periods of more than one year.

Years Ending January 31,	Full Consolidation	Less Minority Interest	Plus Unconsolidated Investments at Pro-Rata	Pro-Rata Consolidation
		(in thousands)		
2003	$ 234,610	$ 45,143	$ 52,628	$ 242,095
2004	229,534	45,288	49,549	233,795
2005	213,691	43,356	45,891	216,226
2006	202,567	41,769	42,691	203,489
2007	179,794	37,532	37,858	180,120
Later years	1,349,652	319,910	148,849	1,178,591
	$2,409,848	$ 532,998	$ 377,466	$2,254,316

Most of the commercial leases include provisions for reimbursements of other charges including real estate taxes and operating costs. The following table summarizes total reimbursements.

Years Ended January 31,	Full Consolidation	Pro-Rata Consolidation
	(in thousands)	
2002	$ 94,910	$ 96,156
2001	$ 86,827	$ 87,025
2000	$ 72,949	$ 75,954

The Company as Lessee

The Company is a lessee under various operating lease arrangements for real property and equipment having terms expiring through 2095, excluding optional renewal periods.

Minimum fixed rental payments under long-term leases (over one year) in effect at January 31, 2002 are as follows.

Years Ending January 31,	Full Consolidation	Less Minority Interest	Plus Unconsolidated Investments at Pro-Rata	Pro-Rata Consolidation
		(in thousands)		
2003	$ 15,201	$ 3,160	$ 1,117	$ 13,158
2004	14,825	3,176	1,099	12,748
2005	13,794	3,145	1,066	11,715
2006	12,874	3,086	1,032	10,820
2007	12,751	3,094	1,020	10,677
Later years	634,656	194,462	44,290	484,484
	$ 704,101	$ 210,123	$ 49,624	$ 543,602

The following table summarizes rent expense paid.

Years Ended January 31,	Full Consolidation	Pro-Rata Consolidation
	(in thousands)	
2002	$ 14,619	$ 11,552
2001	$ 16,621	$ 15,036
2000	$ 13,541	$ 13,361

O. Commitments and Contingencies

As of January 31, 2002, the Company has guaranteed loans of $1,400,000, letters of credit outstanding of $17,087,000 and surety bonds outstanding of $9,675,000.

The Company, as a general partner for certain limited partnerships, guarantees the funding of operating deficits of newly-opened apartment projects for an average of five years. In addition, in return for their capital contributions, the limited partners receive certain tax indemnity guarantees on their investments, namely specified amounts of tax losses and tax credits. To date, the partnerships have performed within projected returns and the Company has not been required to provide any funding of operating deficits or indemnifications.

The Company customarily guarantees lien-free completion of projects under construction. Upon completion, the guarantees are released. At January 31, 2002, completion guarantees of construction loan and other funding totaled approximately $1,300,000,000 on projects estimated to have total costs of approximately $1,800,000,000 which are approximately 50% complete in the aggregate. To date, the Company has been successful in consistently delivering lien-free completion of construction projects.

The Company is also involved in certain claims and litigation related to its operations. Based on the facts known at this time, management has consulted with legal counsel and is of the opinion that the ultimate outcome of all such claims and litigation will not have a material adverse effect on the financial condition, results of operations or cash flows of the Company.

P. Stock-Based Compensation

Class A fixed options in the form of either incentive stock options or non-qualified stock options may be awarded under the 1994 Stock Option Plan ("Plan") to key employees and non-employee members of the Company's Board of Directors. The maximum number of options that may be awarded under the Plan is 3,375,000. The maximum award to a person during any calendar year is 112,500 and the maximum term of an option is 10 years. The exercise price of all options must equal the fair market value of the stock on the date of grant, except, if incentive stock options are granted to someone who owns more than 10% of the total combined voting power of all classes of stock of the Company, then the exercise price will be 110% of the fair market value of the stock on the date of grant and the term of the option will be five years. The Plan is administered by the Compensation Committee of the Board of Directors. The Company granted 625,795 options in 2001, 22,500 options in 2000 and 566,687 options in 1999. All options granted under the Plan to date have been for a term of 10 years and vest over two to four years.

The Company applies APBO No. 25 and related interpretations in accounting for its Plan. The "intrinsic value" on the grant dates has been zero, thus no compensation costs have been recognized for the Plan.

P. Stock-Based Compensation (continued)

Had compensation costs been determined in accordance with SFAS No. 123 "Accounting for Stock-Based Compensation", net earnings and earnings per share would have been reduced to the pro forma amounts indicated below.

	Years Ended January 31,		
	2002	2001	2000
Net earnings *(in thousands)*			
As reported	$ **103,029**	$ 91,637	$ 40,802
Pro forma	$ **99,653**	$ 89,316	$ 38,502
Basic earnings per share			
As reported	$ **2.20**	$ 2.03	$ .91
Pro forma	$ **2.13**	$ 1.98	$ .85
Diluted earnings per share			
As reported	$ **2.17**	$ 2.01	$ .90
Pro forma	$ **2.11**	$ 1.97	$ .86

The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model with the following assumptions used for the grants in 2001, 2000 and 1999, respectively: dividend yield of .7%, .7% and .6%; expected volatility of 34.2%, 34.9% and 36.8%; risk-free interest rate of 4.9%, 6.0% and 5.2%; expected life of 8.7 years in all years; and turnover of 3.7%, 3.7% and 2.0%.

A summary of stock option activity is presented below.

	2002		2001		2000	
	Options	Weighted Average Exercise Price	Options	Weighted Average Exercise Price	Options	Weighted Average Exercise Price
Outstanding at beginning of year	**1,593,587**	**$ 14.94**	1,620,474	$ 14.71	1,085,925	$ 14.57
Granted	**625,795**	**$ 28.53**	22,500	$ 23.38	566,687	$ 14.95
Exercised	**(354,731)**	**$ 12.90**	(49,387)	$ 11.13	(5,400)	$ 9.58
Forfeited	**(5,400)**	**$ 28.53**	–	$ –	(26,738)	$ 15.20
Outstanding at end of year	**1,859,251**	**$ 19.87**	1,593,587	$ 14.94	1,620,474	$ 14.71
Options exercisable at end of year	**568,621**	**$ 14.22**	587,925	$ 11.71	244,912	$ 9.59
Number of shares available for granting of options at end of year	**1,099,706**		1,720,101		1,742,601	
Weighted average fair value of options granted during the year	**$ 13.40**		$ 11.74		$ 7.53	

The following table summarizes information about fixed stock options outstanding at January 31, 2002.

	Options Outstanding			Options Exercisable	
Range of Exercise Prices	Number Outstanding at January 31, 2002	Weighted Average Remaining Contractual Life	Weighted Average Exercise Prices	Number Exercisable at January 31, 2002	Weighted Average Exercise Prices
$ 8.56 - 11.41	247,375	4.6 years	$ 9.58	247,375	$ 9.58
$ 14.27 - 17.12	503,837	7.2 years	$ 14.92	94,575	$ 14.92
$ 17.12 - 19.97	465,144	6.2 years	$ 18.97	226,671	$ 18.98
$ 22.83 - 25.67	22,500	8.6 years	$ 23.38	–	$ –
$ 25.68 - 28.53	620,395	9.1 years	$ 28.53	–	$ –
	1,859,251			568,621	

The Compensation Committee also granted 112,500 and 67,500 shares of restricted Class A common stock to key employees in 2001 and 1999, respectively. The restricted shares were awarded out of treasury stock, having a cost basis of $1,009,000 and $605,000 in 2001 and 1999, respectively, with rights to vote the shares and receive dividends while being subject to restrictions on disposition and transferability and risk of forfeiture. The shares become nonforfeitable over a period of four years. In accordance with APBO No. 25, the market value on the date of grant of $3,191,000 and $1,114,000 in 2001 and 1999, respectively, was recorded as unearned compensation to be charged to expense over the respective vesting periods. The unearned compensation is reported as an offset of Additional Paid-In Capital in the accompanying consolidated financial statements. At January 31, 2002, the unamortized unearned compensation relating to all restricted stock amounted to $3,541,000.

Q. Capital Stock

The Company paid a three-for-two common stock split of both the Company's Class A and Class B Common Stock on November 14, 2001 effected as a stock dividend. The stock split was given retroactive effect to the beginning of the earliest period presented in the accompanying Consolidated Balance Sheets and Consolidated Statements of Shareholders' Equity. All share and per share data included in this annual report, including stock option plan information, have been restated to reflect the stock split.

On September 28, 2001, the Company sold to the public 3,900,000 (2,600,000 pre-split) shares of Class A common stock for $32.23 ($48.35 pre-split) per share. The offering generated net proceeds of $117,663,000 of which $104,000,000 was used to reduce borrowings under the revolving credit facility.

Class A common stock totaling 354,731, 49,387 and 5,400 shares in 2001, 2000 and 1999, respectively, were issued out of treasury stock upon the exercise of stock options (See Note P).

R. Earnings Per Share

The following is a reconciliation of the numerators and denominators of the basic and diluted earnings per share computations for "earnings before extraordinary (loss) gain and cumulative effect of change in accounting principle".

Years Ended January 31,	Earnings Before Extraordinary (Loss) Gain and Cumulative Effect of Change in Accounting Principle (Numerator) *(in thousands)*	Weighted Average Common Shares Outstanding (Denominator)	Per Common Share
2002			
Basic earnings per share	**$ 104,464**	**46,740,561**	**$ 2.23**
Effect of dilutive securities-stock options	**–**	**646,331**	**(.03)**
Diluted earnings per share	**$ 104,464**	**47,386,892**	**$ 2.20**
2001			
Basic earnings per share	$ 91,637	45,052,691	$ 2.03
Effect of dilutive securities-stock options	–	447,472	(.02)
Diluted earnings per share	$ 91,637	45,500,163	$ 2.01
2000			
Basic earnings per share	$ 40,530	45,024,485	$ 0.90
Effect of dilutive securities-stock options	–	205,101	(.01)
Diluted earnings per share	$ 40,530	45,229,586	$ 0.89

S. Summarized Financial Information

Forest City Rental Properties Corporation ("Rental Properties") is a wholly-owned subsidiary of Forest City Enterprises, Inc. engaged in the ownership, development, acquisition and management of real estate projects, including apartment complexes, regional malls and retail centers, hotels, office buildings and mixed-use facilities, as well as large land development projects. Consolidated balance sheets and statements of earnings for Rental Properties and its subsidiaries follow.

Forest City Rental Properties Corporation and Subsidiaries

Consolidated Balance Sheet - January 31, 2002

	Full Consolidation	Less Minority Interest	Plus Unconsolidated Investments at Pro-Rata	Pro-Rata Consolidation
		(in thousands)		
Assets				
Real Estate				
Completed rental properties	$ 3,431,569	$ 592,988	$ 775,839	$ 3,614,420
Projects under development	461,204	42,494	124,395	543,105
Real estate, at cost	3,892,773	635,482	900,234	4,157,525
Less accumulated depreciation	(519,584)	(80,877)	(175,195)	(613,902)
Total Real Estate	3,373,189	554,605	725,039	3,543,623
Cash and equivalents	17,404	5,030	29,676	42,050
Restricted cash	112,577	20,057	31,284	123,804
Notes and accounts receivable, net	133,532	17,642	10,954	126,844
Investments in and advances to real estate affiliates	339,663	–	(6,268)	333,395
Other assets	119,495	23,626	24,678	120,547
Total Assets	$ 4,095,860	$ 620,960	$ 815,363	$ 4,290,263
Liabilities and Shareholder's Equity				
Liabilities				
Mortgage debt, nonrecourse	$ 2,613,528	$ 483,624	$ 755,713	$ 2,885,617
Notes payable	55,711	14,798	487	41,400
Long-term credit facility	54,000	–	–	54,000
Subordinated debt	20,400	–	–	20,400
Accounts payable and accrued expenses	502,682	54,661	59,163	507,184
Deferred income taxes	255,952	–	–	255,952
Total Liabilities	3,502,273	553,083	815,363	3,764,553
Minority Interest	67,877	67,877	–	–
Shareholder's Equity				
Common stock and additional paid-in capital	200,878	–	–	200,878
Retained earnings	334,054	–	–	334,054
	534,932	–	–	534,932
Accumulated other comprehensive loss	(9,222)	–	–	(9,222)
Total Shareholder's Equity	525,710	–	–	525,710
Total Liabilities and Shareholder's Equity	$ 4,095,860	$ 620,960	$ 815,363	$ 4,290,263

S. Summarized Financial Information (continued)

Forest City Rental Properties Corporation and Subsidiaries

Consolidated Balance Sheet - January 31, 2001

	Full Consolidation	Less Minority Interest	Plus Unconsolidated Investments at Pro-Rata	Pro-Rata Consolidation
		(in thousands)		
Assets				
Real Estate				
Completed rental properties	$ 3,110,052	$ 574,575	$ 679,934	$ 3,215,411
Projects under development	432,808	54,947	122,497	500,358
Real estate, at cost	3,542,860	629,522	802,431	3,715,769
Less accumulated depreciation	(480,353)	(76,301)	(165,552)	(569,604)
Total Real Estate	3,062,507	553,221	636,879	3,146,165
Cash and equivalents	24,770	8,653	20,422	36,539
Restricted cash	80,451	13,206	18,125	85,370
Notes and accounts receivable, net	88,331	12,251	5,736	81,816
Investments in and advances to real estate affiliates	338,220	–	(2,584)	335,636
Other assets	144,917	28,647	23,125	139,395
Total Assets	$ 3,739,196	$ 615,978	$ 701,703	$ 3,824,921
Liabilities and Shareholder's Equity				
Liabilities				
Mortgage debt, nonrecourse	$ 2,433,649	$ 488,014	$ 642,562	$ 2,588,197
Notes payable	50,860	14,694	1,222	37,388
Long-term credit facility	189,500	–	–	189,500
Subordinated debt	20,400	–	–	20,400
Accounts payable and accrued expenses	317,376	35,180	57,919	340,115
Deferred income taxes	201,015	–	–	201,015
Total Liabilities	3,212,800	537,888	701,703	3,376,615
Minority Interest	78,090	78,090	–	–
Shareholder's Equity				
Common stock and additional paid-in capital	200,878	–	–	200,878
Retained earnings	243,559	–	–	243,559
	444,437	–	–	444,437
Accumulated other comprehensive income	3,869	–	–	3,869
Total Shareholder's Equity	448,306	–	–	448,306
Total Liabilities and Shareholder's Equity	$ 3,739,196	$ 615,978	$ 701,703	$ 3,824,921

S. Summarized Financial Information (continued)

Forest City Rental Properties Corporation and Subsidiaries

Consolidated Statements of Earnings

	Full Consolidation	Less Minority Interest	Plus Unconsolidated Investments at Pro-Rata	Pro-Rata Consolidation
		(in thousands)		
Year Ended January 31, 2002				
Revenues				
Real estate operations	$ 720,441	$ 118,384	$ 184,587	$ 786,644
Unconsolidated entities	47,378	(2)	(27,734)	19,646
	767,819	118,382	156,853	806,290
Operating expenses	416,384	72,444	98,531	442,471
Interest expense	173,245	35,206	43,287	181,326
Provision for decline in real estate	8,783	1,973	–	6,810
Depreciation and amortization	93,877	16,753	20,716	97,840
	692,289	126,376	162,534	728,447
Gain on disposition of operating properties and other investments	95,374	–	5,681	101,055
Earnings before income taxes	170,904	(7,994)	–	178,898
Income tax expense				
Current	389	–	–	389
Deferred	64,860	–	–	64,860
	65,249	–	–	65,249
Earnings before minority interest, extraordinary loss and cumulative effect of change in accounting principle	105,655	(7,994)	–	113,649
Minority interest	7,994	7,994	–	–
Extraordinary loss, net of tax	(233)	–	–	(233)
Cumulative effect of change in accounting principle, net of tax	(1,202)	–	–	(1,202)
Net earnings	$ 112,214	$ –	$ –	$ 112,214
Year Ended January 31, 2001				
Revenues				
Real estate operations	$ 633,695	$ 114,247	$ 165,531	$ 684,979
Unconsolidated entities	30,311	–	(20,670)	9,641
	664,006	114,247	144,861	694,620
Operating expenses	318,761	56,093	86,715	349,383
Interest expense	173,964	35,488	40,544	179,020
Provision for decline in real estate	1,231	–	–	1,231
Depreciation and amortization	94,496	19,017	19,961	95,440
	588,452	110,598	147,220	625,074
Gain (loss) on disposition of operating properties and other investments	49,609	(250)	2,359	52,218
Earnings before income taxes	125,163	3,399	–	121,764
Income tax expense				
Current	11,990	–	–	11,990
Deferred	11,200	–	–	11,200
	23,190	–	–	23,190
Earnings before minority interest	101,973	3,399	–	98,574
Minority interest	3,399	3,399	–	–
Net earnings	$ 98,574	$ –	$ –	$ 98,574

S. Summarized Financial Information (continued)

Forest City Rental Properties Corporation and Subsidiaries

Consolidated Statements of Earnings (continued)

	Full Consolidation	Less Minority Interest	Plus Unconsolidated Investments at Pro-Rata	Pro-Rata Consolidation
		(in thousands)		
Year Ended January 31, 2000				
Revenues				
Real estate operations	$ 515,783	$ 68,244	$ 151,391	$ 598,930
Unconsolidated entities	19,809	–	(16,980)	2,829
	535,592	68,244	134,411	601,759
Operating expenses	264,208	31,354	73,761	306,615
Interest expense	127,433	22,029	41,657	147,061
Depreciation and amortization	78,044	12,042	18,583	84,585
	469,685	65,425	134,001	538,261
Gain (loss) on disposition of operating properties and other investments	13,861	2,738	(410)	10,713
Earnings before income taxes	79,768	5,557	–	74,211
Income tax expense				
Current	12,446	–	–	12,446
Deferred	15,139	–	–	15,139
	27,585	–	–	27,585
Earnings before minority interest and extraordinary gain	52,183	5,557	–	46,626
Minority interest	5,557	5,557	–	–
Extraordinary gain, net of tax	272	–	–	272
Net earnings	$ 46,898	$ –	$ –	$ 46,898

T. Gain (Loss) on Disposition of Operating Properties and Other Investments, Provision for Decline in Real Estate and Extraordinary Items

The following table summarizes the gain (loss) on disposition of operating properties and other investments by year.

Years Ended January 31,		Full Consolidation	Less Minority Interest	Plus Unconsolidated Investments at Pro-Rata	Pro-Rata Consolidation
			(in thousands)		
2002					
Tucson Mall*	Tucson, AZ	**$ 86,096**	**$ –**	**$ –**	**$ 86,096**
Palm Villas Apartments*	Henderson, NV	**7,259**	**–**	**–**	**7,259**
Bowling Green Mall*	Bowling Green, KY	**1,892**	**–**	**–**	**1,892**
Peppertree Apartments	College Station, TX	**1,682**	**–**	**–**	**1,682**
Whitehall Terrace Apartments*	Kent, OH	**1,105**	**–**	**–**	**1,105**
The Oaks Apartments	Bryan, TX	**(1,010)**	**–**	**–**	**(1,010)**
Chapel Hill Towers Apartments*	Akron, OH	**–**	**–**	**5,007**	**5,007**
Baymont Inn	Mayfield Hts., OH	**–**	**–**	**674**	**674**
Available-for-sale equity securities		**(5,586)**	**–**	**–**	**(5,586)**
Other		**(329)**	**–**	**–**	**(329)**
Total		**$ 91,109**	**$ –**	**$ 5,681**	**$ 96,790**
2001					
Studio Colony Apartments*	Los Angeles, CA	$ 25,726	$ –	$ –	$ 25,726
Tucson Place*	Tucson, AZ	8,734	–	–	8,734
Highlands Apartments	Grand Terrace, CA	599	–	–	599
Canton Centre Mall*	Canton, OH	(436)	–	–	(436)
Gallery at Metrotech	Brooklyn, NY	(6,868)	(250)	–	(6,618)
Available-for-sale equity securities		20,654	–	2,359	23,013
Total		$ 48,409	$ (250)	$ 2,359	$ 51,018
2000					
Rolling Acres Mall*	Akron, OH	$ 13,861	$ 2,738	$ –	$ 11,123
Other		–	–	(411)	(411)
Total		$ 13,861	$ 2,738	$ (411)	$ 10,712

* Sold in a tax-deferred exchange for a replacement property through an intermediary.

Provision for Decline in Real Estate – During the year ended January 31, 2002, the Company recorded a Provision for Decline in Real Estate totaling $8,783,000. The provision represents the adjustment to fair market value of land held by the Commercial and Residential Groups.

The Provision for Decline in Real Estate of $1,231,000 for the year ended January 31, 2001 represents the write-down to estimated fair value, less cost to sell, of *Canton Centre Mall.*

During the year ended January 31, 2000, the Company recorded a Provision for Decline in Real Estate of $5,062,000 related to the write-down to estimated net realizable value of the Land Development Group's investment in *Granite Development Partners L.P.* (*Granite*). The Company, at that time, owned a 43.75% interest in *Granite* as the result of a capital contribution of land, which was classified as Investments in and Advances to Real Estate Affiliates on the Company's Consolidated Balance Sheets. *Granite* owns an interest in several raw land developments held for resale, the most significant of which is a one-third interest in *Seven Hills* in Henderson, Nevada. The revised projection of costs to complete the project indicated that the Company may not recover its capital investment in *Granite.*

Extraordinary Items – During the year ended January 31, 2002, the Company recorded an extraordinary loss, net of tax, of $233,000 ($386,000 pre-tax) representing the impact of early extinguishment of nonrecourse debt. This extraordinary loss is comprised of an extraordinary gain, net of tax, of $637,000 ($1,054,000 pre-tax) related to the *Enclave*, a residential property located in San Jose, California and an extraordinary loss, net of tax, of $870,000 ($1,440,000 pre-tax) related to *Mount Vernon,* a residential property located in Alexandria, Virginia.

There were no extraordinary items during the year ended January 31, 2001. The extraordinary gain, net of tax, of $272,000 ($450,000 pre-tax) for the year ended January 31, 2000 represents extinguishment of nonrecourse debt related to *Plaza at Robinson Town Center* in Pittsburgh, Pennsylvania.

	Quarter Ended			
	Jan. 31, 2002	**Oct. 31, 2001**	**July 31, 2001**	**Apr. 30, 2001**
	(in thousands, except per share data)			
Revenues	**$ 251,963**	**$ 232,661**	**$ 230,263**	**$ 191,683**
Earnings before income taxes	**$ 9,941**	**$ 107,849**	**$ 26,090**	**$ 16,077**
Earnings before extraordinary loss and cumulative effect of change in accounting principle(1)	**$ 12,747**	**$ 66,598**	**$ 15,472**	**$ 9,647**
Net earnings	**$ 12,747**	**$ 65,728**	**$ 15,472**	**$ 9,082**
Basic earnings per common share				
Earnings before extraordinary loss and cumulative effect of change in accounting principle(1)(2)(4)	**$ .26**	**$ 1.42**	**$ .34**	**$ .21**
Net earnings(4)	**$ .26**	**$ 1.40**	**$ .34**	**$ .20**
Diluted earnings per common share				
Earnings before extraordinary loss and cumulative effect of change in accounting principle(1)(2)(4)	**$ .25**	**$ 1.40**	**$ .34**	**$ .21**
Net earnings(4)	**$ .25**	**$ 1.38**	**$ .34**	**$ .20**
Quarterly dividends declared per common share(3)(4)				
Class A and Class B	**$ .0500**	**$ .0500**	**$ .0467**	**$ .0400**
Market price range of common stock(4)				
Class A				
High	**$ 41.00**	**$ 35.80**	**$ 36.67**	**$ 30.83**
Low	**$ 31.92**	**$ 31.53**	**$ 28.83**	**$ 27.27**
Class B				
High	**$ 40.75**	**$ 35.33**	**$ 36.14**	**$ 30.72**
Low	**$ 32.00**	**$ 31.80**	**$ 29.07**	**$ 27.83**

	Quarter Ended			
	Jan. 31, 2001	Oct. 31, 2000	July 31, 2000	Apr. 30, 2000
	(in thousands, except per share data)			
Revenues	$ 226,129	$ 211,526	$ 190,263	$ 166,867
Earnings before income taxes	$ 9,446	$ 21,927	$ 41,703	$ 44,272
Earnings before extraordinary loss and cumulative effect of change in accounting principle	$ 4,176	$ 13,079	$ 46,833	$ 27,549
Net earnings	$ 4,176	$ 13,079	$ 46,833	$ 27,549
Basic earnings per common share				
Earnings before extraordinary loss and cumulative effect of change in accounting principle(2)(4)	$ .09	$ .29	$ 1.04	$ .61
Net earnings(4)	$ .09	$ .29	$ 1.04	$ .61
Diluted earnings per common share				
Earnings before extraordinary loss and cumulative effect of change in accounting principle(2)(4)	$ .09	$ .29	$ 1.03	$ .61
Net earnings(4)	$ .09	$ .29	$ 1.03	$ .61
Quarterly dividends declared per common share(3)(4)				
Class A and Class B	$ .0400	$ .0400	$ .0400	$ .0333
Market price range of common stock(4)				
Class A				
High	$ 27.88	$ 24.70	$ 24.54	$ 20.26
Low	$ 24.47	$ 22.34	$ 18.67	$ 16.46
Class B				
High	$ 28.20	$ 25.54	$ 24.84	$ 23.88
Low	$ 24.70	$ 23.60	$ 19.84	$ 20.26

Both classes of common stock are traded on the New York Stock Exchange under the symbols FCEA and FCEB. As of March 1, 2002, the number of registered holders of Class A and Class B common stock were 753 and 572, respectively.

(1) Excludes the extraordinary loss, net of tax of $(233) ($.00 basic and diluted per share) and cumulative effect of change in accounting principle, net of tax of $(1,202)($.03 basic and diluted per share) for the year ended January 31, 2002. These items are explained in Note T and Note A, respectively, in the Notes to Consolidated Financial Statements.
(2) The sum of quarterly earnings per share may not equal annual earnings per share due to the weighting of stock and option activity during the year.
(3) Future dividends will depend upon such factors as earnings, capital requirements and financial condition of the Company. Retained earnings of $12,529 was available for payment of dividends as of January 31, 2002, under the restrictions contained in the revolving credit agreement with a group of banks.
(4) Adjusted for three-for-two split of Class A and Class B Common Stock effective November 14, 2001.

CORPORATE DESCRIPTION

The Company principally engages in the ownership, development, acquisition and management of commercial and residential real estate throughout the United States. The Company consists of four Strategic Business Units. The Commercial Group, the Company's largest business unit, owns, develops, acquires and operates regional malls, specialty/urban retail centers, office buildings, hotels and mixed-use projects. New York City operations through the Company's partnership with Forest City Ratner Companies are part of the Commercial Group. The Residential Group owns, develops, acquires, leases and manages residential rental property, including mature middle-market apartments in urban and suburban locations, adaptive re-use developments in urban locations and supported-living facilities. Real Estate Groups are the combined Commercial and Residential Groups. The Land Development Group acquires and sells both land and developed lots to residential, commercial and industrial customers. It also owns and develops land into master-planned communities and mixed-use projects. The Lumber Trading Group, a wholesaler, sells lumber to customers in all 50 states and Canadian provinces. The Company has more than $4.4 billion of assets in 19 states and Washington, D.C. The Company's targeted markets included Boston, Denver, Los Angeles, New York, Philadelphia, Richmond, San Francisco and Washington, D.C. The Company is headquartered in Cleveland, Ohio.

CRITICAL ACCOUNTING POLICIES

The consolidated financial statements of the Company include accounts of the Company and subsidiaries where the Company has financial or operational control. The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the Company to make estimates and assumptions in certain circumstances that affect amounts reported in the accompanying consolidated financial statements and related notes. In preparing these financial statements, the Company has made its best estimates and judgments of certain amounts included in the financial statements, giving due consideration to materiality. The application of these accounting policies involves the exercise of judgment and use of assumptions as to future uncertainties and, as a result, actual results could differ from these estimates.

Recognition of Revenue

Real Estate Sales – The Company follows the provisions of Statement of Financial Accounting Standards No. 66, "Accounting for Sales of Real Estate" for reporting the disposition of operating properties and land held for development or sale.

Leasing Operations – The Company enters into leases with tenants in its rental properties. The lease terms of tenants occupying space in the retail centers and office buildings range from 1 to 25 years, excluding leases with anchor tenants which typically run longer. Minimum rents are recognized on a straight-line basis over the term of the related lease. Overage rents are recognized as revenue when tenants' sales exceed contractual amounts. Recoveries from tenants for taxes, insurance and other commercial property operating expenses are recognized as revenues in the period the applicable costs are incurred.

Investments in Unconsolidated Entities – The Company accounts for its investments in unconsolidated entities (included in Investments in and Advances to Real Estate Affiliates on the Consolidated Balance Sheets) using the equity method of accounting whereby the cost of an investment is adjusted for the Company's share of income or loss from the date of acquisition, and reduced by distributions received. The income or loss for each unconsolidated entity is allocated in accordance with the provisions of the applicable operating agreements. The allocation provisions in these agreements may differ from the ownership interest held by each investor. Differences between the Company's carrying value of its investment in the unconsolidated entities and the Company's underlying equity of such unconsolidated entities are amortized over the respective lives of the underlying assets or liabilities, as applicable.

Lumber Brokerage – The Lumber Trading Group sells to a large number of customers across many regions of North America. The Company fills customer orders either through the simultaneous purchase of products from various third parties with delivery directly to the customer, or from relieving its existing short-term inventory position of previously purchased lumber products. Revenue is recorded when title to the goods transfers to the customers. The Company reports the gross margin on these sales as revenues in its Consolidated Statements of Earnings.

Construction – Revenue and profit on long-term fixed-price contracts are recorded using the percentage-of-completion method. On reimbursable cost-plus fee contracts, revenues are recorded in the amount of the accrued reimbursable costs plus proportionate fees at the time the costs are incurred.

Recognition of Costs and Expenses

Operating expenses primarily represent the recognition of operating costs, administrative expenses and taxes other than income taxes. Interest expense and real estate taxes during development and construction are capitalized as part of the project cost. The Company provides an allowance for doubtful accounts against the portion of accounts or notes receivable that is estimated to be uncollectible. Such allowances are reviewed and updated quarterly for changes in expected collectibility. Depreciation is generally computed using the straight-line method over the estimated useful life of the asset. The estimated useful lives of buildings are primarily 50 years.

Major improvements and tenant improvements are capitalized and expensed through depreciation charges. Repairs, maintenance and minor improvements are expensed as incurred. Costs and accumulated depreciation applicable to assets retired or sold are eliminated from the respective accounts and any resulting gains or losses are reported in the Consolidated Statement of Earnings.

The Company reviews its properties to determine if its carrying costs will be recovered from future operating cash flows whenever events or changes indicate that recoverability of long-lived assets may not be assured. In cases where the Company does not expect to recover its carrying costs, an impairment loss is recorded as a provision for decline in real estate.

Investments in Partnerships

As is customary within the real estate industry, the Company invests in certain real estate projects through partnerships. The Company provides funding for certain of its partners' equity contributions. Such advances are interest bearing and are included in "Investments in and Advances to Real Estate Affiliates" in the Company's Consolidated Balance Sheets.

The most significant partnership for which the Company provides funding relates to Forest City Ratner Companies representing the Commercial Group's New York City operations. The Company's partner is the President and Chief Executive Officer of Forest City Ratner Companies and is the first cousin to four executive officers of the Company. Of the amounts included in Investments in and Advances to Real Estate Affiliates at January 31, 2002 and 2001, $81,970,000 and $75,942,000, respectively, represents amounts advanced for this partner. These advances entitle the Company to a preferred return payable from cash flows of each respective property.

RESULTS OF OPERATIONS

The Company reports its results of operations by each of its four strategic business units as it believes it provides the most meaningful understanding of the Company's financial performance.

The Company uses an additional measure, along with net earnings, to report its operating results. This measure, Earnings Before Depreciation, Amortization and Deferred Taxes ("EBDT"), is not a measure of operating results or cash flows from operations as defined by generally accepted accounting principles and may not be directly comparable to similarly-titled measures reported by other companies. The Company believes that EBDT provides additional information about its operations and, along with net earnings, is necessary to understand its operating results. The Company's view is that EBDT is an indicator of the Company's ability to generate cash flow to meet its funding requirements. EBDT is defined and discussed in detail under "Results of Operations - EBDT."

The Company's EBDT for 2001 grew by 13.6% to $167,970,000 from $147,809,000. The increase in EBDT is primarily attributable to the opening or acquisition of 12 properties, the full year impact in 2001 of the 17 property additions in 2000, the increase in land sales in the Denver *Stapleton* and Chicago *Central Station* projects and the reversal of previously fully reserved notes receivable.

The major components of EBDT are Revenues, Operating Expenses and Interest Expense, each of which is discussed below. Net Operating Income ("NOI") is defined as Revenues less Operating Expenses. See the information in the table "Three Year Summary of Earnings before Depreciation, Amortization and Deferred Taxes" at the end of this Management's Discussion and Analysis of Financial Condition and Results of Operations. This table presents amounts for both full consolidation and pro-rata consolidation, providing a reconciliation of the difference between the two methods, as well as a reconciliation from EBDT to net earnings. Under the pro-rata consolidation method, the Company presents its partnership investments proportionate to its share of ownership for each line item of its consolidated financial statements. Under full consolidation, partnership assets and liabilities are reported as consolidated at 100 percent if deemed under the Company's control, or on the equity method of accounting if the Company does not have control.

Net Operating Income from Real Estate Groups – Management analyzes property NOI using the pro-rata consolidation method. NOI from the combined Commercial Group and Residential Group ("Real Estate Groups") for 2001 was $334,787,000 compared to $339,321,000 in 2000, a 1.3% decrease. Comparable NOI for Real Estate Groups (NOI for properties in operation throughout both years) increased 2.5% excluding the hotel portfolio and was flat including the hotel portfolio from 2000 to 2001. The Company's comparable NOI increased 3.2% from 1999 to 2000. Including the expected NOI for the twelve months following stabilization for the properties that were opened, expanded or acquired in 2001, net of property disposals, NOI for Real Estate Groups would be approximately $384,000,000 for 2001.

Commercial Group

The following table presents the significant increases in revenues and operating expenses incurred by the Commercial Group for newly opened or acquired properties for 2001 compared to 2000 (dollars in thousands):

Property	Location	Quarter and Year Opened	Sq. Ft./ No. of Rooms	**Full Consolidation Revenues**	Pro-Rata Revenues	**Full Consolidation Operating Expenses**	Pro-Rata Operating Expenses
Retail Centers:							
Galleria at South Bay [(a)]	Redondo Beach, CA	Q3 - 2001	955,000	$ 5,917	$ 5,917	$ 2,958	$ 2,958
Queens Place	Queens, NY	Q3 - 2001	455,000	3,568	2,498	1,281	896
Mall at Robinson	Pittsburgh, PA	Q3 - 2001	856,000	242	2,294	N/A	1,307
Mall at Stonecrest	Atlanta, GA	Q3 - 2001	1,170,000	351	2,854	N/A	1,336
Battery Park City	Manhattan, NY	Q2 - 2000	166,000	1,281 [(b)]	896 [(b)]	2,545	1,781
Court Street	Brooklyn, NY	Q2 - 2000	103,000	1,498	1,049	779	545
Eastchester	Bronx, NY	Q2 - 2000	63,000	1,062	743	345	241
Forest Avenue	Staten Island, NY	Q2 - 2000	70,000	258	181	841	589
Office Building:							
65/80 Landsdowne	Cambridge, MA	Q3 - 2001	122,000	3,345	3,345	594	594
Hotels:							
Embassy Suites	Manhattan, NY	Q2 - 2000	463	8,711 [(c)]	4,391 [(c)]	9,314	4,694
Hilton Times Square	Manhattan, NY	Q2 - 2000	444	9,691	5,427	11,503	6,442
Total				**$ 35,924**	**$ 29,595**	**$ 30,160**	**$ 21.383**

N/A – not applicable – property recorded under equity method of accounting.
(a) Acquired property.
(b) Property temporarily closed September 11, 2001. Amounts include $1,036 and $725 of business interruption insurance proceeds under full and pro-rata consolidation, respectively.
(c) Property temporarily closed September 11, 2001. Amounts include $7,031 and $3,544 of business interruption insurance proceeds under full and pro-rata consolidation, respectively.

The following table presents the significant increases in revenues and operating expenses reported by the Commercial Group for newly-opened or acquired properties for 2000 compared to 1999 (dollars in thousands):

Property	Location	Quarter and Year Opened	Sq. Ft./ No. of Rooms	**Full Consolidation Revenues**	Pro-Rata Revenues	**Full Consolidation Operating Expenses**	Pro-Rata Operating Expenses
Retail Centers:							
Promenade in Temecula	Temecula, CA	Q3 -1999	1,040,000	$ 8,237	$ 5,983	$ 4,388	$ 3,291
Kaufman Studios	Queens, NY	Q3 -1999	84,000	1,912	1,338	305	214
42nd Street	Manhattan, NY	Q3 -1999	305,000	11,032	7,722	3,906	2,734
Columbia Park Center	North Bergen, NJ	Q3 -1999	347,000	8,502	4,463	1,479	776
Battery Park City	Manhattan, NY	Q2 -2000	166,000	3,980	2,786	824	576
Court Street	Brooklyn, NY	Q2 -2000	103,000	2,297	1,608	753	527
Eastchester	Bronx, NY	Q2 -2000	63,000	1,007	705	547	383
Forest Avenue	Staten Island, NY	Q2 -2000	70,000	1,451	1,016	522	365
Office Building:							
45/75 Sidney	Cambridge, MA	Q1 -1999	277,000	3,306	3,306	1,615	1,615
Hotels:							
Embassy Suites	Manhattan, NY	Q2 -2000	463	20,716	10,441	14,578	7,347
Hilton Times Square	Manhattan, NY	Q2 -2000	444	24,783	13,879	16,991	9,515
Total				**$ 87,223**	**$ 53,247**	**$ 45,908**	**$ 27,343**

Revenues – Revenues for the Commercial Group increased by $24,659,000 or 4.6% in 2001 compared to 2000 under full consolidation and $24,741,000 or 4.9% under the pro-rata consolidation method. These increases are primarily the result of opening new properties as noted in the table above. In addition, *Twelve MetroTech Center* construction fees resulted in an increase in net revenue of $7,479,000 and $4,488,000 under full consolidation and pro-rata consolidation, respectively. In the second quarter of 2001, the Company broke ground on *Twelve MetroTech Center* in Brooklyn, New York and, when complete in 2005, this building will have 32 stories totaling over 1,100,000 square feet owned in condominium by the Company and the City of New York. Net revenues also increased as a result of a retail lease termination fee at *Atlantic Center* in Brooklyn, New York of $3,500,000 and $2,625,000 under full and pro-rata consolidation, respectively, and from increased rental income under both full and pro-rata consolidation of: $2,481,000 from *Knight Ridder Building at Fairmont Plaza*, an office building in San Jose; $1,138,000 from

45/75 Sidney and $751,000 from the *Richards Building*, both located in *University Park at MIT* in Cambridge, Massachusetts. Additionally, revenues increased by $7,950,000 for both full and pro-rata consolidation as the result of the sale of a non-operating property at *Ballston Common Mall* in Arlington, Virginia and the sale of a participating interest in a regional mall. These increases were partially offset by decreases of $15,401,000 under full consolidation and $5,673,000 under pro-rata consolidation as a result of commercial land sales in 2000 that did not recur in 2001 as well as decreases in the Company's hotel portfolio primarily as a result of the overall decline in the travel industry. Excluding the increase for the two New York City hotels in the table above, the Company's remaining hotel portfolio revenues decreased during 2001 by $8,995,000 under full consolidation and $9,903,000 under pro-rata consolidation. Additional decreases resulted from the dispositions in 2000 of three specialty retail centers, *Tucson Place, Canton Centre Mall* and *Gallery at Metrotech* and the disposition in 2001 of *Tucson Mall* totaling $21,056,000 and $13,408,000 for full consolidation and pro-rata, respectively. The balance of the remaining increase in revenues in the Commercial Group of approximately $10,900,000 under full consolidation and $4,700,000 under pro-rata was generally due to improvements in operations and increase in rental income at mature office properties.

Revenues for the Commercial Group increased by $105,598,000 or 24.5% in 2000 compared to 1999 under full consolidation and $66,538,000 or 15.0% under the pro-rata consolidation method. These increases are primarily the result of openings of new properties as noted in the table above. Additionally, revenues increased as a result of commercial land sales of $3,445,000 under full consolidation, but decreased by $2,040,000 under pro-rata consolidation. Improved operations at *Pavilion* increased revenues $4,910,000 and $4,884,000 under full consolidation and pro-rata consolidation, respectively, *One Pierrepont Plaza* in Brooklyn, New York increased revenues $3,679,000 and $3,127,000 for full consolidation and pro-rata consolidation, respectively and the expansion and sale of airrights at *Ballston Common Mall* $5,366,000 for both full and pro-rata consolidation. Under full consolidation, increased equity in earnings of unconsolidated entities of $3,567,000 also increased revenues. These increases were offset by dispositions in 2000 of *Tucson Place* of $1,918,000 for full and pro-rata consolidation and in 2001, *Rolling Acres Mall* which resulted in a decrease in revenue of $4,877,000 and $3,902,000 under full and pro-rata consolidation, respectively. The balance of the increase in revenues in the Commercial Group of approximately $4,200,000 under full consolidation and $7,800,000 under pro-rata consolidation was generally due to improved operations at mature properties.

Operating and Interest Expenses – Operating expenses for the Commercial Group increased $52,423,000 or 19.9% in 2001 compared to 2000 under full consolidation and $47,063,000 or 17.9% under pro-rata consolidation. The increase in operating expenses was attributable primarily to costs associated with the opening and acquisition of new properties as noted in the table above and an increase in development project write-offs. Due to the challenging economic conditions in 2001, the Company chose to withdraw from certain projects in New York City and increased development project write-offs by $14,348,000 and $11,880,000 over the prior year under full and pro-rata consolidation, respectively. The risk-adjusted returns of the projects that were written off had deteriorated when compared to other projects in the development program and, by exiting these projects, the Company moved forward on new development opportunities having a more favorable anticipated return. Additional costs of $4,300,000 under both full and pro-rata consolidation were incurred in 2001 in connection with the sale of a non-operating property and participating interest in a regional mall. Higher occupancy and utility charges in 2001 compared to 2000 increased combined operating expenses of $7,211,000 and $6,048,000 under full consolidation and pro-rata consolidation, respectively, at *One Pierrepont Plaza* and *42nd Street* retail center, both located in Manhattan, New York, *Knight Ridder Building at Fairmont Plaza* and *45/75 Sidney*. Operating costs increased by $1,566,000 and $822,000 due to the Company taking over operations of the theater in 2001 at *Columbia Park Center*, an urban retail center in North Bergen, New Jersey. These increases were partially offset by $12,479,000 under full consolidation and $9,463,000 under pro-rata consolidation relating to reduced expenses from the 2000 dispositions of *Tucson Place, Canton Centre Mall* and *Gallery at Metrotech*. Operating expenses also decreased by $2,661,000 and $3,640,000 under full and pro-rata consolidation, respectively, at the Company's hotel properties excluding those listed in the table above due to a decrease in occupancy. Additionally, expenses decreased as a result of lower costs of commercial land sales in 2001 compared to 2000 under full consolidation of $4,742,000, but increased by $1,458,000 under pro-rata consolidation primarily from the outlot sales at two commercial malls. The balance of the change in operating expenses of $14,700,000 under full consolidation and $14,200,000 under pro-rata consolidation was generally due to fluctuations in operating costs at mature properties, including insurance.

Interest expense for the Commercial Group increased by $3,428,000 or 2.9% in 2001 compared to 2000 under the full consolidation method. The increase under full consolidation is primarily attributable to the net increase in interest expense from the opening and acquisition of new properties in 2000 and 2001 and expansion of existing properties greater than the decrease in interest expense from asset dispositions during 2000 and 2001. Interest expense under the pro-rata consolidation method decreased by $1,172,000 or 1.0% in 2001 compared to 2000. The decrease under pro-rata consolidation is also due to lower interest rates on existing properties in addition to the decrease in interest expense from asset dispositions during 2000 and 2001 partially offset by the increase in interest expense from the opening and acquisition of new properties and expansion of existing properties in 2000 and 2001.

During 2000, operating expenses for the Commercial Group increased by $51,255,000 or 24.5% compared to 1999 under full consolidation and by $32,066,000 or 13.9% under the pro-rata consolidation. These increases are primarily the result of openings of new properties as noted in the table above and increase in expenses at *One Pierrepont Plaza* by $2,847,000 and $2,420,000 for full consolidation and pro-rata consolidation, respectively. As a result of land sales, costs associated with commercial land sales increased by $533,000 under full consolidation, but decreased by $1,900,000 under pro-rata consolidation. These increases were offset by dispositions in 2000 of *Tucson Place* and *Rolling Acres Mall*, which resulted in a decrease in expenses of $3,424,000 and $3,032,000 under full and pro-rata consolidation, respectively. The balance of the change in operating expenses was generally due to fluctuations in operating costs at mature properties. Interest expense increased by $31,251,000 or 35.6% in 2000 compared to 1999 under the full consolidation method and by $20,735,000 or 22.0% under the pro-rata consolidation method. The increase in interest expense is primarily attributable to the 1999 and 2000 additions to the Commercial Group portfolio.

Residential Group

The following table presents the significant increases (decreases) in revenues and operating expenses incurred by the Residential Group for newly opened or acquired properties for 2001 compared to 2000 (dollars in thousands):

Property	Location	Quarter and Year Opened	No. of Units	**Full Consolidation Revenues**	Pro-Rata Revenues	**Full Consolidation Operating Expenses**	Pro-Rata Operating Expenses
Consolidated							
Mount Vernon Square [(a)]	Alexandria, VA	Q2-2000	1,387	$ 6,759	$ 6,625	$ 2,240	$ 2,198
Forest Trace [(a)]	Lauderhill, FL	Q3-2000	324	6,763	6,763	4,030	4,030
Chestnut Grove	Plainview, NY	Q3-2000	79	2,609	2,087	2,031	1,625
Westfield Court [(a)]	Stamford, CT	Q4-2000	167	6,226	4,980	4,624	3,699
Pine Cove	Bayshore, NY	Q3-2001	85	617	494	723	578
Stony Brook Court [(a)]	Darien, CT	Q3-2001	86	678	543	452	362
Unconsolidated							
Classic Residence By Hyatt	Yonkers, NY	Q3-2000	310	1,302	1,560	N/A	1,402
Mayfair at Great Neck [(a)]	Great Neck, NY	Q3-2000	144	(98)	1,542	N/A	1,198
Mayfair at Glen Cove [(a)]	Long Island, NY	Q3-2000	79	(425)	879	N/A	462
Lofts at 1835 Arch	Philadelphia, PA	Q1-2001	191	(638)	(638)	N/A [(s)]	N/A [(s)]
Arbor Glen	Twinsburg, OH	Q2-2001	96 [(b)]	208	118	N/A	137
Parkwood Village	Brunswick,OH	Q2-2001	96 [(b)]	100	107	N/A	77
Settler's Landing	Streetsboro, OH	Q3-2000	152 [(b)]	(27)	456	N/A	178
Willow Court	Forest Hills, NY	Q3-2001	84	346	42	N/A	249
Total				**$ 24,420**	**$ 25,558**	**$ 14,100**	**$ 16,195**

N/A – not applicable – property recorded under equity method of accounting.
N/A (s) – not applicable – syndicated residential property accounted for on the equity method under both pro-rata and full consolidation.
(a) Acquired property.
(b) Phased projects. Represents completed units at January 31, 2002.

The following table presents the significant increases in revenues and operating expenses incurred by the Residential Group for newly opened or acquired properties for 2000 compared to 1999 (dollars in thousands):

Property	Location	Quarter and Year Opened	No. of Units	**Full Consolidation Revenues**	Pro-Rata Revenues	**Full Consolidation Operating Expenses**	Pro-Rata Operating Expenses
Consolidated							
Mount Vernon Square [(a)]	Alexandria, VA	Q2-2000	1,387	$ 15,222	$ 8,510	$ 5,186	$ 3,211
Forest Trace [(a)]	Lauderhill, FL	Q3-2000	324	6,006	6,006	3,272	3,272
Chestnut Grove	Plainview, NY	Q3-2000	79	1,173	938	986	789
Burton Place [(a)]	Southfield, MI	Q2-2000	200	995	895	1,924	1,731
Unconsolidated							
Classic Residence By Hyatt	Yonkers, NY	Q3-2000	310	1,488	475	N/A	1,244
Mayfair at Great Neck [(a)]	Great Neck, NY	Q3-2000	144	367	866	N/A	739
Mayfair at Glen Cove [(a)]	Long Island, NY	Q3-2000	79	155	579	N/A	359
Total				**$ 25,406**	**$ 18,269**	**$ 11,368**	**$ 11,345**

N/A – not applicable – property recorded under equity method of accounting.
(a) Acquired property.

Revenues – Revenues for the Residential Group increased by $42,857,000 or 32.0% in 2001 compared to 2000 under full consolidation. Under pro-rata consolidation, revenues for the Residential Group increased by $52,805,000 or 31.5% in 2001 compared to 2000. These increases were primarily the result of the acquisitions made and properties opened as noted in the table above and an increase of $24,620,000 under both pro-rata and full consolidation for reversal of reserves for notes receivable and related accrued interest in the syndicated property portfolio. During 2001, the Company completed a series of events that led to the reversal of these reserves. The first of these was the modification or expiration of the Government contracts that now allow for market rate apartment rentals, which provide a significant increase in expected future cash flows. This, in turn, increased the appraised values of these properties. As a result, the Company determined that the collection of a portion of these notes receivable and related accrued interest is now probable. Additionally, there was an increase in investment earnings from *The Grand* ($1,199,000), a 546-unit luxury high-rise community in North Bethesda, Maryland. These increases are offset by the dispositions of properties under both full consolidation and pro-rata of *Studio Colony* ($1,122,000), a 450-unit apartment complex in Los Angeles, California, in the first quarter of 2000 and *Palm Villas* ($1,305,000), a 350-unit apartment complex in Henderson, Nevada, in the third quarter of 2001. The remaining increase in revenue was generally due to overall improved results of mature properties.

Revenues for the Residential Group increased by $11,695,000 or 9.6% in 2000 compared to 1999 under full consolidation. Under pro-rata consolidation, revenues for the Residential Group increased by $8,609,000 or 5.4% in 2000 compared to 1999. These increases were primarily the result of the acquisitions made and properties opened as noted in the table above. Additionally, increases in revenue under both full consolidation and pro-rata were attributable to the lease-up of *Colony Woods* ($678,000), an adaptive re-use 396-unit project in Bellevue, Washington and the reversal of reserves of notes receivable and accrued interest in the syndicated housing property portfolio ($2,057,000). The acquisition of an additional 49% interest in *Providence at Palm Harbor*, a 236-unit apartment community in Tampa, Florida increased full consolidation revenue ($281,000) and pro-rata revenue ($1,169,000). These increases were partially offset under both full consolidation and pro-rata by the dispositions of *Studio Colony* ($5,025,000), *Highlands* ($3,961,000), a 556-unit apartment building in Grand Terrace, California and the *Toscana* litigation settlement proceeds ($4,500,000) received in 1999 which did not recur.

Operating and Interest Expenses – Operating expenses for the Residential Group increased by $32,118,000 or 66.8% in 2001 compared to 2000 under full consolidation. Under pro-rata consolidation, operating expenses for the Residential Group increased by $35,017,000 or 47.1% in 2001 compared to 2000. These increases in operating expenses under both full consolidation and pro-rata were primarily due to the reduction in the reserve for the collection of a note receivable in 2000 from *Millender Center* ($10,775,000) that did not recur in 2001. Operating expenses also increased due to the write-off in 2001 of abandoned development projects under full consolidation ($12,787,000) and pro-rata ($10,504,000), primarily in New York City and Northern California. Additionally, increases from acquisitions made and properties opened during fiscal 2000 and 2001 are noted in the table above. The balances of the increases were generally due to increased operating costs of mature properties. Interest expense decreased by $72,000 or 0.3% in 2001 compared to 2000 under the full consolidation method. Under the pro-rata consolidation method, interest expense increased by $7,548,000 or 23.2% in 2001 compared to 2000. The increase in interest expense is the result of acquisitions and openings of new properties.

Operating expenses for the Residential Group decreased by $1,950,000 or 3.9% in 2000 compared to 1999 under full consolidation. Under pro-rata consolidation, operating expenses for the Residential Group increased by $281,000 or .4% in 2000 compared to 1999. These variances in operating expenses were primarily due to acquisitions made and properties opened during fiscal 1999 and 2000 as noted in the table above. Additionally, for both full consolidation and pro-rata, expenses decreased due to the dispositions of *Studio Colony* ($1,937,000) and *Highlands* ($1,745,000) and a reduction in the reserve for the collection of a note receivable in 2000 from *Millender Center* ($10,775,000). Under pro-rata consolidation, operating expenses also increased for the write-off of development project costs ($2,658,000).

Interest expense increased by $10,144,000 or 75.6% in 2000 compared to 1999 under the full consolidation method. Under the pro-rata consolidation method, interest expense increased by $6,087,000 or 23.0% in 2000 compared to 1999. The increase in interest expense is the result of property acquisitions and openings of new properties partially offset by property dispositions.

Land Development Group

Revenues – Sales of land and related gross margins vary from period to period depending on management's decisions regarding the disposition of significant land holdings. Revenues for the Land Development Group increased by $36,426,000 under the full consolidation method and by $18,326,000 under pro-rata consolidation in 2001 compared to 2000. These increases are primarily the result of combined increases in land sales of $45,674,000 for full consolidation and $42,748,000 for pro-rata consolidation compared to the prior year at four major land developments: *Stapleton* in Denver, Colorado, *Central Station* in Chicago, Illinois and *Waterbury* and *Avalon* in North Ridgeville, Ohio. These increases were reduced by decreases in revenues of $4,741,000 at *Westwood Lakes* in Tampa, Florida for both full and pro-rata consolidation.

In addition, full consolidation revenues increased at *Greens at Birkdale Village* in Huntersville, North Carolina by $2,640,000. The net increase in full consolidation revenues was partially offset by decreases in revenues from certain other projects, primarily *Old Stone Crossing at Caldwell Creek* in Charlotte, North Carolina ($3,573,000) and *Aberdeen* in Highland Heights, Ohio ($2,465,000).

The increases in pro-rata consolidation revenues were also partially offset by decreases in revenues from certain land development projects in 2001 compared to 2000, primarily *Seven Hills* in Henderson, Nevada ($4,203,000), *Aberdeen* ($3,099,000), *Old Stone Crossing at Caldwell Creek* ($3,072,000), *Canterberry Crossing* in Parker, Colorado ($2,428,000), *Thornbury* in Solon, Ohio ($2,103,000) and *Silver Lakes* in Fort Lauderdale, Florida ($1,180,000).

Revenues for the Land Development Group increased by $11,084,000 under the full consolidation method and by $23,300,000 under pro-rata consolidation in 2000 compared to 1999. These increases under full consolidation are primarily the result of an increase in land sales at *Seven Hills* ($9,819,000), *Old Stone Crossing at Caldwell Creek* ($3,573,000) and *Canterberry Crossing* ($814,000), partially offset by decreases in land sales due to the 1999 completion of *Silver Lakes* in Fort Lauderdale, Florida ($4,277,000). The increase in revenues under pro-rata consolidation was the result of increased land sales at *Seven Hills* ($6,306,000), *Central Station* ($4,726,000), *Old Stone Crossing at Caldwell Creek* ($4,946,000) and *Canterberry Crossing* ($2,147,000). In addition, 2000 revenues increased due to the 1999 reversal of interest income of $4,001,000 that did not recur in 2000, relating to *Granite Development Partners, L.P.*

Operating and Interest Expenses – The fluctuation in Land Development Group operating expenses primarily reflects costs associated with land sales volume in each period. Operating expenses increased by $8,247,000 in 2001 compared to 2000 under the full consolidation method and decreased by $8,544,000 in 2001 compared to 2000 under pro-rata consolidation.

Operating expenses increased under full consolidation in 2001 compared to 2000 primarily from increased combined expenses of $16,443,000 at full consolidation and $14,369,000 at pro-rata consolidation at four major land development projects: *Stapleton, Central Station, Waterbury* and *Avalon.* These increases were partially offset by decreases in expenses of $4,155,000 as the result of decreases in land sales volume at *Westwood Lakes* for both full and pro-rata consolidation.

Other land projects with decreases in operating expenses under full consolidation were *Old Stone Crossing at Caldwell Creek* ($2,273,000) and *Aberdeen* ($1,237,000). Under pro-rata consolidation, additional operating expense decreased as a result of decreased land sales volume at *Seven Hills* ($8,127,000), *Silver Lakes* ($2,940,000), *Old Stone Crossing at Caldwell Creek* ($1,251,000), *Aberdeen* ($1,738,000), *Canterberry Crossing* ($1,816,000) and *Thornbury* ($1,578,000).

Operating expenses increased by $7,717,000 under the full consolidation method and $17,293,000 under pro-rata consolidation in 2000 compared to 1999. Under both full and pro-rata consolidation, the 1999 reduction of certain valuation allowances in Land Development Group of $4,729,000 did not recur in 2000. Additionally, the increase is primarily the result of an increase in combined costs relating to a higher volume of land sales for *Central Station* and *Old Stone Crossing at Caldwell Creek* of $3,403,000 for full consolidation and $9,432,000 for pro-rata consolidation. Also, under pro-rata consolidation, operating expenses increased for *Thornbury* ($1,467,000) and *Canterberry Crossing* ($1,228,000).

Interest expense decreased by $1,341,000 and $891,000 in 2001 compared to 2000 under the pro-rata and full consolidation methods, respectively. Interest expense decreased by $2,644,000 and $5,244,000 in 2000 compared to 1999 under the pro-rata and full consolidation methods, respectively. Interest expense varies from year to year depending on the level of interest-bearing debt within the Land Development Group.

Lumber Trading Group

Revenues – Revenues for the Lumber Trading Group increased by $10,301,000 in 2001 compared to 2000. The increase was primarily due to an increase in lumber trading margins in 2001 compared to 2000. The increase in lumber trading margins in 2001 results from improved market conditions for portions of the year including the spring when lumber prices increased significantly.

Revenues for the Lumber Trading Group decreased by $43,930,000 in 2000 compared to 1999. The decrease was due primarily to lower volume and trading margins caused by a significant decline in lumber prices due to overproduction and moderate reductions of demand in the market.

Operating and Interest Expenses – Operating expenses for the Lumber Trading Group increased by $8,569,000 in 2001 compared to 2000. This increase is primarily due to increased variable expenses, principally traders' commissions, due to increased lumber trading margins compared to 2000. Interest expense decreased $2,453,000 in 2001 compared to 2000 due to a reduction in both the amount of borrowing levels and interest rates.

Operating expenses for the Lumber Trading Group decreased by $33,277,000 in 2000 compared to 1999. The decrease reflected lower variable expenses due to decreased volume and trading margins. Interest expense increased $296,000 in 2000 compared to 1999.

Corporate Activities

Revenues – Corporate Activities' revenues increased $87,000 in 2001 compared to 2000 and decreased $58,000 in 2000 compared to 1999. Corporate Activities' revenues consist primarily of interest income from investments and loans made by the Company and vary from year to year depending on interest rates and the amount of loans outstanding.

Operating and Interest Expenses – Operating expenses for Corporate Activities increased $6,307,000 in 2001 compared to 2000 and $673,000 in 2000 compared to 1999. Operating expenses for 2001 increased over 2000 primarily as the result of an increase in general insurance accruals and additional information technology costs. Interest expense decreased as a result of decreased borrowings and reduced variable interest rates, $3,976,000 in 2001 compared to 2000 and increased $6,231,000 in 2000 compared to 1999. Corporate Activities' interest expense consists primarily of interest expense on the 8.50% Senior Notes and the long-term credit facilities that has not been allocated to a strategic business unit (see "Financial Condition and Liquidity").

Other Transactions

Gain (Loss) on Disposition of Operating Properties and Other Investments - The following table summarizes the gain (loss) on disposition of operating properties and other investments by year.

Years Ended January 31,		Full Consolidation	Less Minority Interest	Plus Unconsolidated Investments at Pro-Rata	Pro-Rata Consolidation
			(in thousands)		
2002					
Tucson Mall*	Tucson, AZ	**$ 86,096**	**$ –**	**$ –**	**$ 86,096**
Palm Villas Apartments*	Henderson, NV	**7,259**	–	–	**7,259**
Bowling Green Mall*	Bowling Green, KY	**1,892**	–	–	**1,892**
Peppertree Apartments	College Station, TX	**1,682**	–	–	**1,682**
Whitehall Terrace Apartments*	Kent, OH	**1,105**	–	–	**1,105**
The Oaks Apartments	Bryan, TX	**(1,010)**	–	–	**(1,010)**
Chapel Hill Towers Apartments*	Akron, OH	–	–	**5,007**	**5,007**
Baymont Inn	Mayfield Hts., OH	–	–	**674**	**674**
Available-for-sale equity securities		**(5,586)**	–	–	**(5,586)**
Other		**(329)**	–	–	**(329)**
Total		**$ 91,109**	**$ –**	**$ 5,681**	**$ 96,790**
2001					
Studio Colony Apartments*	Los Angeles, CA	$ 25,726	$ –	$ –	$ 25,726
Tucson Place*	Tucson, AZ	8,734	–	–	8,734
Highlands Apartments	Grand Terrace, CA	599	–	–	599
Canton Centre Mall*	Canton, OH	(436)	–	–	(436)
Gallery at Metrotech	Brooklyn, NY	(6,868)	(250)	–	(6,618)
Available-for-sale equity securities		20,654	–	2,359	23,013
Total		$ 48,409	$ (250)	$ 2,359	$ 51,018
2000					
Rolling Acres Mall*	Akron, OH	$ 13,861	$ 2,738	$ –	$ 11,123
Other		–	–	(411)	(411)
Total		$ 13,861	$ 2,738	$ (411)	$ 10,712

* Sold in a tax-deferred exchange for a replacement property through an intermediary.

Provision for Decline in Real Estate – During the year ended January 31, 2002, the Company recorded a Provision for Decline in Real Estate totaling $8,783,000. The provision represents the adjustment to fair market value of land held by the Commercial and Residential Groups.

The Provision for Decline in Real Estate of $1,231,000 for the year ended January 31, 2001 represents the write-down to estimated fair value, less cost to sell, of *Canton Centre Mall.*

During the year ended January 31, 2000, the Company recorded a Provision for Decline in Real Estate of $5,062,000 related to the write-down to estimated net realizable value of the Land Development Group's investment in *Granite Development Partners L.P. (Granite).* The Company, at that time, owned a 43.75% interest in *Granite* as the result of a capital contribution of land, which was classified as Investments in and Advances to Real Estate Affiliates on the Company's Consolidated Balance Sheets. *Granite* owns an interest in several raw land developments held for resale, the most significant of which is a one-third interest in *Seven Hills* in Henderson, Nevada. The revised projection of costs to complete the project indicated that the Company may not recover its capital investment in *Granite.*

Extraordinary Items – During the year ended January 31, 2002, the Company recorded an extraordinary loss, net of tax, of $233,000 ($386,000 pre-tax) representing the impact of early extinguishment of nonrecourse debt. This extraordinary loss is comprised of an extraordinary gain, net of tax, of $637,000 ($1,054,000 pre-tax) related to the *Enclave,* a residential property located in San Jose, California and an extraordinary loss, net of tax, of $870,000 ($1,440,000 pre-tax) related to *Mount Vernon,* a residential property located in Alexandria, Virginia.

There were no extraordinary items during the year ended January 31, 2001. The extraordinary gain, net of tax, of $272,000 ($450,000 pre-tax) for the year ended January 31, 2000 represents extinguishment of nonrecourse debt related to *Plaza at Robinson Town Center* in Pittsburgh, Pennsylvania.

Income Taxes – Income tax expense totaled $63,487,000, $22,312,000 and $24,319,000 in 2001, 2000 and 1999, respectively. At January 31, 2002, the Company had a net operating loss carryforward for tax purposes of $21,649,000 (generated primarily from the impact of depreciation expense from real estate properties on the Company's net earnings) that will expire in the years ending January 31, 2011 through 2022, General Business Credit carryovers of $6,433,000 which will expire in the years ending January 31, 2004 through 2022 and Alternative Minimum Tax ("AMT") carryforward of $29,960,000 that is available until used to reduce Federal tax to the AMT amount. The Company's policy is to consider a variety of tax-saving strategies when evaluating its future tax position.

EBDT – Earnings Before Depreciation, Amortization and Deferred Taxes ("EBDT") is defined as net earnings excluding the following items: i) gain (loss) on disposition of operating properties and other investments (net of tax); ii) beginning in the year ended January 31, 2001, the adjustment to recognize rental revenues and rental expense using the straight-line method; iii) noncash charges from Forest City Rental Properties Corporation, a wholly-owned subsidiary of Forest City Enterprises, Inc., for depreciation, amortization and deferred income taxes; iv) provision for decline in real estate (net of tax); v) extraordinary items (net of tax); and vi) cumulative effect of change in accounting principle (net of tax). The Company excludes gain (loss) on the disposition of operating properties and other investments from EBDT because it develops and acquires properties for long-term investment, not short-term trading gains. As a result, the Company views dispositions of operating properties and other investments, other than commercial land and airrights or land held by the Land Development Group, as nonrecurring items. Extraordinary items are generally the result of early extinguishment and restructuring of nonrecourse debt obligations and are not considered to be a component of the Company's operating results. The adjustment to recognize rental revenues and rental expenses on the straight-line method is excluded because it is management's opinion that rental revenues and expenses should be recognized when due from the tenants or due to the landlord. The Company excludes depreciation and amortization expense related to real estate operations from EBDT because they are noncash items and the Company believes the values of its properties, in general, have appreciated, over time, in excess of their original cost. Deferred income taxes from real estate operations are excluded because they are noncash items. The provision for decline in real estate is excluded from EBDT because it is a noncash item that varies from year to year based on factors unrelated to the Company's overall financial performance. The Company's EBDT may not be directly comparable to similarly-titled measures reported by other companies.

FINANCIAL CONDITION AND LIQUIDITY

The Company believes that its sources of liquidity and capital are adequate to meet its funding obligations. The Company's principal sources of funds are cash provided by operations, the revolving credit facility and refinancings of existing properties. The Company's principal use of funds are the financing of development and acquisitions of real estate projects, capital expenditures for its existing portfolio and payments on nonrecourse mortgage debt on real estate.

Stock Offering – On September 28, 2001, the Company sold 3,900,000 shares of Class A common stock at an initial price of $32.23 per share (on a post split basis) and realized net proceeds, after offering costs, of $117,663,000. The proceeds were used to reduce borrowings under the revolving credit facility by $104,000,000 and to fund development projects.

Long-Term Credit Facilities – At January 31, 2002 and 2001, the Company had $54,000,000 and $189,500,000, respectively, outstanding under its $265,000,000 revolving credit facility. The balance was paid in full on March 5, 2002 with the proceeds from a new term loan discussed below. The revolving credit facility was scheduled to mature on March 31, 2003 and allowed for up to a combined amount of $30,000,000 in outstanding letters of credit and surety bonds ($17,087,000 and $9,675,000, respectively, were outstanding at January 31, 2002). The outstanding letters of credit reduced the credit available to the Company. The revolving credit available was reduced quarterly by $2,500,000. At January 31, 2002, the revolving credit line was $250,000,000.

Effective March 5, 2002, the Company increased its long-term credit facilities to $350,000,000. The credit facilities now include a $100,000,000 term loan and a $250,000,000 revolving line of credit, both of which mature in February 2006. Quarterly principal payments of $6,250,000 on the term loan commence on July 1, 2002. The revolving line of credit allows up to a combined amount of $40,000,000 in outstanding letters of credit or surety bonds. The outstanding letters of credit reduce the credit available to the Company.

The long-term credit facilities provide, among other things, for: 1) at the Company's election, interest rates of 2.125% over LIBOR or 1/2% over the prime rate; 2) maintenance of debt service coverage ratios and specified levels of net worth and cash flow (as defined); and 3) restriction on dividend payments and stock repurchases. At January 31, 2002, retained earnings of $12,529,000 were available for payment of dividends.

In order to mitigate the short-term variable interest rate risk on its long-term credit facilities, the Company has entered into a LIBOR interest rate swap and purchased LIBOR interest rate caps. The swap expires January 31, 2003, effectively fixes the LIBOR rate at 4.38% and had an original notional amount of $100,000,000. Effective February 1, 2002, the notional amount of this swap was reduced to $75,000,000. The interest rate caps have an average rate of 8.00% for 2002 and a notional amount of $54,161,000. In February 2002, LIBOR interest rate caps were purchased at an average rate of 5.50% at a notional amount of $100,000,000 covering the period February 1, 2003 through November 1, 2003.

Interest incurred on long-term credit facilities was $10,969,000 in 2001, $16,163,000 in 2000 and $10,897,000 in 1999. Interest paid on long-term credit facilities was $11,540,000 in 2001, $15,162,000 in 2000 and $9,984,000 in 1999.

Lumber Trading Group – The Lumber Trading Group is financed separately from the rest of the Company's strategic business units. The financing obligations of Lumber Trading Group are without recourse to the Company. Accordingly, the liquidity of Lumber Trading Group is discussed separately below under "Lumber Trading Group Liquidity."

Mortgage Financings

The Company is actively working to extend the maturities and/or refinance the nonrecourse debt that is coming due in 2002 and 2003, generally pursuing long-term fixed-rate debt. During the year ended January 31, 2002, the Company completed the following financings:

Purpose of Financing	Full Consolidation	Pro-Rata Consolidation
	(in thousands)	
Refinancings	$ 215,350	$ 225,437
Development projects (commitment)	315,430	397,707
Loan extensions	298,426	233,115
Acquisitions	118,756	119,689
Other	1,116	26,760
	$ 949,078	$ 1,002,708
Reduction of mortgage debt due to property dispositions	$ 111,952	$ 95,869

Interest Rate Exposure

On January 31, 2002, the composition of nonrecourse mortgage debt was as follows:

	Full Consolidation	Rate [1]	Less Minority Interest	Plus Unconsolidated Investments at Pro-Rata	Pro-Rata Consolidation	Rate [1]
			(dollars in thousands)			
Fixed	$ 1,817,234	7.28%	$ 339,214	$ 503,329	$ 1,981,349	7.42%
Variable						
Taxable [2]	649,321	5.51%	121,790	209,359	736,890	5.26%
Tax-Exempt	84,600	2.27%	11,700	63,690	136,590	2.35%
UDAG	69,443	1.73%	10,920	11,862	70,385	2.72%
	$ 2,620,598	**6.53%**	**$ 483,624**	**$ 788,240**	**$ 2,925,214**	**6.52%**

(1) Reflects weighted average interest rate including both the base index and lender margin.
(2) Taxable variable rate debt of $649,321 at full consolidation and $736,890 at pro-rata consolidation is protected with LIBOR swaps and caps described below. These LIBOR-based hedges protect current debt outstanding as well as the anticipated increase in debt outstanding for projects currently under development or anticipated to be under development during the year ending January 31, 2003.

Interest Rate Exposure (continued)

The Company generally borrows funds for development and construction projects with maturities of two to five years utilizing variable-rate financing. Upon opening and achieving stabilized operations, the Company generally pursues long-term fixed-rate financing.

The Company has purchased London Interbank Offered Rate ("LIBOR") interest rate hedges for its mortgage debt portfolio as follows:

Full Consolidation	Caps		Swaps [1]	
Period Covered	Amount	Average Rate	Amount	Average Rate
	(dollars in thousands)			
02/01/02 - 02/01/03	$608,361	7.64%	$ 317,759	3.88%
02/01/03 - 02/01/04	$849,787[2]	6.57%	$ 2,924	2.49%
02/01/04 - 02/01/05	$168,400	8.00%		
02/01/05 - 02/01/06	$133,900	8.00%		

Pro-Rata Consolidation	Caps		Swaps [1]	
Period Covered	Amount	Average Rate	Amount	Average Rate
	(dollars in thousands)			
02/01/02 - 02/01/03	$622,806	7.73%	$ 401,221	3.54%
02/01/03 - 02/01/04	$863,186[2]	6.65%	$ 25,776	4.67%
02/01/04 - 02/01/05	$263,638	8.00%		
02/01/05 - 02/01/06	$155,600	8.00%		

(1) Swaps include long-term LIBOR contracts that have an average maturity greater than six months. Swaps in the amount of $4,823 at full consolidation and $40,519 at pro-rata consolidation were entered into in February 2002.
(2) Includes interest rate caps in the amount of $400,000 that were purchased in February 2002.

The interest rate hedges summarized in the tables above were purchased to mitigate short-term variable interest rate risk. The Company currently intends to convert a significant portion of its committed variable-rate debt to fixed-rate debt. In order to protect against significant increases in long-term interest rates, the Company has purchased Treasury Options. The Company owns Treasury Options of $238,200,000 at full consolidation and $159,421,000 at pro-rata consolidation with a weighted average strike rate of approximately 200 basis points over the 10-year Treasury rate at January 31, 2002 and thus the Options have only limited value.

Including properties accounted for under the equity method, a 100 basis point increase in taxable interest rates would increase the annual pre-tax interest cost of the Company's taxable variable-rate debt by approximately $3,000,000 at January 31, 2002. This increase is net of the protection provided by the interest rate swaps and long-term LIBOR contracts in place as of January 31, 2002. Although tax-exempt rates generally increase in an amount that is smaller than corresponding changes in taxable interest rates, a 100 basis point increase in tax-exempt rates would increase the annual pre-tax interest cost of the Company's tax-exempt variable-rate debt by approximately $3,500,000.

Lumber Trading Group Liquidity

Lumber Trading Group is separately financed with two revolving lines of credit and an asset securitization facility.

At January 31, 2002, Lumber Trading Group's two revolving lines of credit totaled $86,000,000, expiring June 30, 2002. These credit lines are secured by the assets of the Lumber Trading Group and are used to finance its working capital needs. At January 31, 2002, $2,188,000 was outstanding under these revolving lines of credit.

Lumber Trading Group has entered into a three-year agreement expiring in July 2002 under which it is selling an undivided interest in a pool of receivables up to a maximum of $102,000,000 to a large financial institution (the "Financial Institution"). The Company bears no risk regarding the collectability of the accounts receivable once sold, and cannot modify the pool of receivables. At January 31, 2002 and 2001, the Financial Institution held an interest of $44,000,000 and $43,000,000, respectively, in the pool of receivables. Sales of accounts receivable have averaged $44,300,000 and $57,900,000 per month during the fiscal year ended January 31, 2002 and 2001, respectively.

To protect against risks associated with the variable interest rates on current and future borrowings on the liquidity banking agreement supporting the facility through which the pools of receivables are sold, the Lumber Trading Group entered into a interest rate swap with a notional amount of $20,000,000. The swap fixes the LIBOR interest rate at 4.28% and is effective through January 31, 2005.

These credit facilities are without recourse to the Company. The Company believes that the amounts available under these credit facilities will be sufficient to meet the Lumber Trading Group's liquidity needs.

Cash Flows - Full Consolidation

Net cash provided by operating activities was $79,115,000, $194,117,000 and $170,686,000 for 2001, 2000 and 1999, respectively. The decrease in net cash provided by operating activities in 2001 from 2000 is the result of an increase of $76,160,000 in operating expenditures, a decrease in cash distributions from operations of unconsolidated entities of $30,079,000, a decrease of $12,349,000 in rents and other revenues received (primarily attributable to an increase in operating revenues of $90,440,000, offset by an increase in net notes and accounts receivable of $36,465,000 in 2001 for Lumber Trading Group compared to a decrease in net notes and accounts receivable, of $56,942,000 in 2000 as well as the reversal of $24,620,000 of reserves against Residential Group notes receivable), a decrease of $6,264,000 in land development expenditures and an increase in interest paid of $2,119,000. These decreases were partially offset by an increase in proceeds from land sales of $11,969,000.

The increase in net cash provided by operating activities in 2000 from 1999 is the result of an increase of $61,276,000 in rents and other revenues received (primarily attributable to an increase in operating revenues of $75,563,000), an increase in land sales of $11,284,000 and an increase in cash distributions from operations of unconsolidated entities of $11,127,000, partially offset by an increase in interest paid of $38,909,000, an increase of $17,080,000 in land development expenditures and a decrease of $4,267,000 in operating expenditures.

Net cash used in investing activities totaled $210,420,000, $506,826,000 and $521,974,000 for 2001, 2000 and 1999, respectively. Capital expenditures totaled $419,301,000, $511,974,000 and $464,869,000 in 2001, 2000 and 1999, respectively, and were financed with approximately $267,000,000, $337,000,000 and $194,000,000 in new nonrecourse mortgage indebtedness incurred in 2001, 2000 and 1999, respectively, cash provided from operations, borrowings under the long-term credit facility and, in 2001, proceeds from the sale of common stock through a public offering of $117,663,000 of which $104,000,000 was used to reduce the long-term credit facility.

In 2001, 2000 and 1999, $190,011,000, $130,751,000 and $-0- was collected in proceeds from the disposition of real estate properties and other investments. In 2001, the Company collected proceeds from the sale of *Tucson Mall, Bowling Green Mall* and *Chapel Hill Mall* and *Whitehall Terrace, Peppertree, Palm Villas* and *The Oaks*, residential apartment properties, all of which were partially used to reduce total mortgage debt by $111,952,000 (see "Mortgage Financings"). In 2000, proceeds from the sale of *Studio Colony, Highlands, Tucson Place,* and the sale of available-for-sale equity securities were used to reduce total mortgage debt by $188,545,000.

In 2001, the Company received a return on its investment in and advances to real estate affiliates of $18,870,000. The Company invested $125,603,000 and $57,105,000 in investments in and advances to real estate affiliates in 2000 and 1999 respectively. The 2000 investments were primarily related to advances on behalf of the Company's joint venture partner in the New York City area urban retail development ($18,754,000), and two commercial shopping centers: *Mall at Stonecrest* in Atlanta, Georgia ($8,648,000) and *Mall at Robinson* in Pittsburgh, Pennsylvania ($6,896,000) and unconsolidated entities of $88,656,000. The 1999 investments were primarily in the following Residential Group projects: *The Grand* ($15,200,000), a 546-unit luxury high-rise apartment building in North Bethesda, Maryland; *Grand Lowry Lofts* ($9,600,000), 261 units in Denver, Colorado; and *American Cigar Co.* ($10,300,000), a 171-unit apartment renovation project in Richmond, Virginia. In addition, investments of $10,000,000 were made on behalf of the Company's partners during 1999 for New York City area urban development projects, and contributions were made to unconsolidated entities of $41,987,000. During 1999, a return on investment and advances to real estate affiliates of $23,270,000 was received on *101 San Fernando* in San Jose, California.

Net cash provided by financing activities totaled $117,094,000, $292,892,000 and $368,341,000 in 2001, 2000 and 1999, respectively. The Company's refinancing of mortgage indebtedness is discussed above in "Mortgage Refinancings" and borrowings under new nonrecourse mortgage indebtedness for acquisition and development activities and proceeds from the issuance on common stock and the related $104,000,000 repayment of the long-term credit facility is included in the preceding paragraph discussing net cash used in investing activities. Net cash provided by financing activities for 2001 also reflected an additional repayment of $56,000,000 on the long-term credit facility.

Net cash provided by financing activities for 2001 reflected an increase of $37,002,000 in restricted cash (primarily from the *Stapleton* project in Denver, Colorado and an assisted-living residential project in Long Island, New York), an increase in book overdrafts of $5,406,000 (representing checks issued but not yet paid), payment of deferred financing costs of $17,079,000, a net increase of $9,162,000 in notes payable, a decrease in minority interest of $2,219,000, proceeds of $4,577,000 from the exercise of shareholder stock options and payments of $8,213,000 of dividends to shareholders.

Net cash provided by financing activities for 2000 reflected a decrease in book overdrafts of $30,993,000 (representing checks issued but not yet paid), an increase in minority interest of $2,084,000, an increase in borrowings of subordinated debt of $20,400,000, a net decrease of $17,278,000 in notes payable (primarily comprised of a reduction in borrowings outstanding against the line of credit in the Lumber Trading Group), payment of deferred financing costs of $30,682,000 and payments of $6,608,000 of dividends to shareholders.

Net cash provided by financing activities for 1999 reflected an increase of $30,442,000 in net restricted cash primarily related to the financing of *45/75 Sidney* ($8,676,000), *Columbia Park Center* ($8,599,000) and a good faith deposit on Residential property to be acquired in the year 2000 ($11,514,000), net of an increase in book overdrafts of $8,582,000 (representing checks issued but not yet paid). In addition, the Company reported a net increase of $44,439,000 in notes payable primarily from two New York City hotels under construction payable to the hotel management company, minority interest of $16,376,000, payment of deferred financing costs of $6,575,000 and payment of $5,399,000 of dividends.

Cash Flows - Pro-Rata Consolidation

Net cash provided by operating activities was $90,724,000, $149,664,000 and $127,135,000 for 2001, 2000 and 1999, respectively. The decrease in net cash provided by operating activities in 2001 from 2000 is the result of an increase of $69,227,000 in operating expenditures, a decrease of $12,274,000 in rents and other revenues received (primarily attributable to an increase in operating revenues of $93,870,000, offset by an increase in notes and accounts receivable net of $36,466,000 in 2001 for Lumber Trading Group compared to a decrease in notes and accounts receivable, net of $56,942,000 in 2000 as well as the reversal of $24,620,000 of reserves against Residential Group notes receivable), and an increase in interest paid of $3,653,000. These decreases were partially offset by a decrease of $20,215,000 from land development expenditures and an increase in proceeds from land sales of $5,999,000.

The increase in net cash provided by operating activities in 2000 from 1999 is the result of an increase of $43,104,000 in rents and other revenues received primarily attributable to an increase in operating revenues of $58,450,000 and a decrease in notes and accounts receivable of $11,702,000, an increase in land sales of $25,033,000 and a decrease of $11,492,000 in operating expenditures (primarily from the Lumber Trading Group) partially offset by an increase of $30,034,000 in land development expenditures and an increase in interest paid of $27,066,000.

Net cash used in investing activities totaled $325,795,000, $458,552,000 and $396,786,000 for 2001, 2000 and 1999, respectively. Capital expenditures, other than development and acquisition activities, totaled $83,505,000, $29,156,000 and $37,822,000 (including both recurring and investment capital expenditures) in 2001, 2000 and 1999, respectively, and were financed with cash provided from operating activities and cash on hand at the beginning of the year. The Company invested $457,258,000, $525,903,000 and $343,846,000 in acquisition and development of real estate projects in 2001, 2000 and 1999, respectively. These expenditures were financed with approximately $359,000,000, $337,000,000 and $194,000,000 in new nonrecourse mortgage indebtedness incurred in 2001, 2000 and 1999, respectively, cash provided from operations, borrowings under the long-term credit facility and, in 2001, proceeds from the sale of common stock through a public offering of $117,663,000 of which $104,000,000 was used to reduce the long-term credit facility.

In 2001, 2000 and 1999, $197,802,000, $133,454,000 and $-0- was collected in proceeds from the disposition of operating properties and other investments. In 2001, the Company collected proceeds from the sale of *Tucson Mall*, *Bowling Green Mall* and *Chapel Hill Mall*, *Chapel Hill Towers* and *Whitehall Terrace*, *Peppertree*, *Palm Villas* and *The Oaks*, residential apartment properties, all of which were partially used to reduce total mortgage debt by $95,869,000. In 2000, proceeds from the sale of two residential apartment properties, *Studio Colony* and *Highlands*, one specialty retail center, *Tucson Place* and the sale of available-for-sale equity securities were used to reduce total mortgage debt by $173,120,000 (see "Mortgage Refinancings"). In 2001, the Company received a return on investment and advances to real estate affiliates of $17,166,000 primarily from the *Halle Building*, a commercial office building in Cleveland, Ohio. In 2000 and 1999, the Company invested $36,947,000 and $15,118,000 in investments in and advances to real estate affiliates. The 2000 investments were primarily related to New York City area urban retail development ($18,754,000) and two regional malls: *Mall at Stonecrest* in Atlanta, Georgia ($8,648,000) and *Mall at Robinson* in Pittsburgh, Pennsylvania ($6,896,000). The 1999 investments were primarily in the following syndicated Residential Group projects: *The Grand* ($15,200,000), a 546-unit luxury high-rise apartment building in North Bethesda, Maryland that opened in February 1999; *Grand Lowry Lofts* ($9,600,000), 261 units in Denver, Colorado; and *American Cigar Co.* ($10,300,000), a 171-unit apartment renovation project in Richmond, Virginia. In addition, investments of $10,000,000 were made on behalf of the Company's joint venture partner during 1999 for New York City area urban development projects. During 1999, a return on investment of $23,270,000 was received on *101 San Fernando* in San Jose, California.

Net cash provided by financing activities totaled $232,994,000, $293,656,000 and $288,217,000 in 2001, 2000 and 1999, respectively. The Company's refinancing of mortgage indebtedness is discussed above in "Mortgage Refinancings" and borrowings under new nonrecourse mortgage indebtedness for acquisition and development activities and proceeds from the issuance of common stock and the related $104,000,000 repayment of the long-term credit facility is included in the preceding paragraph discussing net cash used in investing activities. Net cash provided by financing activities for 2001 also reflected an additional repayment of $56,000,000 on the long-term credit facility.

Net cash provided by financing activities for 2001 reflected an increase in restricted funds of $42,585,000 (primarily related to *Foley Square*, a residential project in Manhattan, New York, the *Stapleton* project in Denver, Colorado and an assisted-living residential project in Long Island, New York), an increase in book overdrafts (representing checks issued but not yet paid) of $5,457,000, payment of deferred financing costs of $18,151,000 and payments of $8,213,000 of dividends to shareholders. In addition, the Company reported a net increase of $10,836,000 in notes payable and $4,577,000 from the exercise of stock options.

Net cash provided by financing activities for 2000 reflected a decrease in book overdrafts of $30,993,000 (representing checks issued but not yet paid), an increase in borrowings of subordinated debt of $20,400,000, a net decrease of $18,499,000 in notes payable (primarily comprised of a reduction in borrowings outstanding against the line of credit in the Lumber Trading Group), payment of deferred financing costs of $21,835,000 and payments of $6,608,000 of dividends to shareholders.

Net cash provided by financing activities for 1999 reflected an increase of $25,672,000 in restricted cash primarily related to the financing of *45/75 Sidney* ($8,676,000), an office building at *University Park at MIT* in Cambridge, Massachusetts, and a good faith deposit on Residential property to be acquired in the year 2000 ($11,514,000), net of an increase in book overdrafts of $8,582,000 (representing checks issued but not yet paid). In addition, the Company reported a net increase of $18,969,000 in notes payable primarily from two New York City hotels under construction payable to the hotel management company, payment of deferred financing costs of $6,021,000 and payment of $5,399,000 of dividends.

COMMITMENTS AND CONTINGENCIES

As of January 31, 2002, the Company has guaranteed loans of $1,400,000, letters of credit outstanding of $17,087,000 and surety bonds outstanding of $9,675,000.

The Company, as a general partner for certain limited partnerships, guarantees the funding of operating deficits of newly-opened apartment projects for an average of five years. In addition, in return for their capital contributions, the limited partners receive certain tax indemnity guarantees on their investments, namely specified amounts of tax losses and tax credits. To date, the partnerships have performed within projected returns and the Company has not been required to provide any funding of operating deficits or indemnifications.

The Company customarily guarantees lien-free completion of projects under construction. Upon completion, the guarantees are released. At January 31, 2002, completion guarantees of construction loan and other funding totaled approximately $1,300,000,000 on projects estimated to have total costs of approximately $1,800,000,000 which are approximately 50% complete in the aggregate. To date, the Company has been successful in consistently delivering lien-free completion of construction projects.

LEGAL PROCEEDINGS

The Company is defending a lawsuit relating to *Emporium*, a retail and office development project in San Francisco. The lawsuit is challenging the Company's right to entitlements under California environmental law. The Company obtained a favorable verdict in May 2001; however, an appeal was filed by the plaintiffs and is currently pending. The Company is also involved in other claims and lawsuits incidental to its business, and management and legal counsel are of the opinion that these claims and lawsuits will not have a material adverse effect on the Company's financial position, results of operations or cash flows.

SHELF REGISTRATION

On December 3, 1997, the Company filed a shelf registration statement with the Securities and Exchange Commission for the potential offering on a delayed basis of up to $250,000,000 in debt or equity securities. This registration was in addition to the shelf registration filed March 4, 1997 of up to $250,000,000 in debt or equity securities. The Company has sold approximately $82,000,000 and $126,000,000 through two common equity offerings completed on May 20, 1997 and September 28, 2001, respectively, and $200,000,000 through a debt offering completed on March 16, 1998. At January 31, 2002, the Company had available approximately $92,000,000 on the second shelf registration statement of debt, equity or any combination thereof.

On March 25, 2002, the Company filed a shelf registration statement with the Securities and Exchange Commission for the potential offering of up to 1,500,000 shares of Class A common stock that may be offered for sale from time to time by shareholders of the stock in the public market. The selling shareholders are family entities controlled by members of the Ratner, Shafran and Miller families which own a controlling interest in Forest City Enterprises, Inc. The Company will not receive any cash proceeds from the sale of these shares and, accordingly, all fees, expenses, discounts and commissions will be paid by the selling shareholders.

STOCK SPLIT/ DIVIDENDS

The Board of Directors approved a three-for-two stock split of both the Company's Class A and Class B Common Stock, effective November 14, 2001. The stock split was effected as a stock dividend.

On June 6, 2001, the Board of Directors voted to increase the 2001 quarterly dividend to $.0467 per share (adjusted for the three-for-two stock split) on both Class A and Class B Common Stock, representing a 16.7% annual increase over the previous quarterly dividend. Quarterly dividends were increased by Board of Director vote on September 4, 2001 providing an additional annual increase of 7.1% over the previous quarterly dividend.

The first, second, third and fourth 2001 quarterly dividends of $.0400, $.0467, $.0500 and $.0500, respectively, per share (on a post-split basis) on shares of both Class A and Class B Common Stock were paid June 15, 2001, September 19, 2001, December 17, 2001 and March 15, 2002, respectively.

The first 2002 quarterly dividend of $.0500 per share on both Class A and Class B Common Stock was declared on March 12, 2002 and will be paid on June 17, 2002 to shareholders of record at the close of business on June 3, 2002.

NEW ACCOUNTING STANDARDS

Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standard (SFAS) No. 133, "Accounting for Derivative Instruments and Hedging Activities", as amended by SFAS Nos. 137 and 138, which requires companies to record derivatives on the balance sheet as assets or liabilities measured at fair value. Gains or losses resulting from changes in the values of those derivatives would be accounted for depending on the use of the derivative and whether it qualifies for hedge accounting. The Company uses derivative instruments to protect against the risk of adverse price or interest rate movements on the value of certain firm commitments and liabilities or on future cash flows. On February 1, 2001, the Company adopted SFAS No. 133, and at that time, designated the derivative instruments in accordance with the requirements of the new standard. On February 1, 2001, the after-tax impact, net of minority interest, of the transition amounts of the derivative instruments resulted in a reduction of net income and other comprehensive income of approximately $1,200,000 and $7,800,000, respectively. The transition adjustments are presented as cumulative effect adjustments, as described in (APB) Opinion No. 20, Accounting Changes, in the 2001 consolidated financial statements. The transition amounts were determined based on the interpretive guidance issued by the FASB to date. The FASB continues to issue interpretive guidance that could require changes in the Company's application of the standard and may increase or decrease reported net income and shareholders' equity prospectively, depending on future levels of interest rates and other variables affecting the fair values of derivative instruments and hedged items, but will have no effect on statements of cash flows.

In June 2001, the FASB issued SFAS No. 141 "Business Combinations" which addresses financial accounting and reporting for business combinations and SFAS No. 142 "Goodwill and Other Intangible Assets" which addresses financial accounting and reporting for acquired goodwill and other intangible assets. These statements became effective for the fiscal year ended January 31, 2002. The Company believes the provisions of SFAS Nos. 141 and 142 will not have a significant impact on the consolidated financial statements.

Also in June 2001, the FASB issued SFAS No. 143 "Accounting for Asset Retirement Obligations" which addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. This statement requires the fair value of the liability for an asset retirement obligation be recognized in the period in which it is incurred. This new standard becomes effective for the Company for the year ending January 31, 2004. The Company does not expect this pronouncement to have a material impact on its financial position, results of operations, or cash flows.

In October 2001, the FASB issued SFAS No. 144 "Accounting for the Impairment or Disposal of Long-Lived Assets" which addresses financial accounting and reporting for the impairment or disposal of long-lived assets. This standard harmonizes the accounting for impaired assets and resolves some of the implementation issues as originally described in SFAS No. 121. It retains the fundamental provisions of SFAS No. 121 for (a) recognition and measurement of the impairment of long-lived assets to be held and used and (b) measurement of long-lived assets to be disposed of by sale. It also retains the basic provisions for presenting discontinued operations in the income statement but broadens the scope to include a component of an entity rather than a segment of a business. The new standard becomes effective for the Company for the year ending January 31, 2003. The Company does not expect this pronouncement to have a material impact on the Company's financial position, results of operations or cash flows. The Company expects the adoption of this standard to impact the presentation of its Statements of Earnings by requiring classification of gain (loss) on the disposal of operating properties and their related operating earnings with operations as discontinued operations.

INFORMATION RELATING TO FORWARD-LOOKING STATEMENTS

This Annual Report, together with other statements and information publicly disseminated by the Company, contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Such statements reflect management's current views with respect to financial results related to future events and are based on assumptions and expectations which may not be realized and are inherently subject to risks and uncertainties, many of which cannot be predicted with accuracy and some of which might not even be anticipated. Future events and actual results, financial or otherwise, may differ from the results discussed in the forward-looking statements. Risks and other factors that might cause differences, some of which could be material, include, but are not limited to, the effect of economic and market conditions on a nationwide basis as well as regionally in areas where the Company has a geographic concentration of properties; failure to consummate financing arrangements; development risks, including lack of satisfactory financing, construction and lease-up delays and cost overruns; the level and volatility of interest rates; financial stability of tenants within the retail industry, which may be impacted by competition and consumer spending; the rate of revenue increases versus expense increases; the cyclical nature of the lumber wholesaling business; as well as other risks listed from time to time in the Company's reports filed with the Securities and Exchange Commission. The Company has no obligation to revise or update any forward-looking statements as a result of future events or new information. Readers are cautioned not to place undue reliance on such forward-looking statements.

Summary of Earnings Before Depreciation, Amortization and Deferred Taxes - Year Ended January 31, 2002

	Commercial Group				Residential Group			
	Full Consolidation	Less Minority Interest	Plus Unconsolidated Investments at Pro-Rata	Pro-Rata Consolidation	Full Consolidation	Less Minority Interest	Plus Unconsolidated Investments at Pro-Rata	Pro-Rata Consolidation
Revenues	$ 560,750	$ 110,425	$ 95,670	$ 545,995	$ 168,713	$ 5,877	$ 56,818	$ 219,654
Exclude straight-line rent adjustment	(11,724)	–	–	(11,724)	–	–	–	–
Add back equity method depreciation expense	12,984	–	(12,984)	–	8,260	–	(7,732)	528
Adjusted revenues	562,010	110,425	82,686	534,271	176,973	5,877	49,086	220,182
Operating expenses, including depreciation and amortization for non-Real Estate Groups	321,602	64,173	58,028	315,457	80,205	7,010	36,144	109,339
Exclude straight-line rent adjustment	(5,130)	–	–	(5,130)	–	–	–	–
Operating expenses excluding straight-line rent adjustment	316,472	64,173	58,028	310,327	80,205	7,010	36,144	109,339
Gain on disposition recorded on equity method	674	–	(674)	–	5,007	–	(5,007)	–
Minority interest in earnings before depreciation and amortization	12,396	12,396	–	–	(2,483)	(2,483)	–	–
Interest expense	122,443	33,856	25,332	113,919	23,483	1,350	17,949	40,082
Income tax provision	7,554	–	–	7,554	1,772	–	–	1,772
	459,539	110,425	82,686	431,800	107,984	5,877	49,086	151,193
Earnings before depreciation, amortization and deferred taxes (EBDT)	$ 102,471	$ –	$ –	$ 102,471	$ 68,989	$ –	$ –	$ 68,989

	Land Development Group				Lumber Trading Group			
	Full Consolidation	Less Minority Interest	Plus Unconsolidated Investments at Pro-Rata	Pro-Rata Consolidation	Full Consolidation	Less Minority Interest	Plus Unconsolidated Investments at Pro-Rata	Pro-Rata Consolidation
Revenues	$ 60,752	$ 2,080	$ 24,310	$ 82,982	$ 115,728	$ –	$ –	$ 115,728
Operating expenses, including depreciation and amortization for non-Real Estate Groups	27,807	1,261	21,935	48,481	107,103	–	–	107,103
Minority interest in earnings before depreciation and amortization	819	819	-	–	–	–	–	–
Interest expense	1,010	–	2,375	3,385	3,131	–	–	3,131
Income tax provision	9,687	–	–	9,687	2,421	–	–	2,421
	39,323	2,080	24,310	61,553	112,655	–	–	112,655
Earnings before depreciation, amortization and deferred taxes (EBDT)	$ 21,429	$ –	$ –	$ 21,429	$ 3,073	$ –	$ –	$ 3,073

	Corporate Activities				Total			
	Full Consolidation	Less Minority Interest	Plus Unconsolidated Investments at Pro-Rata	Pro-Rata Consolidation	Full Consolidation	Less Minority Interest	Plus Unconsolidated Investments at Pro-Rata	Pro-Rata Consolidation
Revenues	$ 627	$ –	$ –	$ 627	$ 906,570	$118,382	$176,798	$ 964,986
Exclude straight-line rent adjustment	–	–	–	–	(11,724)	–	–	(11,724)
Add back equity method depreciation expense	–	–	–	–	21,244	–	(20,716)	528
Adjusted revenues	627	–	–	627	916,090	118,382	156,082	953,790
Operating expenses, including depreciation and amortization for non-Real Estate Groups	19,766	–	–	19,766	556,483	72,444	116,107	600,146
Exclude straight-line rent adjustment	–	–	–	–	(5,130)	–	–	(5,130)
Operating expenses excluding straight-line rent adjustment	19,766	–	–	19,766	551,353	72,444	116,107	595,016
Gain on disposition recorded on equity method	–	–	–	–	5,681	–	(5,681)	–
Minority interest in earnings before depreciation and amortization	–	–	–	–	10,732	10,732	–	–
Interest expense	28,513	–	–	28,513	178,580	35,206	45,656	189,030
Income tax (benefit) provision	(19,660)	–	–	(19,660)	1,774	–	–	1,774
	28,619	–	–	28,619	748,120	118,382	156,082	785,820
Earnings before depreciation, amortization and deferred taxes (EBDT)	$ (27,992)	$ –	$ –	$ (27,992)	$ 167,970	$ –	$ –	$ 167,970

Reconciliation to net earnings:

	Full Consolidation	Less Minority Interest	Plus Unconsolidated Investments at Pro-Rata	Pro-Rata Consolidation
Earnings before depreciation, amortization and deferred taxes (EBDT)	$ 167,970	$ –	$ –	$ 167,970
Depreciation and amortization – Real Estate Groups	(98,368)	–	–	(98,368)
Deferred taxes – Real Estate Groups	(26,126)	–	–	(26,126)
Straight-line rent adjustment	6,594	–	–	6,594
Provision for decline in real estate, net of tax	(6,089)	(1,973)	–	(4,116)
Minority interest in provision for decline in real estate	1,973	1,973	–	–
Gain on disposition of operating properties and other investments, net of tax	55,076	–	3,434	58,510
Gain on disposition reported on equity method	3,434	–	(3,434)	–
Extraordinary loss, net of tax	(233)	–	–	(233)
Cumulative effect of change in accounting principle, net of tax	(1,202)	–	–	(1,202)
Net earnings	$ 103,029	$ –	$ –	$ 103,029

Summary of Earnings Before Depreciation, Amortization and Deferred Taxes - Year Ended January 31, 2001

	Commercial Group				Residential Group			
	Full Consolidation	Less Minority Interest	Plus Unconsolidated Investments at Pro-Rata	Pro-Rata Consolidation	Full Consolidation	Less Minority Interest	Plus Unconsolidated Investments at Pro-Rata	Pro-Rata Consolidation
Revenues	$ 538,034	$ 103,839	$ 88,646	$ 522,841	$ 126,458	$ 10,408	$ 51,002	$ 167,052
Exclude straight-line rent adjustment	(13,311)	–	–	(13,311)	–	–	–	–
Add back equity method depreciation expense	12,628	–	(12,628)	–	7,658	–	(7,333)	325
Adjusted revenues	537,351	103,839	76,018	509,530	134,116	10,408	43,669	167,377
Operating expenses, including depreciation and amortization for non-Real Estate Groups	267,937	51,325	50,540	267,152	48,087	4,728	30,963	74,322
Exclude straight-line rent adjustment	(3,888)	–	–	(3,888)	–	–	–	–
Operating expenses excluding straight-line rent adjustment	264,049	51,325	50,540	263,264	48,087	4,728	30,963	74,322
Gain on disposition recorded on equity method	2,359	–	(2,359)	–	–	–	–	–
Minority interest in earnings before depreciation and amortization	20,753	20,753	–	–	1,953	1,953	–	–
Interest expense	119,015	31,761	27,837	115,091	23,555	3,727	12,706	32,534
Income tax provision	9,729	–	–	9,729	4,734	–	–	4,734
	415,905	103,839	76,018	388,084	78,329	10,408	43,669	111,590
Earnings before depreciation, amortization and deferred taxes (EBDT)	$ 121,446	$ –	$ –	$ 121,446	$ 55,787	$ –	$ –	$ 55,787

	Land Development Group				Lumber Trading Group			
	Full Consolidation	Less Minority Interest	Plus Unconsolidated Investments at Pro-Rata	Pro-Rata Consolidation	Full Consolidation	Less Minority Interest	Plus Unconsolidated Investments at Pro-Rata	Pro-Rata Consolidation
Revenues	$ 24,326	$ –	$ 40,330	$ 64,656	$ 105,427	$ –	$ –	$ 105,427
Operating expenses, including depreciation and amortization for non-Real Estate Groups	19,560	40	37,505	57,025	98,534	–	–	98,534
Minority interest in earnings before depreciation and amortization	(40)	(40)	–	–	–	–	–	–
Interest expense	1,901	–	2,825	4,726	5,584	–	–	5,584
Income tax provision	714	–	–	714	1,026	–	–	1,026
	22,135	–	40,330	62,465	105,144	–	–	105,144
Earnings before depreciation, amortization and deferred taxes (EBDT)	$ 2,191	$ –	$ –	$ 2,191	$ 283	$ –	$ –	$ 283

	Corporate Activities				Total			
	Full Consolidation	Less Minority Interest	Plus Unconsolidated Investments at Pro-Rata	Pro-Rata Consolidation	Full Consolidation	Less Minority Interest	Plus Unconsolidated Investments at Pro-Rata	Pro-Rata Consolidation
Revenues	$ 540	$ –	$ –	$ 540	$ 794,785	$114,247	$179,978	$ 860,516
Exclude straight-line rent adjustment	–	–	–	–	(13,311)	–	–	(13,311)
Add back equity method depreciation expense	–	–	–	–	20,286	–	(19,961)	325
Adjusted revenues	540	–	–	540	801,760	114,247	160,017	847,530
Operating expenses, including depreciation and amortization for non-Real Estate Groups	13,459	–	–	13,459	447,577	56,093	119,008	510,492
Exclude straight-line rent adjustment	–	–	–	–	(3,888)	–	–	(3,888)
Operating expenses excluding straight-line rent adjustment	13,459	–	–	13,459	443,689	56,093	119,008	506,604
Gain on disposition recorded on equity method	–	–	–	–	2,359	–	(2,359)	–
Minority interest in earnings before depreciation and amortization	–	–	–	–	22,666	22,666	–	–
Interest expense	32,489	–	–	32,489	182,544	35,488	43,368	190,424
Income tax (benefit) provision	(13,510)	–	–	(13,510)	2,693	–	–	2,693
	32,438	–	–	32,438	653,951	114,247	160,017	699,721
Earnings before depreciation, amortization and deferred taxes (EBDT)	$ (31,898)	$ –	$ –	$ (31,898)	$ 147,809	$ –	$ –	$ 147,809

Reconciliation to net earnings:	Full Consolidation	Less Minority Interest	Plus Unconsolidated Investments at Pro-Rata	Pro-Rata Consolidation
Earnings before depreciation, amortization and deferred taxes (EBDT)	$ 147,809	$ –	$ –	$ 147,809
Depreciation and amortization – Real Estate Groups	(95,763)	–	–	(95,763)
Deferred taxes – Real Estate Groups	(23,518)	–	–	(23,518)
Straight-line rent adjustment	9,423	–	–	9,423
Provision for decline in real estate, net of tax	(744)	–	–	(744)
Gain (loss) on disposition of properties and other investments, net of tax	51,821	(250)	2,359	54,430
Minority interest in gain on disposition	250	250	–	–
Gain on disposition reported on equity method	2,359	–	(2,359)	–
Net earnings	$ 91,637	$ –	$ –	$ 91,637

Summary of Earnings Before Depreciation, Amortization and Deferred Taxes - Year Ended January 31, 2000

	Commercial Group				Residential Group			
	Full Consolidation	Less Minority Interest	Plus Unconsolidated Investments at Pro-Rata	Pro-Rata Consolidation	Full Consolidation	Less Minority Interest	Plus Unconsolidated Investments at Pro-Rata	Pro-Rata Consolidation
Revenues	$ 419,910	$ 63,675	$ 86,757	$ 442,992	$ 115,681	$ 4,569	$ 47,656	$ 158,768
Add back equity method depreciation expense	11,843	–	(11,843)	–	6,740	–	(6,740)	–
Adjusted revenues	431,753	63,675	74,914	442,992	122,421	4,569	40,916	158,768
Operating expenses, including depreciation and amortization for non-Real Estate Groups	212,794	28,606	47,010	231,198	50,037	2,748	26,752	74,041
Loss on disposition recorded on equity method	(411)	–	411	–	–	–	–	–
Minority interest in earnings before depreciation and amortization	14,168	14,168	–	–	693	693	–	–
Interest expense	87,764	20,901	27,493	94,356	13,411	1,128	14,164	26,447
Income tax provision	11,561	–	–	11,561	11,869	–	–	11,869
	325,876	63,675	74,914	337,115	76,010	4,569	40,916	112,357
Earnings before depreciation, amortization and deferred taxes (EBDT)	$ 105,877	$ –	$ –	$ 105,877	$ 46,411	$ –	$ –	$ 46,411

	Land Development Group				Lumber Trading Group			
	Full Consolidation	Less Minority Interest	Plus Unconsolidated Investments at Pro-Rata	Pro-Rata Consolidation	Full Consolidation	Less Minority Interest	Plus Unconsolidated Investments at Pro-Rata	Pro-Rata Consolidation
Revenues	$ 13,242	$ –	$ 28,114	$ 41,356	$ 149,357	$ –	$ –	$ 149,357
Operating expenses, including depreciation and amortization for non-Real Estate Groups	11,843	–	27,889	39,732	131,811	–	–	131,811
Interest expense	7,145	–	225	7,370	5,288	–	–	5,288
Income tax (benefit) provision	(2,257)	–	–	(2,257)	5,188	–	–	5,188
	16,731	–	28,114	44,845	142,287	–	–	142,287
Earnings before depreciation, amortization and deferred taxes (EBDT)	$ (3,489)	$ –	$ –	$ (3,489)	$ 7,070	$ –	$ –	$ 7,070

	Corporate Activities				Total			
	Full Consolidation	Less Minority Interest	Plus Unconsolidated Investments at Pro-Rata	Pro-Rata Consolidation	Full Consolidation	Less Minority Interest	Plus Unconsolidated Investments at Pro-Rata	Pro-Rata Consolidation
Revenues	$ 598	$ –	$ –	$ 598	$ 698,788	$ 68,244	$162,527	$ 793,071
Add back equity method depreciation expense	–	–	–	–	18,583	–	(18,583)	–
Adjusted revenues	598	–	–	598	717,371	68,244	143,944	793,071
Operating expenses, including depreciation and amortization for non-Real Estate Groups	12,786	–	–	12,786	419,271	31,354	101,651	489,568
Loss on disposition recorded on equity method	–	–	–	–	(411)	–	411	–
Minority interest in earnings before depreciation and amortization	–	–	–	–	14,861	14,861	–	–
Interest expense	26,258	–	–	26,258	139,866	22,029	41,882	159,719
Income tax (benefit) provision	(15,216)	–	–	(15,216)	11,145	–	–	11,145
	23,828	–	–	23,828	584,732	68,244	143,944	660,432
Earnings before depreciation, amortization and deferred taxes (EBDT)	$ (23,230)	$ –	$ –	$ (23,230)	$ 132,639	$ –	$ –	$ 132,639

Reconciliation to net earnings:

	Full Consolidation	Less Minority Interest	Plus Unconsolidated Investments at Pro-Rata	Pro-Rata Consolidation
Earnings before depreciation, amortization and deferred taxes (EBDT)	$132,639	$ –	$ –	$132,639
Depreciation and amortization – Real Estate Groups	(84,586)	–	–	(84,586)
Deferred taxes – Real Estate Groups	(12,453)	–	–	(12,453)
Provision for decline in real estate, net of tax	(3,060)	–	–	(3,060)
Gain (loss) on disposition of properties and other investments, net of tax	11,139	2,738	(411)	7,990
Minority interest in gain on disposition	(2,738)	(2,738)	–	–
Loss on disposition reported on equity method	(411)	–	411	–
Extraordinary gain, net of tax	272	–	–	272
Net earnings	$ 40,802	$ –	$ –	$ 40,802

Forest City Commercial Group, Inc.
– Cleveland, Ohio

James A. Ratner, *President and Chief Executive Officer*
David J. LaRue, *Executive Vice President and Chief Operating Officer*
D. Layton McCown, *Senior Vice President and Chief Financial Officer*

Portfolio Management Division

Duane E. Bishop, Jr., *Senior Vice President*
Mark C. Siegel, *Senior Vice President - Portfolio Strategy*

Accounting

John L. Hyclak, *Vice President - Finance and Accounting*
Michael R. May, *Vice President*

Leasing

Joseph J. Boehm, III, *Vice President - Retail Leasing*
James P. Crosby, *Vice President - Office Leasing*
William P. Hewitt, *Senior Vice President - West Coast Retail Leasing*
Patrick M. Lott, *Senior Vice President - Office Development and Leasing*
Michael E. Stevens, *Senior Vice President - Retail Leasing*

Management

Edward A. Chanatry, *Vice President - Operations - Hotel*
Michael Farley, *Vice President - Operations - Boston*
David J. Favorite, *Vice President - Administration*
Tom L. Gilkeson, *Vice President - Operations - Eastern Region*
Jack R. Kuhn, *Vice President - Operations - Cleveland*
Alan W. Schmiedicker, *Vice President - Operations - Western Region*

Development Division

Peter B. Calkins, *Vice President - Boston Division*
Emerick J. Corsi, *Senior Vice President*
Gayle Blakeley Farris, *President - Boston Division*
Brian M. Jones, *President - West Coast Division*
Douglas Lund, *Senior Vice President - East Coast Development*
Colm W. Macken, *Vice President - West Coast Division*
Brian J. Ratner, *Executive Vice President - East Coast Development*
Joginder Singh, *Executive Vice President - Forest City Commercial Construction, Inc.*

Forest City Finance Corporation

Judith A. Wolfe, *President*
Liane M. Simonetti, *Senior Vice President*
Steven H. Kurland, *Senior Vice President*
Sally A. Ingberg, *Vice President*
Douglas S. Brooks, *Vice President*
Eric J. Louttit, *Vice President*

Forest City Ratner Companies – New York, New York

Bruce C. Ratner, *President and Chief Executive Officer*
Joanne M. Minieri, *Executive Vice President and Chief Operating Officer*
David L. Berliner, *Executive Vice President and General Counsel*
Richard S. Pesin, *Senior Vice President and Director of Retail Development*
Robert P. Sanna, *Executive Vice President and Director of Construction and Design Development*
James P. Stuckey, *Executive Vice President and Director of Commercial Development*
Andrew P. Silberfein, *Senior Vice President - Finance*
Mary Anne Gilmartin, *Senior Vice President - Commercial Development*
Lauren Du, *Senior Vice President - Controller*
Kenneth Brown, *President of FCR Construction Services*

First New York Management

Terence M. Whalen, *President*
Donna C. Singleton, *Senior Vice President - Controller*

Forest City Residential Group, Inc.
– Cleveland, Ohio

Ronald A. Ratner, *President and Chief Executive Officer*
James J. Prohaska, *Executive Vice President and Chief Operating Officer*
James T. Brady, *Vice President and Chief Financial Officer*
John D. Brocklehurst, *Vice President*
Michael D. Daly, *President and Chief Executive Officer - Forest City Daly Housing LLC*
Gerald M. Leuhsler, *Vice President - Construction Administration*
David J. Levey, *Executive Vice President - East Coast Development*
Jay W. Magee, *Vice President - Equity Services*
Deborah Ratner Salzberg, *Vice President*

Forest City Capital Corporation

Edward Pelavin, *President*
Anthony A. Love, *Vice President*
Karen A. Travers, *Vice President*

Forest City Residential Management, Inc.

George M. Cvijovic, *Co-President, Chief Operations Officer*
Angelo N. Pimpas, *Co-President, Chief Administrative Officer*
Joseph S. Bridgforth, *Vice President - Conventional Properties*
Oscar A. Crowder, *Vice President - Federally Assisted Housing*

Forest City Residential West, Inc. - Los Angeles, California and Denver, Colorado

Gregory M. Vilkin, *President*
John S. Lehigh, *Executive Vice President and Chief Operating Officer - Stapleton*
Greg Anderson, *Senior Vice President*
James D. Chrisman, *Senior Vice President*

Forest City Land Group, Inc.
– Cleveland, Ohio

Robert F. Monchein, *President*
Mark A. Ternes, *Vice President*
Dean F. Wingert, *Vice President*
Frank J. Stringer, *Vice President*
James P. Martynowski, *Vice President*

Forest City Trading Group, Inc.
– Portland, Oregon

John W. Judy, *President*
Lois Tonning, *Senior Vice President and Chief Financial Officer*

General and Associate General Counsel

William M. Warren, *General Counsel*
Geralyn M. Presti, *Deputy General Counsel*
Lawrence Fishman, *Associate General Counsel*
David J. Gordon, *Associate General Counsel*
Warren K. Ornstein, *Associate General Counsel*
Charles L. Pitcock, *Associate General Counsel*

Forest City Rental Properties Corporation

(Officers not otherwise listed in other positions within the Company)

Robert G. O'Brien, *Executive Vice President - Finance and Investment*
Thomas A. Michaels, *Vice President - Director of Taxes*
Brad E. Snyder, *Vice President - Corporate Strategic Initiatives*

Board of Directors

Scott S. Cowen, *President - Tulane University*
Michael P. Esposito, Jr., *Chairman - XL Capital Ltd.; Retired Executive Vice President/Chief Control Compliance and Administrative Officer - The Chase Manhattan Bank, N.A.*
Jerry V. Jarrett, *Retired Chairman and Chief Executive Officer - Ameritrust Corporation*
Samuel H. Miller, *Co-Chairman of the Board and Treasurer*
Albert B. Ratner, *Co-Chairman of the Board*
Brian J. Ratner, *Executive Vice President - East Coast Development*
Charles A. Ratner, *President and Chief Executive Officer*
James A. Ratner, *Executive Vice President*
Ronald A. Ratner, *Executive Vice President*
Deborah Ratner Salzberg, *Vice President - Forest City Residential Group, Inc.*
Stan Ross, *Retired Vice Chairman/Special Consultant - Ernst & Young LLP; Chairman of the Board - USC Lusk Center for Real Estate*
Joan K. Shafran, *Executive Managing Partner - The Berimore Company*
Louis Stokes, *Attorney - Squire, Sanders & Dempsey, Retired Member of The United States Congress*

Corporate Officers

Samuel H. Miller, *Co-Chairman of the Board and Treasurer*
Albert B. Ratner, *Co-Chairman of the Board*
Charles A. Ratner, *President and Chief Executive Officer*
James A. Ratner, *Executive Vice President*
Ronald A. Ratner, *Executive Vice President*
Brian J. Ratner, *Executive Vice President - East Coast Development*
Thomas G. Smith, *Executive Vice President, Chief Financial Officer and Secretary*
William M. Warren, *Senior Vice President, General Counsel and Assistant Secretary*
Linda M. Kane, *Vice President and Corporate Controller*
Thomas T. Kmiecik, *Assistant Treasurer*
Allan C. Krulak, *Vice President - Director of Community Affairs*
Nancy W. McCann, *Vice President - Marketing*
Minta A. Monchein, *Vice President - Human Resources*

SEC Form 10-K

A copy of the annual report on Form 10-K as filed with the Securities and Exchange Commission may be obtained without charge upon written request to:

Thomas T. Kmiecik
Assistant Treasurer
Forest City Enterprises, Inc.
Terminal Tower
50 Public Square Suite 1100
Cleveland, Ohio 44113
tom_kmiecik@fceinc.com

Transfer Agent and Registrar

National City Bank
Stock Transfer Department
P.O. Box 92301
Cleveland, Ohio 44193-0900
(800) 622-6757

Dividend Reinvestment and Stock Purchase Plan

The Company offers its stockholders the opportunity to purchase additional shares of common stock through the Forest City Enterprises, Inc. Dividend Reinvestment and Stock Purchase Plan at 97% of current market value. A copy of the Plan prospectus and an enrollment card may be obtained by contacting National City Bank at (800) 622-6757.

Annual Meeting

The annual meeting of Forest City Enterprises' shareholders will be held on June 11, 2002 at 2 p.m. at:

Ritz-Carlton Hotel
6th Floor Ballroom
Tower City Center
1515 W. Third Street
Cleveland, Ohio 44113

Number of Holders of Common Stock

The number of shareholders of record as of March 1, 2002 for Class A and Class B common stock were 753 and 572, respectively, as certified by National City Bank, Agent.

Website

www.fceinc.com

Stock Exchange Listing
New York Stock Exchange
New York, New York
Symbols: FCEA and FCEB

Executive Offices

Forest City Enterprises, Inc.
Terminal Tower
50 Public Square Suite 1100
Cleveland, Ohio 44113
(216) 621-6060

FCEA
Listed
NYSE

FOREST CITY
ENTERPRISES
Terminal Tower • 50 Public Square
Suite 1100 • Cleveland, Ohio 44113